Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND AMONG

BP EXPLORATION & PRODUCTION INC.,

BP AMERICA PRODUCTION COMPANY

AND

PLAINS EXPLORATION & PRODUCTION COMPANY

Dated as of September 4, 2012

i

8.5 Purchaser’s Environmental Indemnity Obligation	49
8.6 Seller Retained Liabilities	50
8.7 Limitations	51
8.8 Notice of Claims	51
8.9 Defense of Third Party Claims	52
8.10 Cooperation and Mitigation	53
8.11 Right to Participate	53
8.12 Waiver of Certain Damages	54
8.13 No Duplication of Remedies	54
8.14 Survival	54
8.15 Exclusive Remedy	54
8.16 Tax Treatment of Indemnity Payments and Purchase Price Adjustments	55

ARTICLE IX SPECIAL WARRANTY OF TITLE AND DISCLAIMERS	55

9.1 Special Warranty of Title	55
9.2 Disclaimer – Representations and Warranties	55
9.3 Disclaimer – Statements and Information	56

ARTICLE X SELLER’S REPRESENTATIONS AND WARRANTIES	56

10.1 Seller’s Representations and Warranties	56

ARTICLE XI PURCHASER’S REPRESENTATIONS AND WARRANTIES	63

11.1 Purchaser’s Representations and Warranties	63

ARTICLE XII ADDITIONAL COVENANTS	65

12.1 Subsequent Operations	65
12.2 Purchaser’s Assumption of Obligations	65
12.3 Asbestos and NORM	66
12.4 Decommissioning	66
12.5 Process Safety Management	67
12.6 Imbalances	67
12.7 Suspense Funds	69
12.8 Technology and Confidential Data	69
12.9 Transition Services Agreement	70
12.10 Conduct of Business	70
12.11 Certain Contracts	73
12.12 [intentionally omitted]	73
12.13 Notification of Breaches	73
12.14 Removal of Seller Marks	73
12.15 Letters-in-Lieu	74
12.16 Seller Standards	74
12.17 Third Party Seismic Data	75
12.18 Replacement of Seller Guaranties	75
12.19 Fiber Optic Service Agreement	75
12.20 Required Contracts	75
12.21 Purchaser Audits and Filings	76
12.22 Rights of Non-Exclusive Use	77

ARTICLE XIII HSR ACT; FCC FILINGS	78

13.1 HSR Filings	78
13.2 FCC Filings	78

ARTICLE XIV PERSONNEL	79

14.1 Employees	79
14.2 Employment Offers to Employees	79
14.3 Employment Terms	80
14.4 Employment Offers to Employees on Leave	80
14.5 Transfer Time	80
14.6 Cessation of Participation in Seller’s or its Affiliates’ Benefit Plans	81
14.7 Employee and Benefit Plan Liabilities	81
14.8 Savings Plans	81
14.9 Seller Retirement Plan Benefits	82
14.10 Vacation	82
14.11 WARN Act	82
14.12 Service Credit	82
14.13 Benefits – Miscellaneous	83
14.14 Restriction on Solicitation	83
14.15 Information Requests; Cooperation; Employment Records	83
14.16 Access to Employees Hired by Purchaser or its Affiliates	83
14.17 Independent Contractors	83
14.18 No Third-Party Beneficiaries	84

ARTICLE XV CONDITIONS PRECEDENT TO CLOSING	84

15.1 Conditions Precedent to Seller’s Obligation to Close	84
15.2 Conditions Precedent to Purchaser’s Obligation to Close	84
15.3 Conditions Precedent to Obligation of Each Party to Close	84

ARTICLE XVI THE CLOSING	85

16.1 Closing	85
16.2 Obligations of Seller at Closing	85
16.3 Obligations of Purchaser at Closing	87

ARTICLE XVII TERMINATION	88

17.1 Grounds for Termination	88
17.2 Effect of Termination	89
17.3 Dispute over Right to Terminate	90
17.4 Confidentiality	90

ARTICLE XVIII ARBITRATION	91

18.1 Friendly Consultation	91
18.2 Arbitration	91
18.3 Continuing Obligations and Rights	94
18.4 Interim Remedies	94

ARTICLE XIX MISCELLANEOUS	94

19.1 Notices	94
19.2 Expenses, Post-Closing Consents and Filings	95
19.3 Records	96
19.4 Post-Closing Confidentiality of Records	97
19.5 GAAP/Financial Reporting	97
19.6 Further Assurances	97
19.7 Extent of Indemnification	98
19.8 Amendments and Severability	98
19.9 Successors and Assigns	98
19.10 Headings and Exhibits	99
19.11 Governing Law; Consent to Jurisdiction	99
19.12 No Partnership Created	100
19.13 Public Announcements	100
19.14 No Third Party Beneficiaries	101
19.15 Waiver of Consumer Rights	101
19.16 Redhibition Waiver	101
19.17 UTPCPL Waiver	102
19.18 Recordation	102
19.19 Not to be Construed Against Drafter	102
19.20 Schedules	102
19.21 Acknowledgement of Parties; Conspicuousness	103
19.22 Waiver of Compliance; Rights Cumulative	103
19.23 Entire Agreement	103
19.24 Conflicts	104
19.25 Time of Essence	104
19.26 Counterparts	104
19.27 No Recourse	104

EXHIBITS

EXHIBIT A-1	PROPERTIES AND ALLOCATION OF PURCHASE PRICE
EXHIBIT A-2	WELLS
EXHIBIT A-3	EASEMENTS AND RIGHTS OF WAY
EXHIBIT A-4	AFFILIATE CONTRACTS
EXHIBIT B	EXCLUDED PROPERTIES
EXHIBIT C-1	FORM OF ASSIGNMENT AND BILL OF SALE
EXHIBIT C-2	FORM OF ASSIGNMENT OF RECORD TITLE INTEREST
EXHIBIT C-3	FORM OF ASSIGNMENT OF OPERATING RIGHTS
EXHIBIT C-4	FORM OF ASSIGNMENT OF RIGHTS OF WAY
EXHIBIT D	FORM OF CERTIFICATE
EXHIBIT E	FORM OF NON-FOREIGN CERTIFICATE
EXHIBIT F	FORM OF PREFERENTIAL RIGHT NOTICE LETTER
EXHIBIT G	FORM OF CONSENT NOTICE LETTER
EXHIBIT H	FORM OF PRELIMINARY SETTLEMENT STATEMENT
EXHIBIT I	INTENTIONALLY OMITTED
EXHIBIT J	FORM OF TRANSITION SERVICES AGREEMENT
EXHIBIT K	FORM OF LETTERS-IN-LIEU
EXHIBIT L	FORM OF NON-EXCLUSIVE REPROCESSED GEOPHYSICAL DATA USE AGREEMENT
EXHIBIT M	FORM OF SEISMIC LICENSE
EXHIBIT N	FORM OF SELLER-OWNED TECHNOLOGY LICENSE
EXHIBIT O	FORM OF CRUDE OIL PURCHASE AGREEMENT
EXHIBIT P	FORM OF NATURAL GAS AND NGL PURCHASE AGREEMENT
EXHIBIT Q	FORM OF GAS PROCESSING AGREEMENT
EXHIBIT R	FORM OF FIBER OPTIC SERVICE AGREEMENT
EXHIBIT S	FORM OF LETTER OF ATTORNMENT - ENTERPRISE

v

SCHEDULES

Schedule 1.1-1	BP SLUG CONTROL SOFTWARE
Schedule 1.1-2	CONFIDENTIALITY AGREEMENT
Schedule 1.1-3	KNOWLEDGE PERSONS
SUBPART A: SELLER
SUBPART B: PURCHASER
Schedule 1.1-4	SELLER GUARANTIES
Schedule 1.1-5	SEISMIC DATA
Schedule 3.2	PREFERENTIAL RIGHTS
Schedule 10.1(c)	SELLER CONSENTS
Schedule 10.1(d)	LITIGATION
Schedule 10.1(g)	TAXES
Schedule 10.1(h)	MATERIAL CONTRACTS
Schedule 10.1(j)	VIOLATIONS OF LAW
Schedule 10.1(k)	ENVIRONMENTAL MATTERS
Schedule 10.1(m)	PAYOUT STATUS
Schedule 10.1(n)	AFEs
Schedule 10.1(o)	SUSPENSE FUNDS
Schedule 10.1(q)	PLUGGING AND ABANDONMENT OBLIGATIONS
Schedule 10.1(s)	MATERIAL ADVERSE CHANGES
Schedule 10.1(v)	MATERIAL SELLER PLANS
Schedule 11.1(c)	PURCHASER CONSENTS
Schedule 12.6	IMBALANCES
Schedule 12.20	REQUIRED CONTRACTS
Schedule 14.1(A)	EMPLOYEE LIST
Schedule 14.1(B)	EXCLUDED EMPLOYEE LIST
Schedule 14.3	EMPLOYEE TERMS

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated as of September 4, 2012 (the “Signing Date”), by and among BP EXPLORATION & PRODUCTION INC., a Delaware corporation, with an office at 200 WestLake Park Boulevard, Houston, Texas 77079 (“BPXP”), BP AMERICA PRODUCTION COMPANY, a Delaware corporation, with an office at 501 WestLake Park Boulevard, Houston, Texas 77079 (“BPAPC” and together with BPXP, collectively hereinafter referred to as “Seller” or “BP”), and PLAINS EXPLORATION & PRODUCTION COMPANY, a Delaware corporation, with an office at 700 Milam, Suite 3100, Houston, Texas 77002 (hereinafter referred to as “Purchaser”). Purchaser and Seller are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, Seller is the owner of certain interests in and near the Holstein, Diana Hoover, Horn Mountain, and Ram Powell Fields and the Marlin Hub (as defined herein) located in the Gulf of Mexico;

WHEREAS, Seller desires to sell and deliver to Purchaser, and Purchaser desires to purchase and accept, the Properties (as defined herein), on the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. In this Agreement, capitalized terms have the meanings provided in this Article, unless defined elsewhere in this Agreement.

“AAA” means the American Arbitration Association.

“AAA Rules” has the meaning set forth in Section 18.2(a).

“Accounting Referee” means the accounting firm of Deloitte LLP (at its Houston office) or, if Deloitte LLP declines or is otherwise unable or unwilling to act as the Accounting Referee (or, at the time of its retention under this Agreement, is not independent as to Seller and Purchaser and their respective Affiliates), then such other nationally-recognized accounting firm as is mutually agreed upon by the Parties in writing.

“Adverse Condition” means an individual existing condition of a Property or of the soil, sub-surface, surface waters, groundwaters, atmosphere, natural resources or other environmental medium, wherever located, associated with the ownership or operation of a Property (including the presence or release of waste, Hazardous Substances or Hydrocarbons), that, in each case (a) is not in compliance with Environmental Laws or (b) requires or would require, if known (i) reporting to a Governmental Authority, and/or (ii) investigation or Remediation in accordance with Environmental Laws; provided that an “Adverse Condition” shall not include Decommissioning (except to the extent constituting a violation of Environmental Laws related to on-going or previous Decommissioning activities), Asbestos and Related Liabilities or Process Safety Management.

“Adverse Condition Deductible” has the meaning set forth in Section 5.2(e).

“Adverse Condition Disputes” has the meaning set forth in Section 5.2(f).

“Adverse Condition Indemnity Agreement” has the meaning set forth in Section 5.2(c)(ii).

“Adverse Condition Notice” has the meaning set forth in Section 5.2(a).

“Adverse Condition Property” has the meaning set forth in Section 5.2(a).

“Adverse Condition Referee” has the meaning set forth in Section 5.2(f).

“AFE” has the meaning set forth in Section 10.1(p).

“Affiliate” means, when used with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the specified Person. For purposes of this definition, “control” means ownership of fifty percent (50%) or more of either the outstanding voting stock or other ownership interests of the controlled Person, or the power or right to direct or cause the direction of the policies and management of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Contracts” means the Contracts between Seller, on the one hand, and Seller’s Affiliates, on the other hand, in each case as listed on Exhibit A-4.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement, together with all Exhibits and Schedules, as amended, modified and supplemented from time to time in accordance with the terms hereof.

“Alliance M66 Prospect” means the exploration prospect located within Mississippi Canyon Block 82 between 11,500 feet and 14,500 feet true vertical depth.

“Arbitrable Dispute” means, except as set forth below, any and all disputes, Claims, counterclaims, controversies and other matters in question arising out of or relating to this Agreement or the alleged breach hereof, or in any way relating to the subject matter of this Agreement or the relationship between the Parties created by this Agreement, regardless of whether (a) allegedly extra-contractual in nature, (b) sounding in contract, tort or otherwise, (c) provided for by Law or otherwise, or (d) seeking damages or any other relief, whether at Law, in equity or otherwise; provided, however, the term “Arbitrable Dispute” shall not include disputes under the terms of this Agreement (i) to be determined by the Accounting Referee, the Title Referee, the Adverse Condition Referee or the Casualty Referee, (ii) relating to a breach of the Confidentiality Agreement or (iii) relating to the termination of this Agreement in accordance with Article XVII.

“Asbestos and Related Liabilities” means any and all Claims, obligations and responsibilities relating to or arising from, directly or indirectly, the existence or alleged existence of any one or more of asbestos, NORM, polychlorinated biphenyls, chromium, and/or lead-based paint at, on or within the Properties, including any contamination resulting therefrom.

“Assigned Rights” has the meaning set forth in Section 6.3(i).

“Assignment and Bill of Sale” means a document having the terms of and in substantially the form of Exhibit C-1.

“Assignment of Record Title Interest” means a document having the terms of and in substantially the form of Exhibit C-2.

“Assignment of Operating Rights” means a document having the terms of and in substantially the form of Exhibit C-3.

“Assignment of Rights of Way” means a document having the terms of and in substantially the form of Exhibit C-4.

“Authorized Officer” means, with respect to any act to be performed or duty to be discharged by any Person which is not an individual, any officer, attorney-in-fact or representative then authorized to perform such act or discharge such duty on behalf of such Person.

“BOEM” means and refers to the U.S. Bureau of Ocean Energy Management or any successor agency thereto.

“BP” has the meaning set forth in the introductory paragraph of this Agreement.

“BPAPC” has the meaning set forth in the introductory paragraph of this Agreement.

“BPXP” has the meaning set forth in the introductory paragraph of this Agreement.

“BP Slug Control Software” means that certain software utilized in connection with the King Unit and described on Schedule 1.1-1.

“BSEE” means and refers to the U.S. Bureau of Safety and Environmental Enforcement or any successor agency thereto.

“Business Day” means any Day other than Saturday or Sunday or a Day on which federally chartered banking institutions in Houston, Texas are authorized by Law to close, but for purposes of notices or other communications given hereunder, means between 8:00 a.m. CPT and 4:00 p.m. CPT on such Day.

“Casualty Loss” means physical damage to a Property that (a) occurs during the period between the Signing Date and Closing, (b) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment, and infrastructure, downhole failure (including (i) failures arising or occurring during drilling or completing operations,

(ii) junked or lost holes, or (iii) sidetracking or deviating a well), or reservoir changes or depletion due to normal production, and (c) is a result of acts of God, fire, explosion, pipeline or gathering line failure, earthquake, hurricane, tropical storm, tropical depression, storm, windstorm or blowout; provided that Casualty Loss shall not include any physical damage related to Adverse Conditions, Decommissioning, Asbestos and Related Liabilities or Process Safety Management.

“Casualty Loss Dispute” has the meaning set forth in Section 7.2(b).

“Casualty Loss Dispute Notice” has the meaning set forth in Section 7.2(b).

“Casualty Referee” has the meaning set forth in Section 7.2(c).

“Certificate” means a document in substantially the form of Exhibit D.

“Charges” means, with respect to the Properties:

(a) to the extent attributable to services performed or provided during the time period specified: (i) invoices and bills received under contracts, including joint interest billings, in the ordinary course of business, (ii) other ordinary course of business charges for operating and maintaining material, equipment, other personal property and fixtures, leases, easements, rights-of-way, servitudes, subsurface leases, licenses and permits, (iii) charges for utilities and insurance, and (iv) Seller Group’s directly chargeable personnel salaries, wages and employee benefits;

(b) charges for the acquisition of materials, equipment, other personal property and fixtures, leases, easements, rights-of-way, servitudes, subsurface leases, licenses and permits and services, and other capital expenditure items, in each case to the extent that such items were acquired or expended during the time period specified;

(c) producing, drilling, construction, marketing and overhead costs charged by Third Parties under joint interest billings or otherwise to the extent attributable to services performed or provided during the time period specified;

(d) costs arising out of any contractual audit relating to costs attributable to the time period specified; and

(e) charges for repair of equipment, facilities and Properties other than repairs arising in connection with any Casualty Losses;

provided, that “Charges” do not include (i) Taxes; (ii) royalties (including overriding royalties and other burdens on production); (iii) costs and expenses relating to Imbalances or Suspense Funds; (iv) costs and expenses relating to Decommissioning, Asbestos and Related Liabilities or Process Safety Management; or (v) the effects of any hedging transactions and any gains or losses attributable thereto.

“Charter Documents” means the organizational documents that govern a Party pursuant to its jurisdiction of formation or organization, including as applicable, certificates or articles of incorporation, certificates or articles of formation, bylaws, limited liability company operating agreements, partnership or limited partnership agreements, shareholder agreements and similar instruments.

“Claims” means any and all claims, demands, suits, causes of action, regulatory action, losses, damages, liabilities, fines, penalties, judgments, Taxes, payments, charges, settlements and costs (including attorneys’ fees and costs of investigation, defense, litigation, arbitration and settlement), whether known or unknown, direct or indirect, and includes Environmental Claims and Non-Environmental Claims.

“Close” or “Closing” means the consummation of the transactions contemplated by this Agreement, including execution and delivery of all documents and other legal consideration as provided for in this Agreement pursuant to Article XVI.

“Closing Date” means the date Closing actually occurs.

“Closing Failure Breach” has the meaning set forth in Section 17.3.

“Closing Purchase Price” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

“Commercially Reasonable Efforts” means efforts that are reasonably within the contemplation of the Parties on the Signing Date and that do not require the performing Party which is acting in good faith to take any extraordinary action or expend any funds or assume any liabilities, other than expenditures and liabilities that are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to diligently pursue and timely satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated hereby, or to perform its obligations under this Agreement and the Operative Documents.

“Confidentiality Agreement” means that certain confidentiality agreement more particularly described in Schedule 1.1-2, as the same may be amended, supplemented or modified from time to time.

“Consent” means any consent or other restriction on assignment, including requirements for consent from Third Parties to any assignment, in each case, that would be applicable in connection with the transfer of the Properties by Seller (assuming the various limitations “to the extent assignable” are not present in the definition of “Properties” for this purpose) or the consummation by Seller of the transactions contemplated by this Agreement and the Operative Documents; provided, however, that any Customary Post-Closing Consents and any such consent or other restriction which, by its terms, is not to be unreasonably withheld by the holder thereof, shall not be considered a “Consent” hereunder.

“Consequential Damages” means all exemplary, punitive, special, indirect, consequential, remote or speculative damages, including loss of profit or any other special or incidental damages, whether in contract, tort (including negligence), strict liability or otherwise.

“Contract” means any written or oral contract, agreement, agreement regarding indebtedness, indenture, debenture, note, bond, loan, letter of credit, collective bargaining agreement, license, lease, mortgage, franchise, purchase order, bid, commitment or any other legally binding agreement or arrangement, including all amendments, modifications and supplements thereto, but does not include Easements or Third Party Licenses.

“CPT” means current prevailing local time in Houston, Texas.

“Crude Oil Purchase Agreement” has the meaning set forth in Section 12.11(a).

“Cure Notice Date” means the date that is ten (10) Business Days after the Defect Claim Date.

“Customary Post-Closing Consents” means consents and approvals from Governmental Authorities that are customarily obtained after Closing in connection with a transfer of title to interests in assets similar to the Properties and consents to assignment of Easements.

“Data Room” means, collectively, (a) the Merrill DataSite virtual data rooms at https://datasite.merrillcorp.com named “Dali 2012” and “Dali 2012 (Holstein)” established by Seller with respect to the Properties and all of their respective contents and (b) the physical data room located at Seller’s offices in its WestLake 4 Building in Houston, Texas established by Seller with respect to the Properties and all of its contents.

“Day” means a calendar day consisting of twenty-four (24) hours from midnight CPT to midnight CPT.

“Debt Financing Commitment” means that certain Commitment Letter, dated as of the Signing Date, entered into by and among the Lenders and Purchaser.

“Debt Financing Sources” means (a) the Lenders, (b) any successors or assigns of any Lender, (c) any Affiliate of the Persons set forth in subsections (a) or (b), and (d) any Representative of the Persons set forth in subsections (a) or (b).

“Decommissioning” means all decommissioning, plugging, abandonment, dismantlement and removal activities and obligations with respect to the Properties as are required by Laws, Contracts or Easements associated with the Properties or any Governmental Authority (expressly including such activities described and defined as of the Effective Time and as may be amended thereafter, in 30 Code of Federal Regulations 250.1700 et seq.) and further including all well plugging, replugging and abandonment; dismantlement and removal of all facilities, pipelines and flowlines and other assets of any kind related to or associated with operations or activities conducted on the Properties; and site clearance, site restoration and site remediation and other activities associated therewith.

“Defect Claim Date” means 4:00 p.m., CPT, on the earlier of (a) October 31, 2012 and (b) the date twelve (12) Business Days prior to the Closing Date.

“Defensible Title” means such title of Seller to the Mineral Properties that, as of the Signing Date and the Closing Date:

(a) with respect to each Mineral Property, entitles Seller to receive, during the entirety of the productive life of such Mineral Property not less than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit A-2, as applicable, for such Mineral Property, except for (i) decreases in connection with those operations in which Seller or its successors or assigns may from and after the Signing Date be a non-consenting co-owner, (ii) decreases resulting from the establishment or amendment from and after the Signing Date of pools or units to the extent such establishment or amendment is permitted under Section 12.10, (iii) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past underdeliveries, and (iv) as otherwise expressly set forth in Exhibit A-1 or Exhibit A-2, as applicable;

(b) with respect to each Mineral Property, obligates Seller to bear, during the entirety of the productive life of such Mineral Property, not more than the Working Interest set forth in Exhibit A-1 or Exhibit A-2, as applicable, for such Mineral Property, except (i) increases to the extent that they are accompanied by a proportionate increase in Seller’s Net Revenue Interest in such Mineral Property, (ii) increases resulting from the establishment or amendment from and after the Signing Date of pools or units to the extent such establishment or amendment is permitted under Section 12.10, and (iii) as otherwise expressly set forth in Exhibit A-1 or Exhibit A-2, as applicable; and

(c) is free and clear of all Encumbrances, other than Permitted Encumbrances.

“Diana and Hoover Platform” means the production platform partially owned by Seller in Alaminos Canyon 26, located offshore Texas in the Gulf of Mexico.

“Diana Hoover Field” means the Diana Field and the Hoover Field.

“Diana Field” means the field consisting of the Diana Unit.

“Diana Unit” means the three unitized lease blocks (East Breaks 945, 946 and 989) comprising the EB Block 945 Unit.

“Diligence Termination Date” means one (1) Business Day following the date on which Seller has made available to Purchaser site visits to each of the Properties operated by Seller, extended only to the extent the last of such site visits is prevented or rescheduled due to hurricane, storm or other events beyond the reasonable control of the Parties.

“Dollar” and “$” mean the lawful currency of the United States of America.

“Dorado Field” means the S/2 of Viosca Knoll Block 915.

“Due Diligence Materials” means (a) due diligence materials distributed in written or digital form by or on behalf of Seller to Purchaser or contained in the Data Room, (b) all written answers to questions provided to Purchaser and (c) all information or materials discussed with or disclosed to Purchaser in management presentations.

“DWP” has the meaning set forth in Section 6.3(b).

“DWP Interests” means (a) a 50% Working Interest in Hydrocarbons produced from Green Canyon Blocks 644, 645 and 688, located offshore Louisiana in the Gulf of Mexico, (b) an 86.25% Working Interest in crude oil produced from Viosca Knoll Blocks 871 and 915, located offshore Louisiana in the Gulf of Mexico, and (c) a 78.25% Working Interest in natural gas produced from Viosca Knoll Blocks 871 and 915, located offshore Louisiana in the Gulf of Mexico.

“Easements” means easements, licenses, rights-of-way, servitudes, subsurface leases, surface use agreements and other surface rights and other similar interests in land.

“Effective Time” means October 1, 2012, at 7:00 a.m., local time where the Properties are located.

“Employee List” has the meaning set forth in Section 14.1.

“Employees” has the meaning set forth in Section 14.1.

“Encumbrance” means any lien, mortgage, security interest, pledge or encumbrance.

“Environmental Claims” means all Third Party Claims that are based on a violation of Environmental Laws with respect to the Properties; provided, however, with respect to Third Party Claims for which Purchaser asserts that Seller owes an obligation of indemnity to Purchaser, the term “Environmental Claims” is limited to Third Party Claims that are based on a violation of Environmental Laws occurring before the Effective Time.

“Environmental Laws” means all Laws in effect as of the date of this Agreement, including common law, and relating to the protection of the public health, welfare and the environment, including (a) those Laws relating to the storage, handling and use of chemicals and other Hazardous Substances, (b) those Laws relating to the generation, processing, treatment, storage, transportation, disposal or other management of chemicals and other Hazardous Substances, and (c) the Oil Pollution Act of 1990, as amended. The term “Environmental Laws” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with such Person or (ii) which together with such Person is treated as a single employer under Sections 414(b), (c), (m), (n) or (o) of the Code.

“Exchanging Party” has the meaning set forth in Section 6.3(i).

“Excluded Employee List” has the meaning set forth in Section 14.1.

“Excluded Employees” has the meaning set forth in Section 14.1.

“Excluded Properties” means the items, assets, properties and other matters that are set forth in Exhibit B or that are otherwise excepted, reserved or retained by Seller under the terms of this Agreement, including the Retained Interest. Notwithstanding anything to the contrary provided in this Agreement, Seller’s representations and warranties in this Agreement shall not apply to any of the Excluded Properties.

“Facilities” has the meaning set forth in the definition of “Properties.”

“FCC” means the Federal Communications Commission, or any successor agency thereto.

“Federal Arbitration Act” means the Federal Arbitration Act, 9 U.S.C. Section 1, et seq.

“Fiber Optic Network” means the submarine fiber optic cable in the Gulf of Mexico that extends from landing points at Freeport, Texas and Pascagoula, Mississippi and is inclusive of repeaters, and branching units and shore stations, together with all replacements, expansions and upgrades thereof and related equipment, including all cable, fiber transmission equipment, dark fiber, branching units and tail connections; provided that the Fiber Optic Network does not include the branch line and any subscriber equipment.

“Fiber Optic Service Agreement” means a document in the form of Exhibit R.

“Final Settlement Statement” has the meaning set forth in Section 6.6.

“Fraud” has the meaning set forth in Section 8.15.

“Fundamental Representations” means the representations and warranties of the Parties set forth in Sections 10.1(a), 10.1(b), 10.1(e), 10.1(f), 10.1(g), 10.1(i), 10.1(l), 11.1(a), 11.1(b), 11.1(e), 11.1(f), 11.1(g), 11.1(i) and 11.1(j).

“GAAP” means United States generally accepted accounting principles, consistently applied, with such exceptions to such generally accepted accounting principles as may be expressly noted or otherwise expressly referred to on any individual financial statement or schedule, or that otherwise arise by custom for the particular industry. The requisite that such principles be consistently applied means that the accounting principles in a current period are comparable in all material respects to those applied in preceding periods.

“Gas Processing Agreement” has the meaning set forth in Section 12.11(c).

“Geological and Geophysical Information” means, to the extent (a) assignable without the payment of any fees (unless Purchaser has separately agreed in writing to pay the same), (b) not protected by obligations of confidentiality and (c) primarily and directly relating to the Properties, all data, core and fluid samples and other engineering, geological and/or geophysical studies, information and records, including interpretations and analysis of the Seismic Data and information and including simulation, deliverability, compression, vibration studies, Third Party reserve reports (but not Seller Group’s internal reserve assessments; provided that this exception is not intended to limit Seller’s obligations under Section 12.21(a) hereof) and cores, well logs and well tests; provided that Geological and Geophysical Information shall not include any regional studies which involve assets other than the Properties.

“GOM Region” has the meaning set forth in Section 12.21(a).

“Good Faith Allocation” has the meaning set forth in Section 3.1(a).

“Governmental Approvals” means all consents, waivers and approvals of, and any notices to or filings with, Governmental Authorities having appropriate jurisdiction that are required in connection with the consummation of the transactions contemplated hereby.

“Governmental Authority” means any federal, state, local, municipal or other government, any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, and any court or governmental tribunal, including any tribal authority having jurisdiction.

“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by any Environmental Laws, including NORM and other substances referenced in Section 5.3 and any released Hydrocarbons.

“Holstein Field” means the field consisting of the Holstein Unit.

“Holstein Platform” means the production platform owned by Seller in Green Canyon Block 645, located offshore Louisiana in the Gulf of Mexico.

“Holstein Unit” means the three unitized lease blocks (Green Canyon 644, 645 and 688) comprising the GC Block 645 Unit.

“Hoover Field” means the field consisting of the Hoover Unit.

“Hoover Unit” means the two unitized lease blocks (Alaminos Canyon 25 and 26) comprising the AC Block 25 Unit.

“Horn Mountain Exploration Areas” means (a) the interests located within the Horn Mountain Field below 14,950 feet true vertical depth and (b) the Alliance M66 Prospect.

“Horn Mountain Field” means the field consisting of Mississippi Canyon Blocks 82, 126 and 127, including the Horn Mountain Exploration Areas.

“Horn Mountain Platform” means the production platform owned by Seller in Mississippi Canyon Block 127, located offshore Louisiana in the Gulf of Mexico.

“Horn Mountain Platform Gas Lateral” means the ten (10) inch diameter natural gas pipeline owned by Seller that connects the Horn Mountain Platform to the natural gas pipeline owned by Destin Pipeline Company, L.L.C. known as the Destin Pipeline.

“Horn Mountain Platform Oil Lateral” means the twelve (12) inch diameter oil pipeline owned by Seller that connects the Horn Mountain Platform to the oil pipeline owned by Shell Pipeline Company LP known as the Odyssey Pipeline.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the applicable rules and regulations promulgated thereunder.

“Hydrocarbons” means all crude oil, natural gas, casinghead gas, condensate, distillate, natural gas liquids and other liquid or gaseous hydrocarbons and all products refined or extracted therefrom, together with all minerals produced in association with these substances.

“Imbalance” means over-production or under-production or over-deliveries or under-deliveries with respect to Hydrocarbons produced from or allocated to the Properties, to the extent subject to an imbalance or make-up obligation, regardless of whether such over-production or under-production or over-deliveries or under-deliveries arise at a platform, wellhead, pipeline, gathering system, plant, transportation, receipt point, delivery point or other location (excluding any imbalances attributable to royalties payable in kind to the BOEM) and regardless of whether the same arises under contract, by operation of law or otherwise, provided that “Imbalance” does not include any such item that is an Excluded Property.

“Income Taxes” means income, margin and franchise Taxes.

“Indemnity Claim” has the meaning set forth in Section 8.8.

“Indemnity Claim Notice” has the meaning set forth in Section 8.8.

“Indemnity Deductible Amount” means Fifty-Five Million Five Hundred Thousand Dollars ($55,500,000).

“Individual Adverse Condition Threshold” has the meaning set forth in Section 5.2(e).

“Individual Title Defect Threshold” has the meaning set forth in Section 4.2(i).

“Invasive Activity” means any sampling, boring, drilling, probing, digging or other invasive investigative activity with respect to the Properties.

“King Deep Leases” means the Mississippi Canyon 84, 85, 128 and 129 lease blocks, only to the extent attributable to the King Deep Rights.

“King Deep Rights” means the interests located within the King Deep Leases below 13,600 feet true vertical depth.

“King Field” means the field consisting of the King Unit.

“King Unit” means the three unitized lease blocks (Mississippi Canyon 84, 85 and 129) comprising the MC Block 84 Unit.

“Knowledge” (or “known” or other derivatives thereof) means, whether or not capitalized, as to each Party, the actual and conscious knowledge, without investigation other than reasonable inquiry of management personnel charged with responsibility for the particular subject matter to which the knowledge is pertinent, of the individuals listed for such Party on Schedule 1.1-3.

“Lands” has the meaning set forth in the definition of “Properties.”

“Laws” means any and all applicable laws, statutes, codes, constitutions, ordinances, decrees, writs, injunctions, orders, judgments, principles of common law, rules or regulations (including Environmental Laws) that are promulgated, issued or enacted by a Governmental Authority having jurisdiction.

“Leases” has the meaning set forth in the definition of “Properties.”

“Leave” has the meaning set forth in Section 14.1.

“Lenders” means all Persons from time to time party to the Debt Financing Commitment (other than the Purchaser), in each case, in their respective capacities thereunder (including any other administrative agent, collateral agent, syndication agent, documentation agent, bookrunner, arranger, initial lender, lender or commitment party that later joins the Debt Financing Commitment by joinder).

“Letter of Attornment” has the meaning set forth in Section 12.11(d).

“Letters-in-Lieu” means a document in substantially the form of Exhibit K.

“Like-Kind Exchange” means a simultaneous or deferred (forward or reverse) exchange allowed pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder.

“Line Fill” means the volume of natural gas, natural gas liquids, condensate, liquid hydrocarbons and other constituents owned by Seller which is contained in the Horn Mountain Platform Gas Lateral, the Horn Mountain Platform Oil Lateral, the Marlin Platform Gas Lateral, the Marlin Platform Oil Lateral, the Ram Powell Platform Gas Lateral and the Ram Powell Platform Oil Lateral, to the extent attributable to the respective Property.

“Marlin Field” means the field consisting of the Marlin Unit.

“Marlin Unit” means the S/2 of Viosca Knoll Block 871 and the N/2 of Viosca Knoll Block 915, comprising the VK 915 Unit.

“Marlin Hub” means the Marlin Field, King Field, Dorado Field, the N/2 of Viosca Knoll Block 871 and Mississippi Canyon Block 128.

“Marlin Platform” means the production platform owned by Seller in Viosca Knoll Block 915, located offshore Louisiana in the Gulf of Mexico.

“Marlin Platform Gas Lateral” means the fourteen (14) inch diameter natural gas pipeline owned by Seller that connects the Marlin Platform to the natural gas pipeline owned by Destin Pipeline Company, L.L.C. known as the Destin Pipeline.

“Marlin Platform Oil Lateral” means the ten (10) inch diameter oil pipeline owned by Seller that connects the Marlin Platform to the oil pipeline owned by Main Pass Oil Gathering Company known as the Main Pass Oil Gathering Pipeline.

“Marlin/Dorado Deep Rights” means the interests located within the Marlin Unit and Dorado Field below 13,500 feet true vertical depth.

“Material Adverse Effect” means, (a) with respect to a Party, any event, circumstance or condition materially impairing such Party’s authority, right or ability to consummate the transactions contemplated by this Agreement or the Operative Documents; or (b) with respect to the Properties, any change in, or effect on, the Properties that is materially adverse to the ownership, operation, value or physical condition of the Properties (as owned and operated as of the Signing Date), taken as a whole; provided, however, that none of the following shall qualify as a Material Adverse Effect: (i) changes or effects generally affecting the international, national, regional or local economic, market, financial, credit or political conditions in the area in which the Properties are located, the United States or worldwide, (ii) any terrorism or outbreak of hostilities or war, (iii) changes or effects generally affecting the international, national, regional or local energy industry; provided such changes do not have a disproportionate effect on the Properties as compared to similarly situated properties, (iv) changes or effects generally affecting the oil or natural gas exploration, production, gathering, transportation or processing industries; provided such changes do not have a disproportionate effect on the Properties as compared to similarly situated properties, (v) reclassifications or recalculations of reserves in the ordinary course of business, (vi) changes in the prices of Hydrocarbons, (vii) natural declines in well performance, (viii) changes in Law or the interpretation thereof or changes in GAAP or the interpretation thereof, (ix) actions taken or omitted to be taken by Seller with the consent of Purchaser pursuant to this Agreement, (x) actions taken as contemplated by this Agreement, (xi) the announcement or pendency of the transactions contemplated by this Agreement or the consummation of the transactions contemplated hereby, (xii) changes which are cured (including by the payment of money) before the earlier of the Closing or the termination of this Agreement under Article XVII, in each case, without any cost to Purchaser except as provided in this Agreement, (xiii) matters as to which an adjustment is provided for under Section 2.3 or Seller has indemnified Purchaser hereunder, and (xiv) changes in the value of Purchaser’s securities resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement. Any determination as to whether any event, circumstance or condition has a Material Adverse Effect shall be made only after taking into account all effective insurance coverages and effective indemnifications with respect to such event, circumstance or condition.

“Material Contracts” has the meaning set forth in Section 10.1(h).

“Midstream Contracts” has the meaning set forth in Section 12.11.

“Mineral Properties” has the meaning set forth in the definition of “Properties.”

“Natural Gas and NGL Purchase Agreement” has the meaning set forth in Section 12.11(b).

“Net Revenue Interest” or “NRI” with respect to any Mineral Property, means the interest in and to all Hydrocarbons produced, saved, and sold from such Mineral Property, after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens upon, measured by, or payable out of production therefrom.

“Non-Environmental Claims” means all Third Party Claims, except for Environmental Claims.

“Non-Exclusive Reprocessed Geophysical Data Use Agreement” means the Non-Exclusive Reprocessed Geophysical Data Use Agreement in substantially the form of Exhibit L.

“Non-Foreign Certificate” means a document in substantially the form of Exhibit E.

“NORM” means naturally occurring radioactive materials.

“Offer Employees” has the meaning set forth in Section 14.2.

“Operating Agreement” has the meaning set forth in Section 12.12.

“Operating Revenues” means sales proceeds attributable to Hydrocarbons produced from or allocable or attributable to the Properties, net of royalties, excise, severance and other production Taxes and marketing costs (which include for purposes of this definition, among other things, costs of gathering, treating, processing, compression and transportation), to the extent such items are not treated as “Charges” under Article VI, and all other operating revenues attributable to the Properties, excluding producing, drilling and construction overhead receipts Seller receives under operating agreements with Third Parties and further excluding the effects of any hedging transactions and any gains or losses attributable thereto and proceeds in cash, or from the sale of production, in settlement of Imbalances prior to the Closing Date.

“Operative Documents” means those documents listed or referred to in Sections 16.2 or 16.3 or otherwise delivered at the Closing, in each case to the extent executed and delivered by a Party hereto or one of its Affiliates.

“Party” or “Parties” has the meaning set forth in the introductory paragraph of this Agreement.

“Payee” has the meaning set forth in Section 6.3(g).

“Performance Deposit” has the meaning set forth in Section 2.4.

“Permits” means permits, licenses, certificates and other authorizations of Governmental Authorities.

“Permitted Encumbrances” means, with respect to a Property, any and all of the following:

(i) royalties, overriding royalties, sliding scale royalties, production payments, reversionary interests, convertible interests, net profits interests and similar burdens encumbering such Property, to the extent the net cumulative effect of such burdens does not operate to (i) decrease the Net Revenue Interest associated with a Mineral Property to less than the Net Revenue Interest for such Mineral Property set forth on Exhibit A-1 or Exhibit A-2, as applicable, or (ii) increase the Working Interest associated with a Mineral Property to more than the Working Interest for such Mineral Property set forth on Exhibit A-1 or Exhibit A-2, as applicable, without a corresponding and proportionate increase in the associated Net Revenue Interest for such Mineral Property;

(ii) consents to assignment and similar contractual provisions affecting such Property and Customary Post-Closing Consents;

(iii) Preferential Rights and similar contractual provisions affecting such Property;

(iv) terms and conditions of Permits affecting the Properties and any other rights reserved to or vested in a Governmental Authority having jurisdiction to control or regulate such Property in any manner whatsoever, and all Laws of such Governmental Authorities, to the extent, individually or in the aggregate, such terms, conditions and rights would not reasonably be expected to materially impair the operation or use of any of the Properties as currently operated or used;

(v) easements, licenses, rights-of-way, servitudes, surface leases, sub-surface leases, equipment, pipelines, utility lines and structures on, over, under and through such Property, to the extent, individually or in the aggregate, such rights would not reasonably be expected to materially impair the operation or use of any of the Properties as currently operated or used;

(vi) the terms and conditions of the Material Contracts to the extent such Material Contracts do not, individually or in the aggregate (i) decrease the Net Revenue Interest associated with a Mineral Property to less than the Net Revenue Interest for such Mineral Property set forth on Exhibit A-1 or Exhibit A-2, as applicable, or (ii) increase the Working Interest associated with a Mineral Property to more than the Working Interest for such Mineral Property set forth on Exhibit A-1 or Exhibit A-2, as applicable, without a corresponding and proportionate increase in the associated Net Revenue Interest for such Mineral Property;

(vii) liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith and for which Purchaser is indemnified hereunder;

(viii) liens of operators relating to obligations not yet delinquent;

(ix) statutory liens including mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business and securing obligations not yet delinquent;

(x) such defects or irregularities in the title to the Properties consisting of failure to file any instrument in Seller’s chain of title in the records of any adjoining county or parish, so long as the instrument in question is filed with the BOEM;

(xi) conventional rights of reassignment upon final intention to abandon or release any of the Properties;

(xii) the litigation or Claims referenced on Schedule 10.1(d);

(xiii) any encumbrance set forth on Exhibit A-1 or Exhibit A-2, as applicable, with respect to such Property;

(xiv) Imbalances associated with such Property;

(xv) matters that would otherwise be Title Defects but that do not meet the Individual Title Defect Threshold or that Purchaser waives in accordance with Section 4.2;

(xvi) matters that would otherwise be Adverse Conditions but that do not meet the Individual Adverse Condition Threshold or that Purchaser waives in accordance with Section 5.2;

(xviii) the terms of this Agreement and any Operative Document; and

(xix) matters that Purchaser waives in writing.

“Person” means an individual, corporation, partnership, limited partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or other entity or Governmental Authority.

“Preferential Rights” has the meaning set forth in Section 10.1(l).

“Preliminary Settlement Statement” has the meaning set forth in Section 6.5.

“Prepaid Amounts” means all prepaid insurance premiums, rentals, utility charges, and deposits and other prepaid amounts paid prior to the Closing Date relating to the time period from and after the Effective Time.

“Process Safety Management” means the identification, evaluation and mitigation or prevention of petroleum, gas or chemical releases that could occur as a result of failures in process, procedures or equipment associated with equipment.

“Property” and “Properties” means all of Seller’s right, title and interest in, to and under or derived from the following, less and except the Excluded Properties:

(i) oil and gas leasehold interests in the oil and gas leases described on Exhibit A-1 and any ratifications, extensions and amendments thereof, whether or not the same are described on Exhibit A-1 (collectively, the “Leases”), all of the lands covered by the Leases (collectively, the “Lands”), and any and all oil, gas, water, carbon dioxide or injection wells (whether producing, shut-in, temporarily abandoned plugged and abandoned or otherwise) thereon or on pooled, communitized or unitized acreage that includes all or any part of the Leases (the “Wells”), including the wells shown on Exhibit A-2, together with all royalty interests, overriding royalty interests, production payments, sliding scale royalty interests, reversionary interests and net profits interests that are attributable to the Leases, Lands or Wells, together with all rights that arise by operation of Law or otherwise in all properties and lands unitized, communitized or pooled with the Leases, Lands or Wells (collectively, the “Mineral Properties”);

(ii) to the extent assignable, all Contracts to the extent they directly relate to or will burden the Properties or the production, handling, processing or transportation of Hydrocarbons attributable to such Properties, following Closing and/or will be binding on Purchaser following Closing, including all Affiliate Contracts;

(iii) to the extent assignable, all Easements, Permits, Contracts (other than licenses governing the use of Systems) and other rights or interests relating to the use or ownership of surface or subsurface property and structures that are used primarily in connection with the ownership or operation of the Properties or the production, handling, processing or transportation of Hydrocarbons attributable to such Properties, including, notwithstanding the foregoing, all of those Easements more particularly described on Exhibit A-3;

(iv) all tangible personal property, improvements, fixtures and other appurtenances (whether or not currently in use), to the extent situated upon the Properties or primarily used, or otherwise held primarily for use (regardless of where located), in connection with the ownership, operation, maintenance or repair of the Properties or the production, handling, processing or transportation of Hydrocarbons attributable thereto, including (A) all wells (whether producing, shut-in, injection, disposal, water supply, temporarily abandoned, plugged and abandoned or otherwise), including the Wells, (B) all facilities, gathering and processing systems, central processing equipment, platforms (including the Horn Mountain Platform, the Marlin Platform, the Holstein Platform, the Diana and Hoover Platform and the Ram Powell Platform), buildings, utility lines, completion workover riser systems, compressors, meters, tanks, equipment, machinery and tools and gathering lines and pipelines (whether or not in use) (including the Horn Mountain Platform Gas Lateral, the Horn Mountain Platform Oil Lateral, the Marlin Platform Gas Lateral, the Marlin Platform Oil Lateral, the Ram Powell Platform Gas Lateral and the Ram Powell Platform Oil Lateral), to the extent situated upon the Properties and used or held for use by Seller (or the Third Party operator of the Property, as applicable), and (C) any tangible personal property on or attached to such facilities or platforms (including the Horn Mountain Platform, the Marlin Platform, the Holstein Platform, the Diana and Hoover Platform and the Ram Powell Platform) or the Easements described on Exhibit A-3 (collectively, the “Facilities”);

(v) all Hydrocarbons in and under and which may be produced and saved from or attributable to the Mineral Properties from and after the Effective Time, and all rents, issues, profits, proceeds, products, revenues and other income from or attributable thereto, and all liens and security interests in favor of Seller under any Laws or under any Contracts with respect to the sale of such Hydrocarbons;

(vi) all Imbalances;

(vii) all Suspense Funds;

(viii) all Line Fill;

(ix) all Geological and Geophysical Information owned by Seller Group; and

(x) subject to Section 19.3, all Records in Seller’s or its Affiliates’ control or possession.

“Property Tax” has the meaning set forth in Section 6.3(a).

“Protected Period” has the meaning set forth in Section 14.3.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchase Price Allocation Schedule” has the meaning set forth in Section 3.1(b).

“Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.

“Purchaser Group” means, individually and collectively, (a) Purchaser and its officers, directors, agents, representatives, consultants and employees, and (b) Purchaser’s Affiliates and their respective officers, directors, agents, representatives, consultants and employees.

“Purchaser Savings Plan” has the meaning set forth in Section 14.8.

“Purchaser Taxes” has the meaning set forth in Section 6.3(a).

“Purchaser’s Auditor” has the meaning set forth in Section 12.21(b).

“Ram Powell Field” means the field consisting of the Ram Powell Unit.

“Ram Powell Unit” means six unitized lease blocks (Viosca Knoll 912, 913, 914, 955, 956 and 957) comprising the VK 912 Unit.

“Ram Powell Platform” means the production platform partially owned by Seller in Viosca Knoll Block 912, located offshore Louisiana in the Gulf of Mexico.

“Ram Powell Platform Gas Lateral” means the fourteen (14) inch diameter natural gas pipeline owned by Seller that connects the Ram Powell Platform to the natural gas gathering system owned by Enterprise Field Services, LLC known as the Viosca Knoll Gathering System.

“Ram Powell Platform Oil Lateral” means the twelve (12) inch diameter oil pipeline owned by Seller that connects the Ram Powell Platform to the oil pipeline owned by Shell Pipeline Company LP known as the Odyssey Pipeline.

“Records” means Seller’s records and files to the extent related primarily to the Properties, including all Contracts and all title, division order information (both lease and Contract), Tax (excluding Income Taxes), accounting, filings or communications with Governmental Authorities, operations, technical, Geological and Geophysical Information owned by Seller Group (to the extent not protected by obligations of confidentiality and transferable without payment of fees or penalties except as may be agreed to be paid by Purchaser), environmental and safety records; provided, however, Purchaser acknowledges that Seller creates electronic images of some Records and retains some Records in electronic format, and Seller may provide Purchaser copies (imaged or electronic media, hardcopy media or any combination thereof) of such Records rather than originals. “Records” shall not include (i) Seller’s general corporate records and files, even if containing references to the Properties, (ii) any accounting records and files created or related to periods prior to January 1, 2005, (iii) any e-mails or other electronic communications, including e-mails or other communications containing references to the Properties, unless such e-mails or other communications were printed and retained by Seller in the ordinary course of business, (iv) records and files to the extent they cannot be disclosed under the terms of any Third Party Contract (and Seller’s requested consent to make disclosure has not been obtained) or are not transferable without payment of fees or penalties (except as may be agreed to be paid by Purchaser) or cannot be disclosed under applicable Law (in each case, other than records and files related to the Assumed Obligations), (v) information entitled to legal privilege, including attorney work product and attorney-client communications (other than title opinions and information related to the Assumed Obligations), (vi) Seller Group’s economic projections or analyses and financial reports and studies, (vii) employment records, including personnel information, personnel records and medical records, relating to Employees (except to the extent an Employee voluntarily signs a release authorizing disclosure of any or all such information with respect to himself or herself, with the signing of such release not being made a condition of either receiving an offer of, or commencing, employment with Purchaser or its Affiliates), (viii) Income Tax information, (ix) records and files relating to the acquisition or disposition (or proposed acquisition or disposition) of any of the Properties, including proposals received from or made to, and records of negotiations with, Persons who are not a part of Purchaser Group or its Representatives and economic analyses associated therewith, (x) internal reserve assessments (provided that this exclusion is not intended to limit Seller’s obligations under Section 12.21(a) hereof), (xi) manuals for operating procedures applicable to Seller Group’s businesses generally, (xii) subject to Section 12.8(b), Seller-Owned Technology or records relating thereto, (xiii) subject to Section 12.8(a), Third Party-Owned Technology or records relating thereto, (xiv) electronic archive copies of records and files that have been created by Seller Group in the ordinary course of business, (xv) records or files relating to Seller Retained Liabilities and Excluded Properties or (xvi) records or files that cannot be segregated by Seller or its Affiliates from the records and files of the retained businesses of Seller or its Affiliates.

“Remediation” or “Remediate” means, with respect to an Adverse Condition, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions, including monitoring, required under Environmental Laws to correct or remove such Adverse Condition using the most cost effective response that is reasonably expected to address such requirement.

“Remediation Amount” means, with respect to an Adverse Condition, the present value as of the Closing Date of the cost (net to Seller’s interest) to Remediate such Adverse Condition.

“Replacement Contract” has the meaning set forth in Section 12.20.

“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, employees, agents, consultants, legal and financial advisors and other representatives.

“Required Consent” has the meaning set forth in Section 3.3(b).

“Required Contract” has the meaning set forth in Section 12.20.

“Retained Interest” means the King Deep Rights and the Marlin/Dorado Deep Rights.

“SEC” has the meaning set forth in Section 12.21(a).

“SEC Basis Financial Statements” has the meaning set forth in Section 12.21(a).

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the Securities Act, the Exchange Act and the rules and regulations promulgated under such acts.

“Seismic Data” means the seismic data listed on Schedule 1.1-5.

“Seismic Data License” means a license executed by the Parties in substantially the form of Exhibit M.

“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller Confidential Data” has the meaning set forth in Section 12.8(c).

“Seller Employment Liabilities” has the meaning set forth in Section 14.7.

“Seller Group” means, individually and collectively, (a) Seller and its officers, directors, agents, representatives, consultants and employees and (b) Seller’s Affiliates and their respective officers, directors, agents, representatives, consultants and employees.

“Seller Guaranties” means any and all guaranties, letters of credit, bonds, cash deposits, and other sureties, indemnities and credit assurances provided to any Governmental Authority, contract counterparty or other Person by Seller or any of its Affiliates related to the Properties, which are all listed on Schedule 1.1-4.

“Seller Plans” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not covered by ERISA), employment, consulting, severance, change in control or other similar contract, arrangement or policy (written or oral) and each plan, contract, arrangement, program, agreement, understanding or commitment (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, severance, retention, change in control, covenants of non-compete or nondisclosure, restrictive covenants, vacation benefits, retirement benefits, life, health, welfare, medical, dental, disability or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits), fringe benefits, bonus, or for deferred compensation, profit-sharing bonuses, stock options, stock bonus, stock appreciation rights, phantom stock rights, stock purchases, annual or long-term cash or stock-based incentive compensation, loan or loan guarantee, base pay or other forms of incentive compensation or post-retirement insurance, compensation or benefits and which is sponsored, funded, administered, entered into, maintained, contributed to, has been contributed to or required to be contributed to within the past six (6) years, as the case may be, by Seller or its ERISA Affiliates, on behalf of current, former or retired employees, directors or officers or under which Seller or any of its ERISA Affiliates may incur any liability, contingent or otherwise, whether funded or unfunded, insured or self-insured, registered or unregistered.

“Seller-Owned Technology” means all Systems and Technology, including any Seller Standards, that are owned by Seller Group and currently used in connection with the ownership or operation of the Properties.

“Seller-Owned Technology License” means a license executed by the Parties in substantially the form of Exhibit N.

“Seller RAP” has the meaning set forth in Section 14.9.

“Seller Retained Liabilities” has the meaning set forth in Section 8.6.

“Seller Savings Plan” has the meaning set forth in Section 14.9.

“Seller Standards” has the meaning set forth in Section 12.16.

“Seller Tax Benefits” has the meaning set forth in Section 6.3(a).

“Seller Taxes” has the meaning set forth in Section 6.3(a).

“Signing Date” has the meaning set forth in the introductory paragraph of this Agreement.

“Special Warranty” has the meaning set forth in Section 9.1.

“Suspense Funds” has the meaning set forth in Section 10.1(q).

“Systems” means all computer software, the tangible media on which it is recorded (in any form) and all supporting documentation, including input and output format, program listings, narrative descriptions, source code, object code, executable code, algorithms, logic and development tools, operating instructions, construction and design specifications, training materials and user manuals, and data and databases, including those pertaining to the design, operation, maintenance, support, development, performance, and configuration of such software, together with all translations, adaptations, modifications, derivations, combinations and derivative works thereof.

“Tax” means all fees (including documentation, license, reporting, filing and registration fees), and all taxes (including income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution tax, production tax, severance tax, conservation tax, pipeline transportation tax, value added tax, withholding tax and any gross receipts tax, windfall profits tax, profits tax, personal property tax, real property tax, sales tax, ad valorem tax, transfer tax, use tax, excise tax, premium tax, turnover tax, leasing/lease tax, environmental tax (including taxes under Section 59A of the Code), customs duties, stamp tax, capital stock tax, franchise tax, margin tax, occupation tax, payroll tax, employment tax, social security tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, and all other taxes, assessments, fees and other charges of any kind whatsoever) imposed by any Governmental Authority, together with any interest, fine or penalty, or addition thereto, whether disputed or not.

“Tax Proceeding” has the meaning set forth in Section 6.3(c).

“Tax Returns” means any return, form, declaration of estimated Tax, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology,” in respect of any Person, means all of such Person’s now owned and hereafter arising or acquired, in or under any jurisdiction: patents, patent rights, copyrights, trademarks, service marks, trade names, and trade styles, and all applications for any of the foregoing; know-how, concepts, technical data, trade secrets and processes; and all licenses, franchises, permits, and similar rights related to any of the foregoing, and all intellectual property and other rights under any of the foregoing; all extensions, renewals, reissues, reexaminations, divisions, continuations, and continuations-in-part of any of the foregoing; and all rights to sue for past, present and future infringement, misappropriation or any other violation of any of the foregoing; but Technology does not include Systems.

“Termination Date” means February 28, 2013, or such later date as may be mutually agreed upon in writing by the Parties.

“Termination Defect Amount” means twenty-five percent (25%) of the Purchase Price with respect to the total value of all of the following, to the extent attributable to the Properties being acquired by Purchaser under this Agreement: (a) the aggregate reduction in value of all Casualty Losses for which Purchaser is entitled to a remedy pursuant to Section 7.2; (b) the aggregate Remediation Amounts of all Adverse Conditions claimed by Purchaser pursuant to Section 5.2, which, in each case, are in excess of the Individual Adverse Condition Threshold; and (c) the aggregate Title Defect Amounts of all Title Defects claimed by Purchaser pursuant to Section 4.2, which, in each case, are in excess of the Individual Title Defect Condition; provided that, if the value of any such Casualty Loss, Remediation Amount or Title Defect Amount is in dispute, then for purposes of Section 17.1(g), such value shall be as determined by means of averaging the good faith assertions of such amounts by Seller and by Purchaser.

“Third Party” means any Person except those Persons who are a part of Seller Group or Purchaser Group.

“Third Party Claims” means Claims brought by or owed to a Third Party, including Environmental Claims and Non-Environmental Claims; provided that a Claim against a Party by an officer, director or employee of that Party, or of the other Parties, or of any of their respective Affiliates shall not be a Claim brought by or owed to a Third Party. Notwithstanding the foregoing and for the avoidance of doubt, when a Party has an indemnity obligation hereunder to the other Party with respect to Third Party Claims, a Claim brought by or owed to a non-Party Affiliate of the Party against the other Party shall be deemed a “Third Party Claim” with respect to such other Party and, therefore, subject to the Party’s indemnity obligation to such other Party.

“Third Party Licenses” means licenses, agreements or other contractual arrangements between Third Parties and Seller or an Affiliate of Seller under which Seller or an Affiliate of Seller is granted the rights to use Third Party-Owned Technology in connection with the ownership or operation of the Properties.

“Third Party-Owned Technology” means Systems and Technology owned by Third Parties and currently used by Seller or an Affiliate of Seller in connection with the ownership or operation of the Properties.

“Third Party Seismic Data” means seismic data covering all or any portion of the Properties that is owned, in whole or in part, by a Third Party and is licensed or used by Seller or Seller’s Affiliates under a license or other agreement with the Third Party owner of such seismic data.

“Title Referee” has the meaning set forth in Section 4.2(j).

“Title Benefit” means any right, circumstance or condition that as of the Signing Date and the Closing Date with respect to each Mineral Property, entitles Seller to receive, during the entirety of the productive life of such Mineral Property, a Net Revenue Interest greater than that set forth in Exhibit A-1 or Exhibit A-2, as applicable, for such Mineral Property, to the extent that the same does not cause a greater than proportionate increase in the Working Interest therein as set forth in Exhibit A-1 or Exhibit A-2, as applicable.

“Title Benefit Amount” has the meaning set forth in Section 4.2(e).

“Title Benefit Notice” has the meaning set forth in Section 4.2(b).

“Title Benefit Property” has the meaning set forth in Section 4.2(b).

“Title Defect” means any Encumbrance that causes Seller not to have Defensible Title.

“Title Defect Amount” has the meaning set forth in Section 4.2(d)(i).

“Title Defect Deductible” has the meaning set forth in Section 4.2(i).

“Title Defect Disputes” has the meaning set forth in Section 4.2(j).

“Title Defect Notice” has the meaning set forth in Section 4.2(a).

“Title Defect Property” has the meaning set forth in Section 4.2(a).

“Title Indemnity Agreement” has the meaning set forth in Section 4.2(d)(iii).

“Transfer Taxes” means any and all transfer, sales, purchase, gross receipts, compensating use, use, stamp, documentary stamp, registration or similar Taxes, and any associated penalties and interest (but, for the avoidance of doubt, does not include Income Taxes).

“Transfer Time” has the meaning set forth in Section 14.2.

“Transferred Employees” has the meaning set forth in Section 14.2.

“Transition Services Agreement” means a document executed by the Parties in substantially the form of Exhibit J in connection with the operation of certain of the Properties being assigned at Closing.

“Transition Period” has the meaning set forth in the Transition Services Agreement.

“Treasury Regulations” means the final, temporary or proposed Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. 2101, et seq., or any similar provision of any federal, state, regional, foreign or local law, rule or regulation.

“WARN Obligations” has the meaning set forth in Section 14.11.

“Wells” has the meaning set forth in the definition of “Properties.”

“Working Interest” or “WI” with respect to any Mineral Property, means the interest in and to such Mineral Property that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Mineral Property, but without regard to the effect of any royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests and other similar burdens upon, measured by, or payable out of production therefrom.

1.2 Certain Interpretive Provisions. In this Agreement, unless the context otherwise requires:

(a) the singular number includes the plural number and vice versa;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c) reference to any gender includes each other gender;

(d) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified (including any waiver or consent) and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(e) reference to any Article, Section, Schedule or Exhibit means such Article, Section, Schedule or Exhibit of or to this Agreement, and references in any Article, Section, Schedule, Exhibit or definition to any clause means such clause of such Article, Section, Schedule, Exhibit or definition;

(f) any accounting term used and not otherwise defined in this Agreement has the meaning assigned to such term in accordance with GAAP, as applied by Seller;

(g) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular Section or other provision hereof or thereof, unless expressly so limited;

(h) the word “including” and its derivatives means “including, but not limited to,” and corresponding derivative expressions;

(i) relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including;”

(j) whenever the Parties have agreed that any approval or consent shall not be unreasonably withheld, such phrase includes the Parties’ agreement that the approval or consent shall not be unreasonably delayed or conditioned;

(k) no consideration shall be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(l) no consideration shall be given to the fact or presumption that one Party had a greater or lesser hand in drafting this Agreement; every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement;

(m) examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(n) a defined term has its defined meaning throughout this Agreement, and each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(o) all references to prices, values or monetary amounts refer to United States dollars, unless expressly provided otherwise;

(p) each Exhibit and Schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any Exhibit or Schedule, the provisions of the main body of this Agreement shall prevail; and

(q) the word “or” may not be mutually exclusive, and can be construed to mean “and” where the context requires there to be a multiple rather than an alternative obligation or meaning.

ARTICLE II

SALE AND PURCHASE OF THE PROPERTIES

2.1 Sale and Purchase of the Properties. On the Closing Date, but effective as of the Effective Time, and upon the terms and conditions set forth in this Agreement: (a) Seller shall sell, assign and convey to Purchaser, and Purchaser shall purchase and accept from Seller, the Properties; provided, however, that the Properties shall not include any of the Excluded Properties and Seller expressly excepts, reserves and retains, unto itself, its Affiliates, successors and assigns, the Excluded Properties; and (b) Purchaser shall assume the Assumed Obligations.

2.2 Purchase Price. The cash purchase price to be paid by Purchaser to Seller in consideration for the transfers contemplated herein shall be Five Billion Five Hundred Fifty Million Dollars ($5,550,000,000) (the “Purchase Price”), as adjusted in accordance with this Agreement. On the Closing Date, Purchaser shall pay to Seller in immediately available funds by wire transfer to an account designated by Seller, the Closing Purchase Price.

2.3 Closing Date Payments. The “Closing Purchase Price” shall be an amount equal to the Purchase Price adjusted, without duplication, as follows (and reflected in the Preliminary Settlement Statement and the Final Settlement Statement in accordance with Section 6.5 and Section 6.6):

(a) decreased by the amount of the Performance Deposit paid by Purchaser to Seller;

(b) increased by the amount provided for under Section 6.1;

(c) increased or decreased, as appropriate, by the amount provided for under Section 6.2;

(d) increased or decreased, as appropriate, by the amount provided for under Section 6.3;

(e) increased or decreased, as appropriate, by the amount provided for under Section 6.4;

(f) increased or decreased, as appropriate, by any adjustments made for the Properties excluded pursuant to Article III;

(g) if Seller makes, or is deemed to have made, an election under Section 4.2(d)(i) with respect to any Title Defect, decreased by the Title Defect Amount attributable to such Title Defect, net of any Title Benefit Amounts pursuant to Section 4.2(e);

(h) if Seller elects to exclude any Properties from the transactions contemplated by this Agreement pursuant to Section 4.2(d)(ii), adjusted by the Good Faith Allocations attributable to such excluded Properties;

(i) if Seller makes an election under Section 5.2(c)(i) with respect to any Adverse Condition, decreased by the Remediation Amount attributable to such Adverse Condition;

(j) if Seller elects, or is deemed to have elected, to exclude any Properties from the transactions contemplated by this Agreement pursuant to Section 5.2(c)(iii), adjusted by the Good Faith Allocations attributable to such excluded Properties;

(k) if Seller elects to reduce the Purchase Price pursuant to Section 7.2(a)(ii) with respect to any Casualty Loss, decreased by the “reduction in value” attributable to such Casualty Loss;

(l) if Seller elects to exclude any Properties from the transactions contemplated by this Agreement pursuant to Section 7.2(a)(iii) with respect to any Casualty Loss, adjusted by the Good Faith Allocations attributable to such excluded Properties;

(m) increased or decreased, as appropriate, by the amount of the adjustment for Imbalances pursuant to Section 12.6; and

(n) increased or decreased, as the case may be, by any other amount expressly provided for in this Agreement or mutually agreed to by the Parties in writing.

2.4 Performance Deposit. On or prior to one (1) Business Day following the Diligence Termination Date, Purchaser shall deposit with Seller an amount equal to Five Hundred Fifty-Five Million Dollars ($555,000,000) (the “Performance Deposit”) in immediately available funds, by wire transfer to a bank account designated by Seller prior to the Signing Date. In the event of any termination of this Agreement, the Parties shall, in each case, have the rights and obligations set forth in Section 17.2 with respect to the Performance Deposit.

ARTICLE III

PREFERENTIAL RIGHTS AND CONSENTS TO ASSIGNMENT

3.1 Purchase Price Allocation.

(a) Purchaser’s good faith allocation of the unadjusted Purchase Price according to its value of the Properties is set forth in Exhibits A-1 and A-2 (“Good Faith Allocation”). The Good Faith Allocation shall be used by the Parties for financial accounting purposes and, if necessary, for purposes of Sections 3.2, 3.3, 4.2, 5.2 and 7.2.

(b) The Closing Purchase Price, any liabilities associated with the Properties that are properly taken into account and any other items constituting consideration for applicable Income Tax purposes (to the extent known at such time) shall be allocated among the Properties for Tax purposes in accordance with an allocation schedule which shall be (i) prepared consistently with the Good Faith Allocation and Preliminary Settlement Statement and in accordance with Section 1060 of the Code and the Treasury Regulations thereunder by Purchaser and (ii) delivered to Seller within 120 days after the Closing Date (as revised under this Section 3.1, the “Purchase Price Allocation Schedule”). Within thirty (30) days after delivery of Purchaser’s draft Purchase Price Allocation Schedule, Seller shall deliver to Purchaser a written report containing any changes that Seller proposes to be made in such schedule, and the Purchaser shall consider such changes in good faith. The Purchase Price Allocation Schedule shall be revised consistent with the foregoing to take into account adjustments to the Closing Purchase Price and any indemnification payments hereunder.

(c) The Parties agree to file an Internal Revenue Service Form 8594 (Asset Allocation Statement) as well as any similar state or local form consistent with the Purchase Price Allocation Schedule and, to the extent available at such time, revisions thereto, and that neither Seller nor Purchaser or any of their respective Affiliates or direct or indirect owners shall take a position on any Tax Return, or before any Governmental Authority in connection with the examination of a Tax Return or in any judicial proceeding, that is in any manner inconsistent with the Purchase Price Allocation Schedule, except as required by applicable Law. Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment relating to the Purchase Price Allocation Schedule.

3.2 Preferential Rights to Purchase.

(a) For each Property subject to any Preferential Right, except any Preferential Right held by Purchaser or its Affiliates, Seller shall (i) within five (5) Business Days after the receipt in full of the Performance Deposit provide such notice to the applicable Third Party as may be required using the applicable Good Faith Allocation and the form of Preferential Right Notice Letter attached hereto as Exhibit F, or as otherwise mutually agreed, and (ii) comply in all other respects with the agreement under which the Preferential Right arises. If, prior to Closing (A) the holder of a Preferential Right notifies Seller that it elects to exercise its Preferential Right (in accordance with and determined by the agreement under which such Preferential Right arises), or (B) the time period in which the holder of a Preferential Right has the right to exercise such Preferential Right has not yet expired and such holder has not waived such Preferential Right, then, in each case, the Properties subject to such Preferential Right shall be excluded from this Agreement, the Purchase Price shall be adjusted by the Good Faith Allocation of such Properties subject to the Preferential Right and, subject to Section 3.2(b) below, such Properties so excluded shall become Excluded Assets for all purposes hereunder. Subject to Sections 15.2, 15.3 and 17.1, Purchaser remains obligated to purchase the remainder of the Properties that are not affected by such Preferential Rights.

(b) With respect to any Preferential Right described in Section 3.2(a)(A) or Section 3.2(a)(B) above (i) if for any reason the purchase and sale of the Properties covered by such Preferential Right is not or cannot be consummated with the holder of such Preferential

Right in accordance with the agreement under which such Preferential Right arises, or the holder of the Preferential Right is unable to satisfy the conditions to closing contained therein, or (ii) the period in which to exercise such Preferential Right has expired without the exercise thereof, then, in each case, Seller shall promptly notify Purchaser and, if the Closing has not yet occurred, the affected Property shall be included in the Closing, or, if less than forty-five (45) Days has elapsed since the Closing Date, then within ten (10) Business Days after Purchaser’s receipt of such notice, the Parties shall conduct an additional closing whereby Seller shall sell, assign and convey to Purchaser, and Purchaser shall purchase and accept from Seller, the applicable Properties pursuant to the terms of this Agreement and for the Good Faith Allocation amount by which the Purchase Price was adjusted at the initial Closing with respect to such Properties (subject to any purchase price adjustments consistent with this Agreement), except the “Closing Date” with respect to any such Property shall mean the date of assignment of such Property from Seller to Purchaser.

(c) Any Preferential Right must be exercised subject to all the terms and conditions of this Agreement, including the payment to Seller of a pro rata portion of the Performance Deposit upon exercise of the Preferential Right.

(d) Third Party Claims relating to or arising out of Preferential Rights listed on Schedule 3.2, to the extent and only to the extent related to a Good Faith Allocation, shall not be a Seller Retained Liability but shall be the responsibility of Purchaser (without regard to any deductibles or thresholds contained in this Agreement that may be otherwise applicable). Purchaser (on behalf of Purchaser Group and their successors and assigns) releases Seller Group, and shall fully protect, defend, indemnify and hold harmless Seller Group, from and against any and all such Claims, no matter whether arising before, on or after the Closing Date. These indemnity obligations set forth in this Section 3.2(d) shall apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

3.3 Consents.

(a) For each Property subject to a Consent, except any Consent held by Purchaser or its Affiliates, Seller shall (i) request from the applicable Third Party such Consent using the form of Consent Notice Letter attached hereto as Exhibit G, or as otherwise mutually agreed by the Parties, and (ii) in connection with such request, comply in all other respects with the agreement under which such Consent arises.

(b) If a Consent (other than a Consent with respect to a Required Contract) has not been obtained prior to Closing and (i) (A) such Consent was rejected in writing by the holder thereof or (B) the agreement giving rise to such Consent provides that (1) the assignment of the Properties affected thereby to Purchaser would be void absent such Consent or (2) the holder of such Consent has the right to terminate the applicable underlying Property under the express terms thereof absent such Consent, (ii) the failure to obtain such Consent would cause a material liability to Purchaser, (iii) such Consent is related to a Property that, in Purchaser’s reasonable discretion, is incident to ownership of or reasonably necessary for the operation of the

Properties, including a Material Contract or material Easements, and (iv) (A) the Contract or Easement applicable to such Consent is not replaced by a back-to-back or other agreement in accordance with Section 3.3(c) or (B) Seller does not otherwise agree to provide a mutually satisfactory “keep whole” or other similar arrangement with respect to the material liabilities and costs arising from the failure to obtain such Consent (each such Consent, a “Required Consent”), then, in each case, the Properties with respect to which such Required Consent applies shall be excluded from this Agreement, the Purchase Price shall be adjusted by the Good Faith Allocation, if any, applicable to such Properties and such Properties so excluded shall become Excluded Properties for all purposes hereunder. Subject to Sections 15.2, 15.3 and 17.1, Purchaser remains obligated to purchase from Seller the remainder of the Properties that are not subject to such an un-obtained Required Consent, including any Properties that are subject to an un-obtained Consent that is not a Required Consent. If, within ninety (90) Days following Closing, Seller subsequently obtains any Required Consents that were not obtained prior to or at Closing, Seller shall promptly notify Purchaser and, within ten (10) Business Days after Purchaser’s receipt of such notice, Seller shall sell, assign and convey to Purchaser, and Purchaser shall purchase and accept from Seller, the Property affected by such Required Consent pursuant to the terms of this Agreement and for the Good Faith Allocation, if any, applicable to such affected Property (subject to any purchase price adjustments consistent with this Agreement), except the “Closing Date” with respect to any such Property shall mean the date of assignment of such Property from Seller to Purchaser.

(c) If a Consent (other than a Consent with respect to a Required Contract) has not been obtained prior to Closing and Seller has otherwise complied with the provisions of this Section 3.3, Purchaser shall have no Claim against and Seller shall have no liability for the failure to obtain such Consent; provided, however, upon the agreement of the Parties, the Parties shall execute and deliver such instruments and take such other actions as the Parties may mutually agree to carry out the intent of this Agreement and the transfer of the benefits and burdens of such Contracts and/or Easements to Purchaser. Such instruments and actions may include the execution of back-to-back agreements to effect the transfer to Purchaser of the benefits and burdens of such Contracts and/or Easements which Seller is obligated to perform and/or is entitled to receive, as applicable (provided that entering into such back-to-back agreements is not impracticable or does not: (x) result in a breach of any obligations under any such Contract and/or Easements, (y) result in a violation of Law or (z) impose a burden on Seller or Purchaser disproportionate to the benefit received by Purchaser under such Contract and/or Easements). In any such back-to-back agreement, (i) Seller shall continue to be bound thereby and (ii) (A) Seller shall, without further consideration therefor, pay, assign and remit to Purchaser promptly all monies, rights and other considerations received in respect of such Contract and/or Easements, (B) Seller shall promptly exercise or exploit the beneficial rights and options of Purchaser under such Contract and/or Easements at Purchaser’s request and expense, (C) if and when any such Consent shall be obtained or such a Contract and/or Easement shall otherwise become assignable, Seller shall promptly assign, in a manner consistent with Section 2.1, its rights and obligations under such Contract and/or Easement to Purchaser and Purchaser shall, without the payment of any further consideration therefor, assume such rights and obligations, and (D) Purchaser shall perform and discharge fully all of the obligations of Seller thereunder after the Effective Time and indemnify Seller for all Claims arising out of such performance by Purchaser; provided, however, that the indemnity contained in this Section 3.3(c) shall not apply to the extent any such Claim arises from, or is attributable to (1) the gross negligence or willful misconduct of any member of the Seller Group or (2) Seller’s breach of any provision of this Section 3.3(c). To the extent that Seller is unable to assign a Contract and/or Easement with respect to which the Parties have elected that this Section 3.3(c) applies, the Parties shall use Commercially Reasonable Efforts to continue to seek the Consent applicable to such Contract and/or Easement until the earlier of (I) the first anniversary of the Closing Date or (II) the date such Contract and/or Easements terminates in accordance with its terms or otherwise at the direction of Purchaser.

3.4 Consents and Preferential Rights. Each Party hereby gives, and shall cause its Affiliates to give, any Consents and hereby waives, and shall cause its Affiliates to waive, any Preferential Rights held by such Party or its Affiliates.

ARTICLE IV

TITLE DEFECTS AND REMEDIES

4.1 General Disclaimer of Title Warranties and Representations. Except for the Special Warranty, without limiting Purchaser’s remedies for Title Defects set forth in this Article IV, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Properties.

4.2 Title Defects; Title Defect Remedies.

(a) Title Defect Notices. On or before the Defect Claim Date, Purchaser may deliver claim notices to Seller (collectively the “Title Defect Notices” and individually a “Title Defect Notice”) setting forth any matters which, in Purchaser’s reasonable opinion, constitute Title Defects and which Purchaser intends to assert as a Title Defect pursuant to this Article IV. Subject to Purchaser’s rights under the Special Warranty, Purchaser shall be deemed to have waived any Title Defect which Purchaser fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Defect Claim Date. Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Mineral Properties affected by the Title Defect (each a “Title Defect Property”), (iii) the Good Faith Allocation of each Title Defect Property, (iv) those supporting documents in Purchaser’s control or possession and reasonably necessary for Seller to verify the existence of the alleged Title Defect(s), and (v) the amount by which Purchaser in good faith reasonably believes the Good Faith Allocation of each Title Defect Property is reduced by the alleged Title Defect(s). Purchaser may provide a single Title Defect Notice that covers multiple Title Defects and multiple Properties so long as the notice includes the information listed in parts (i)-(v) of the preceding sentence with respect to each Title Defect and otherwise complies with this Section 4.2(a). The Parties shall meet from time to time as reasonably necessary in an attempt to agree on a resolution with respect to any outstanding Title Defects timely raised hereunder.

(b) Title Benefit Notices. Seller shall have the right, but not the obligation, to deliver to Purchaser on or before the Defect Claim Date with respect to each Title Benefit a notice (a “Title Benefit Notice”) including (i) a description of the Title Benefit, (ii) the Mineral Properties affected by the Title Benefit (each a “Title Benefit Property”), (iii) the amount by which Seller in good faith reasonably believes the Good Faith Allocation of such Title Benefit

Property is increased by the Title Benefit, and (iv) those supporting documents in Seller’s control or possession and reasonably necessary for Purchaser to verify the existence of the alleged Title Benefit. Seller shall be deemed to have waived, and Purchaser shall have no liability for, any Title Benefit which Seller fails to assert as a Title Benefit by a Title Benefit Notice received by Purchaser on or before the Defect Claim Date.

(c) Title Defect Cure Right. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure any Title Defects of which it has been timely advised by Purchaser if Seller provides Purchaser notice of its intent to cure a Title Defect on or prior to the Cure Notice Date.

(d) Remedies for Title Defects. Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto, in the event that any Title Defect timely asserted by Purchaser in accordance with Section 4.2(a) (x) is not waived in writing by Purchaser or (y) which Seller timely elects to cure pursuant to Section 4.2(c) is not cured by Seller within twenty (20) Business Days after the Cure Notice Date, Seller shall, subject to Section 4.2(i), elect to:

(i) reduce the Purchase Price by an amount (the “Title Defect Amount”) determined pursuant to Section 4.2(g) or Section 4.2(j) as being the value of such Title Defect affecting the Property;

(ii) retain (or take a re-assignment of, if applicable) the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Properties, and adjust (or reimburse, if applicable) the Purchase Price by an amount equal to the Good Faith Allocation of such excluded Properties, in which event such retained or reassigned Properties shall become Excluded Properties for all purposes hereunder; or

(iii) indemnify Purchaser against all Third Party Claims resulting from such Title Defect with respect to the applicable Title Defect Property pursuant to an indemnity agreement mutually acceptable to the Parties (a “Title Indemnity Agreement”).

If, within twenty-one (21) Business Days after the Cure Notice Date, Seller does not elect in writing alternative (i), (ii) or (iii) above with respect to any uncured Title Defect properly asserted by Purchaser in accordance with Section 4.2(a), Seller shall be deemed to have elected alternative (i). If the existence of a Title Defect or the Title Defect Amount asserted with respect thereto is disputed at the time of the Closing and Seller has not timely given notice of intent to cure such Title Defect pursuant to Section 4.2(c), the Closing Purchase Price shall be adjusted by the average of the Title Defect Amounts asserted in good faith by Purchaser and Seller until the dispute is resolved pursuant to Section 4.2(j). If the existence of a Title Defect or the Title Defect Amount asserted with respect thereto is disputed at the time of the Closing and Seller has timely given notice of intent to cure such Title Defect pursuant to Section 4.2(c), the affected Property shall remain a Property for purposes of Closing without adjustment of the Closing Purchase Price in respect of the Title Defects until the dispute is resolved pursuant to Section 4.2(j).

(e) Remedies for Title Benefits. The sole remedy available to Seller with respect to any Title Benefit Property reported under Section 4.2(b) shall be to offset the aggregate of those Title Defect Amounts exceeding the Individual Title Defect Threshold and claimed by Purchaser pursuant to Section 4.2(a) by the amount (each, a “Title Benefit Amount”) equal to the increase in the Good Faith Allocation for the Mineral Property attributable to such Title Benefit Property, as determined pursuant to Section 4.2(h) or Section 4.2(j); provided, however, that Seller shall not be entitled to any remedy with respect to any Title Benefit Property for which the Title Benefit Amount does not exceed the Individual Title Defect Threshold. If the existence of a Title Benefit or the Title Benefit Amount asserted with respect thereto is disputed at the time of the Closing, any offset to any Title Defects Amounts claimed by Purchaser on account of such disputed Title Benefit shall be limited to an amount equal to the average of the Title Benefit Amounts asserted in good faith by Purchaser and Seller until the dispute is resolved pursuant to Section 4.2(j).

(f) Exclusive Remedy and Waiver. Except for the Special Warranty and Purchaser’s rights with respect to a breach by Seller of Section 12.10(b) (vi), Section 4.2(d) shall be the exclusive right and remedy of Purchaser with respect to any Title Defects or Seller’s failure to have Defensible Title with respect to any Mineral Property, and Purchaser hereby waives any and all other rights or remedies with respect thereto.

(g) Title Defect Amount. The Title Defect Amount resulting from a Title Defect shall be the amount by which the Good Faith Allocation of the Title Defect Property is adjusted as a result of the existence of such Title Defect and shall be determined in accordance with the following terms and conditions:

(i) if Purchaser and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii) if the Title Defect represents a discrepancy such that the actual Net Revenue Interest for any Title Defect Property is less than the amount identified on Exhibit A-1 or Exhibit A-2, as applicable, and the Working Interest attributable to such Title Defect Property has reduced proportionately, then the Title Defect Amount shall be the product of the Good Faith Allocation of the Title Defect Property multiplied by a fraction, the numerator of which is the Net Revenue Interest decrease and the denominator of which is the amount identified on Exhibit A-1 or Exhibit A-2, as applicable, but, if the Title Defect represents a discrepancy such that the actual Net Revenue Interest for any Title Defect Property is less than the amount identified on Exhibit A-1 or Exhibit A-2, as applicable, and the Working Interest attributable to such Title Defect Property has not been reduced proportionately, then the Title Defect Amount for such Title Defect will be determined by considering both the proportion of reduction in the Net Revenue Interest and the effect of the disproportionate change in the Working Interest (through the provisions of Section 4.2(g)(iv));

(iv) if the Title Defect represents an Encumbrance upon or other defect in title affecting the Title Defect Property of a type not described above, the Title Defect Amount shall be determined by taking into account the Good Faith Allocation of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property and such other reasonable factors as are necessary to make a proper evaluation;

(v) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and

(vi) notwithstanding anything to the contrary in this Article IV, the aggregate Title Defect Amounts attributable to the effects of all Title Defects affecting any Title Defect Property shall not exceed the Good Faith Allocation of such Title Defect Property.

(h) Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:

(i) if Purchaser and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;

(ii) if Purchaser and Seller do not agree on the Title Benefit Amount, then the Title Benefit Amounts shall be determined by taking into account the Good Faith Allocation of the Title Benefit Property, the portion of such Title Benefit Property affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Title Benefit Property and such other reasonable factors as are necessary to make a proper evaluation; and

(iii) the Title Benefit Amount with respect to a Title Benefit Property shall be determined without duplication of any amounts included in another Title Benefit Amount hereunder.

(i) Title Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Closing Purchase Price or other remedies provided by Seller hereunder for any individual Title Defect for which the Title Defect Amount does not exceed Seven Hundred Fifty Thousand Dollars ($750,000) (“Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Closing Purchase Price or other remedies provided by Seller hereunder for any Title Defect for which the Title Defect Amount exceeds the Individual Title Defect Threshold unless (A) the sum of (1) the aggregate Title Defect Amounts of all those Title Defects that exceed the Individual Title Defect Threshold, but excluding any Title Defect Amounts attributable to Title Defects cured by Seller within twenty (20) Business Days after the Cure Notice Date, minus (2) the aggregate Title Benefit Amounts of all those Title Benefits that exceed the Individual Title Defect Threshold, exceeds (B) Ten Million Dollars ($10,000,000) (the “Title Defect Deductible”), after which point any adjustments to the Purchase Price for such Title Defects shall be applicable only with respect to the Title Defect Amounts attributable to such Title Defects are in excess of such Title Defect Deductible.

(j) Title Dispute Resolution. Seller and Purchaser shall attempt to agree on the existence of all Title Defects and the Title Defect Amounts attributable thereto (collectively, the “Title Defect Disputes”) prior to Closing but not later than within twenty (20) Business Days after the Cure Notice Date. If Seller and Purchaser are unable to agree by such later date, then, notwithstanding anything to the contrary in Article XVIII, the Title Defect Disputes shall be exclusively and finally resolved pursuant to this Section 4.2(j). In such event, either Party may initiate, within thirty (30) Days after such later date (but not later), binding arbitration in accordance with the provisions set forth in Article XVIII to resolve any Title Defect Dispute. Any arbitration initiated under this Section 4.2 shall be exclusively and finally resolved by a single arbitrator if the Title Defect Dispute involves less than Ten Million Dollars ($10,000,000) and by a panel of three arbitrators if the Title Defect Dispute involves more than Ten Million Dollars ($10,000,000). Any such arbitrator(s) (the “Title Referee”) shall be an attorney(s) with at least ten (10) years experience in oil and gas title matters, shall have not at any point in the past ten (10) years represented or been adverse to either Party or any of their Affiliates and shall, in the case of a single arbitrator, be selected by mutual agreement of Purchaser and Seller within thirty (30) Days after the initiation of binding arbitration under Article XVIII, and absent such agreement, shall be selected by the Houston, Texas regional office of the AAA upon written request of either Party. Except as otherwise provided in the two (2) preceding sentences, Title Defect Dispute arbitrations shall be conducted in accordance with Article XVIII.

(k) Payment of Adjustments. To the extent that (i) after Closing, Seller elects, or is deemed to have elected, either of the alternatives set forth in Section 4.2(d)(i) or 4.2(d)(ii) with respect to a Title Defect which Seller (A) has failed to cure within twenty (20) Business Days after the Cure Notice Date after timely electing to cure such Title Defect pursuant to Section 4.2(c), and/or (B) does not elect to dispute pursuant to Section 4.2(j), or (ii) a Title Defect Dispute is resolved pursuant to Section 4.2(j), then, in each case, any amount owed from one Party to the other Party, whether as a result of Seller’s election or deemed election of any of the remedies set forth in Section 4.2(d)(i) or 4.2(d)(ii) or any decision or award of the Title Referee, shall be paid from the owing Party to the owed Party within five (5) Business Days after such election is made (or deemed made) or such award or decision is rendered pursuant to Section 4.2(j), as applicable.

ARTICLE V

ACCESS RIGHTS; CONDITION OF THE PROPERTIES

5.1 Access. From and after the Signing Date and until the Closing Date, but subject to the succeeding sentence, Seller shall provide Purchaser access (during Seller’s regular business hours and to the extent it does not unreasonably interfere with Seller’s operations) to the Properties that it operates, and Seller shall use Commercially Reasonable Efforts to obtain permission for Purchaser to gain access to the Properties that are operated by Third Parties, to conduct a visual inspection of the same subject to the following conditions, it being agreed that Purchaser and its Representatives may not conduct any Invasive Activities and may not operate any equipment or machinery in the course of such inspection. Such inspection may include extended and overnight access to the Properties operated by Seller to allow Purchaser and its

Representatives to observe and fully understand Seller’s operations with respect thereto. Such inspection shall be (a) conducted in accordance with the terms of the Confidentiality Agreement, (b) subject to any boarding agreements or releases or other agreements required by any Third Party operator of the Properties, (c) only for the purpose of effecting the transactions contemplated by this Agreement, and (d) subject at all times to Purchaser’s and its Representatives’ compliance with Seller’s (or the applicable Third Party operator’s) applicable policies and procedures, including Seller’s (or the applicable Third Party operator’s) code of conduct, digital security, health, safety, security and environmental policies and procedures, in each case to the extent Purchaser and/or its Representatives were made aware of such policies and procedures prior to or upon such access. If, at any time, Seller believes in good faith that Purchaser or any of its Representatives have not complied with Seller’s (or the applicable Third Party operator’s) applicable policies and procedures, then Seller may immediately terminate Purchaser’s and its Representatives’ access to the Properties. Purchaser shall be responsible for arranging, at its own cost, transportation to and from any such Properties. From and after the Signing Date and until the Closing Date, Seller shall make available to Purchaser and its Representatives, at reasonable times (which may be outside of normal business hours, such as evening hours and on weekends, if approved by Seller) and at their current locations (or such other locations as Seller designates) upon reasonable notice, for examination and copying, all Records insofar as the same are in possession or control of Seller or its Affiliates (other than Affiliates to the extent they are subject to the Federal Energy Regulatory Commission’s affiliate standards of conduct); provided, that Seller may restrict access and provision of information to the extent it reasonably believes necessary to (i) comply with existing confidentiality obligations owed to Third Parties (provided further that Seller shall use its Commercially Reasonable Efforts to secure waivers of any such confidentiality obligations), (ii) ensure compliance with antitrust and other Laws, (iii) preserve the secrecy of confidential information to the extent not related to the Properties and (iv) preserve a valid legal privilege relating to existing or anticipated Third Party Claims. Prior to Closing, information that is produced by Seller or accessed by Purchaser under Section 4.1 or this Section 5.1 is subject to the confidentiality obligation under Section 17.4. To the fullest extent permitted by Law, Purchaser (on behalf of Purchaser Group and their successors and assigns) shall indemnify, defend and hold harmless Seller Group, the other owners of interests in the Properties and their respective officers, directors, managers, employees, agents and representatives, from any and all Claims (including those for (1) any injury, illness or death of any Persons including Third Parties, Purchaser Group, Seller Group or their respective Representatives; (2) damage to property (including damage to property of Third Parties, Seller Group, Purchaser Group or their respective Representatives); and (3) damage to natural resources or environmental damage to or associated with the Properties) to the extent such Claims are caused by, arise out of or result from the activities of Purchaser Group or its Representatives in connection with any site visit or physical inspection of the Properties, even if such indemnified event is caused by, arises out of or results from the active or passive, sole, concurrent or comparative negligence, strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of the aforesaid indemnified Persons, or any pre-existing defect, but excluding any Claims caused by or resulting from (i) the gross negligence or willful misconduct of any such indemnified Persons or (ii) the discovery or disclosure by Purchaser or its Representatives (except in breach of the Confidentiality Agreement) of any condition with respect to the Properties (or, in the case of Contracts or data, the existing contents of such Contract or data), including any Adverse Condition or Title Defect.

5.2 Adverse Conditions; Adverse Condition Remedies.

(a) Adverse Condition Notices. On or before the Defect Claim Date, Purchaser may deliver claim notices to Seller (collectively the “Adverse Condition Notices” and individually an “Adverse Condition Notice”) setting forth any matters which, in Purchaser’s reasonable opinion, constitute Adverse Conditions and which Purchaser intends to assert as an Adverse Condition pursuant to this Article V. Purchaser shall be deemed to have waived any Adverse Condition which Purchaser fails to assert as an Adverse Condition by an Adverse Condition Notice received by Seller on or before the Defect Claim Date. Each Adverse Condition Notice shall be in writing, and shall include (i) a description of the alleged Adverse Condition(s), (ii) the Properties affected by the Adverse Condition (each an “Adverse Condition Property”), (iii) those supporting documents in Purchaser’s control or possession and reasonably necessary for Seller to verify the existence of the alleged Adverse Condition(s), and (iv) the amount which Purchaser in good faith reasonably believes to be the Remediation Amount with respect to the alleged Adverse Condition(s). Purchaser may provide a single Adverse Condition Notice that covers multiple Adverse Conditions and multiple Properties so long as the notice includes the information listed in parts (i)-(iv) of the preceding sentence with respect to each Adverse Condition and otherwise complies with this Section 5.2(a). The Parties shall meet from time to time as reasonably necessary in an attempt to agree on a resolution with respect to any outstanding Adverse Conditions timely raised hereunder.

(b) Adverse Condition Cure Right. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure any Adverse Conditions of which it has been advised by Purchaser if Seller provides Purchaser notice of its intent to cure an Adverse Condition on or prior to the Cure Notice Date.

(c) Remedies for Adverse Conditions. Subject to Seller’s continuing right to dispute the existence of an Adverse Condition and/or the Remediation Amount asserted with respect thereto, in the event that any Adverse Condition timely asserted by Purchaser in accordance with Section 5.2(a) (x) is not waived in writing by Purchaser or (y) which Seller timely elects to cure pursuant to Section 5.2(b) is not cured by Seller within one hundred eighty (180) Days after the Cure Notice Date, Seller shall, subject to Section 5.2(e), elect to:

(i) reduce the Purchase Price by the Remediation Amount;

(ii) indemnify Purchaser against all Claims resulting from such Adverse Condition and associated Remediation pursuant to an indemnity agreement mutually agreed by the Parties (each, an “Adverse Condition Indemnity Agreement”); or

(iii) retain (or take a re-assignment of, if applicable) the entirety of the Adverse Condition Property that is subject to such Adverse Condition, together with all associated Properties, in which event the Purchase Price shall be adjusted by an amount equal to the sum of the Good Faith Allocation of such excluded Properties, in which event such retained or reassigned Properties shall become Excluded Properties for all purposes hereunder.

If, within sixty (60) Days after the Cure Notice Date, Seller does not elect in writing alternative (i), (ii) or (iii) above with respect to any Adverse Condition properly asserted by Purchaser in accordance with Section 5.2(a), Seller shall be deemed to have elected alternative (iii). If the existence of an Adverse Condition or the Remediation Amount asserted with respect thereto is disputed at the time of the Closing, (A) if Seller has not given timely notice of intent to cure such Adverse Condition pursuant to Section 5.2(b), the applicable Adverse Condition Property, together with all associated Properties, shall be temporarily excluded from the transactions contemplated by this Agreement until the dispute is resolved pursuant to Section 5.2(f) and (B) if Seller has given timely notice of intent to cure such Adverse Condition pursuant to Section 5.2(b), the affected Property shall remain a Property for purposes of the Closing without adjustment of the Closing Purchase Price until the dispute is resolved pursuant to Section 5.2(f). If Seller elects the option set forth in clause (i) above, Purchaser shall be deemed to have assumed responsibility for all costs and expenses attributable to the Remediation of the applicable Adverse Condition and all liabilities and obligations with respect thereto and Purchaser’s obligations with respect to the foregoing shall be deemed to constitute Assumed Obligations. Seller will be deemed to have adequately completed the Remediation required in Section 5.2(b) (A) upon receipt of a certificate or approval from the applicable Governmental Authority that the Remediation has been implemented to the extent necessary to comply with Environmental Laws or (B) to the extent that the applicable Governmental Authority approval is not required with respect to the Remediation, upon receipt of a certificate from a licensed professional engineer that the Remediation has been implemented to the extent necessary to comply with Environmental Laws.

(d) Exclusive Remedy and Waiver. Subject to Purchaser’s rights (i) under Section 8.4 or (ii) with respect to a breach by Seller of Section 10.1(k), Section 5.2(c) shall be the exclusive right and remedy of Purchaser with respect to any Adverse Condition or other environmental matter, and Purchaser hereby waives any and all other rights or remedies with respect thereto.

(e) Adverse Condition Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Closing Purchase Price or other remedies provided by Seller for any individual Adverse Condition for which the Remediation Amount does not exceed Seven Hundred Fifty Thousand Dollars ($750,000) (“Individual Adverse Condition Threshold”); and (ii) in no event shall there be any adjustments to the Closing Purchase Price or other remedies provided by Seller for any Adverse Condition for which the Remediation Amount exceeds the Individual Adverse Condition Threshold unless (A) the sum of the aggregate Remediation Amounts of all those Adverse Conditions that exceed the Individual Adverse Condition Threshold, but excluding any Remediation Amounts attributable to any Adverse Conditions cured by Seller within one hundred eighty (180) Days after the Cure Notice Date, exceeds (B) Ten Million Dollars ($10,000,000) (the “Adverse Condition Deductible”), after which point any adjustment to the Purchase Price for such Adverse Condition shall be applicable only with respect to Remediation Amounts attributable to such Adverse Condition that are in excess of the Adverse Condition Deductible.

(f) Adverse Condition Dispute Resolution. Seller and Purchaser shall attempt to agree on the existence of all Adverse Conditions and the Remediation Amounts attributable thereto (collectively, the “Adverse Condition Disputes”) prior to Closing but not later than within one hundred eighty (180) Days after the Cure Notice Date. If Seller and Purchaser are unable to agree by such later date, then, notwithstanding anything to the contrary in Article XVIII, the Adverse Condition Disputes shall be exclusively and finally resolved pursuant to this Section 5.2(f). In such event, either Party may initiate, within thirty (30) Days after such later date (but not later), binding arbitration in accordance with the provisions set forth in Article XVIII to resolve any Adverse Condition Dispute. Any arbitration initiated under this Section 5.2 shall be exclusively and finally resolved by a single arbitrator if the Adverse Condition Dispute involves less than Ten Million Dollars ($10,000,000) and by a panel of three arbitrators if the Adverse Condition Dispute involves more than Ten Million Dollars ($10,000,000). Any such arbitrator(s) (the “Adverse Condition Referee”) shall be an environmental attorney(s) with at least ten (10) years experience in oil and gas environmental matters, shall have not at any point in the past ten (10) years represented or been adverse to either Party or any of their Affiliates and shall, in the case of a single arbitrator, be selected by mutual agreement of Purchaser and Seller within thirty (30) Days after the initiation of binding arbitration under Article XVIII, and absent such agreement, shall be selected by the Houston, Texas regional office of the AAA upon written request of either Party. Except as otherwise provided in the two (2) preceding sentences, Adverse Condition Dispute arbitrations shall be conducted in accordance with Article XVIII.

(g) Payment of Adjustments. To the extent that (i) after Closing, Seller elects, or is deemed to have elected, any of the alternatives set forth in Section 5.2(c) (i) or 5.2(c)(iii) with respect to an Adverse Condition which Seller (A) has failed to cure within one hundred (180) Days after the Cure Notice Date after timely electing to cure such Adverse Condition pursuant to Section 5.2(b), and/or (B) does not elect to dispute pursuant to Section 5.2(f) or (ii) an Adverse Condition Dispute is resolved pursuant to Section 5.2(f), then, in each case, any amount owed from one Party to the other Party, whether as a result of Seller’s election or deemed election of any of the remedies set forth in Section 5.2(c)(i) or 5.2(c)(iii) or any decision or award of the Adverse Condition Referee, shall be paid from the owing Party to the owed Party within five (5) Business Days after such election is made (or deemed made) or such award or decision is rendered pursuant to Section 5.2(f), as applicable.

5.3 NORM, Wastes and Other Substances. Purchaser acknowledges that the Properties have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes or other substances or materials located in, on or under the Properties or associated with the Properties. Equipment and sites included in the Properties may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms. The wells, materials and equipment located on the Properties or included in the Properties may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Properties.

ARTICLE VI

ACCOUNTING

6.1 Products and Line Fill. Seller (or the operator of the Properties) shall measure all Hydrocarbons associated with the Properties and stored in tanks and vessels to the bottom of the applicable flange as of the Effective Time. Seller (or the operator of the Properties) shall determine the Line Fill, if any, as of the Effective Time. Seller shall be entitled to an amount with respect to (a) the Hydrocarbons produced or attributable to the Properties and saved for any period prior to the Effective Time and stored in such tanks and vessels as of the Effective Time, and (b) the Line Fill, if any, as of the Effective Time, in each case, valued at a price of $75.00 per barrel of oil and $2.00 per MMBtu of natural gas. Unless the actual amounts are readily available to Seller reasonably in advance of Closing, the estimated amounts to which Seller is entitled, as estimated in good faith by Seller and agreed to by Purchaser, shall be included in the calculation of the Closing Purchase Price and shall be incorporated into the Preliminary Settlement Statement. The actual amounts to which Seller is entitled (to the extent the same differ from the estimate included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement, if they were not accounted for in the Preliminary Settlement Statement. Upon Closing, Purchaser shall be entitled to (i) the Hydrocarbons produced or attributable to the Properties and stored in such tanks and vessels as of the Effective Time, (ii) the Hydrocarbons produced or attributable to the Properties and saved for any period after the Effective Time, and (iii) the Line Fill.

6.2 Revenues, Expenses and Capital Expenditures. Except as expressly provided otherwise in this Agreement, Seller is entitled to all Operating Revenues attributable to the Properties, and is responsible for all Charges attributable to the Properties, in each case to the extent they relate to the period prior to the Effective Time. Seller is entitled to all producing, drilling and operator overhead receipts attributable to the Properties for which it serves as operator on or prior to the Closing to the extent they relate to the period prior to the Effective Time. Seller also is entitled to the sum of Five Hundred Thousand Dollars ($500,000.00) per month (prorated on a daily basis for any partial month) (as an agreed reimbursement in lieu of Seller’s actual overhead attributable to the Properties) for the period from the Effective Time until the Closing Date. Purchaser is (a) entitled to all Operating Revenues attributable to the Properties, and is responsible for all Charges attributable to the Properties, in each case to the extent they relate to the period from and after the Effective Time, and (b) entitled to all producing, drilling and operator overhead receipts attributable to the Properties for which Seller serves as operator on or prior to the Closing to the extent they relate to the period from and after the Effective Time. Seller shall estimate the above amounts and incorporate such estimate into the Preliminary Settlement Statement. The actual amounts (to the extent the same differ from the estimate included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement.

6.3 Taxes.

(a) Seller shall bear all Taxes attributable to the ownership or operation of the Properties prior to the Effective Time or the ownership and operation of the Excluded Properties (all such foregoing Taxes in this sentence, “Seller Taxes”), and all deductions, credits or refunds pertaining to the aforementioned Taxes, no matter when received, shall belong to Seller (“Seller

Tax Benefits”). Purchaser shall bear all Taxes attributable to the ownership or operation of the Properties on and after the Effective Time (excluding Income Taxes from the Effective Time through Closing or otherwise) (“Purchaser Taxes”), and all deductions, credits or refunds pertaining to the aforementioned Taxes, no matter when received, shall belong to Purchaser. All ad valorem Taxes, real property Taxes, personal property Taxes, severance, production and similar Taxes and similar obligations attributable to the Properties (“Property Taxes”), shall be prorated as of the Effective Time (as determined pursuant to the following sentence), with the portion of Property Taxes attributable to the period ending immediately prior to the Effective Time being allocated to Seller (and such portion shall be treated as part of Seller Taxes), and the portion of Property Taxes attributable to the period beginning on the Effective Time being allocated to Purchaser (and such portion shall be treated as part of Purchaser Taxes). Property Taxes that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that production, severance and similar Taxes measured by the quantity of or the value of production shall be prorated based on the number of units or value of production actually produced and sold, as applicable, before, and at or after, the Effective Time. Seller shall estimate all Taxes attributable to the ownership or operation of the Properties (excluding Income Taxes) and incorporate such estimate into the Preliminary Settlement Statement, as appropriate. The actual amounts (to the extent the same differ from the estimate included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement to the extent the actual amounts are known at such time.

(b) Solely for U.S. federal and state Income Tax purposes, the DWP Interests are treated as held by the BP Amoco Deepwater Partnership (EIN 36-4359770) (the “DWP”). Solely for U.S. federal and state Income Tax purposes, the DWP will be deemed to relinquish the DWP Interests to Purchaser. Seller is not transferring an interest in the DWP to Purchaser.

(c) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of original or amended Tax Returns and any audit, litigation, refund claim or other proceeding (each a “Tax Proceeding”) with respect to Taxes, provided that the Party asked to cooperate (i) shall incur no additional out-of-pocket costs, expenses, fees or liabilities or (ii) shall be reimbursed for all additional out-of-pocket costs, expenses, fees or liabilities as a result of or connected with the request. Such cooperation shall include the retention and (upon the other party’s request) the provision of records, accounting data and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Properties relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Purchaser or Seller, as the case may be, shall allow the other Party to take possession of such books and records. Purchaser and Seller further agree, upon reasonable request and at the other Party’s expense, to use their Commercially Reasonable Efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(d) Seller shall retain authority to settle any Tax Proceedings relating, in whole or in part, to Seller Taxes and to file any amended Tax Returns resulting from any such settlement; provided, however, that any such settlement or filing shall not result in an increase (after taking into account any reasonable indemnification and reimbursement offered by Seller) of the Tax liability of Purchaser for any Taxes for which Purchaser is liable without Purchaser’s prior written consent, which shall not be unreasonably withheld. Purchaser shall have authority to settle any Tax Proceedings not relating to Seller Taxes and to file any amended Tax Returns resulting from any such settlement; provided, however, that any such settlement or filing shall not result in an increase (after taking into account any reasonable indemnification and reimbursement offered by Purchaser) of the Tax liability of Seller for any Taxes for which Seller is liable without Seller’s prior written consent, which shall not be unreasonably withheld. The Parties shall share all costs and expenses associated with defending and settling a Tax Proceeding that relates to both Seller Taxes and Purchaser Taxes in the same proportion as the amount of Seller Taxes at stake and Purchaser Taxes at stake have to the entire amount of Taxes at stake in such Tax Proceeding.

(e) Purchaser shall pay any Transfer Tax on its acquisition of all nonexempt tangible personal property by means of incorporating the amount into the Preliminary Settlement Statement (and the actual amounts, to the extent the same differ from the estimates included in the Preliminary Settlement Statement, shall be accounted for in the Final Settlement Statement) and Seller shall remit the Transfer Tax collected from Purchaser to the applicable Governmental Authority. If Purchaser qualifies for any exemptions, at least three (3) Business Days prior to Closing, Purchaser shall use Commercially Reasonable Efforts to provide Seller with an exemption certificate as prescribed by state law and, if such a certificate is provided by Purchaser, Seller shall be released from collecting Transfer Tax on otherwise taxable items. If Seller is required to pay any Transfer Tax other than amounts taken into account in the Preliminary Settlement Statement (as adjusted by the Final Settlement Statement), Purchaser shall reimburse Seller within thirty (30) Days after receipt of Seller’s written notice of the payment.

(f) To the extent that any provisions contained in this Section 6.3 are inconsistent with the provisions of Article VIII, the provisions of this Section 6.3 shall control.

(g) Prior to any payment to a Party or Affiliate thereof (the “Payee”) pursuant to this Agreement, the Payee shall provide the payor with a true, correct, complete and duly executed withholding certificate, such as an IRS Form W-9, W-8BEN, W-8ECI, W-8IMY or W-8EXP, as appropriate, that the Payee is required to provide by Law, unless the Payee has previously provided such a certificate to the payor and such certificate is valid and effective with respect to the current payment. The relevant Party acknowledges that in the case of IRS Forms W-9, W-8ECI, and, to the extent treaty benefits are claimed, Form W-8BEN, a US taxpayer identification number is required to be provided by the Payee. In addition, the relevant Party acknowledges that, in the case of Forms W-8IMY and W-8EXP, a US taxpayer identification number may be required to be provided by the Payee. The relevant Party further acknowledges that the Payee shall provide an updated withholding certificate to the payor as and when required by Law.

(h) To the extent required by Law in effect at the time of any payment and subject to any withholding certificate provided pursuant to Section 6.3(g), the payor shall be entitled to deduct or withhold amounts for Taxes therefrom pursuant to this Agreement, and any such deducted or withheld amount shall be treated as having been paid to the Payee, as the case may be, for the purposes of this Agreement.

(i) Each Party shall have the right to structure the transactions contemplated under the terms of this Agreement as a Like-Kind Exchange. Notwithstanding any other provisions of this agreement, in connection with effectuating a Like-Kind Exchange, each Party shall have the right, at or prior to the Closing Date or any subsequent closing, to assign all or a portion of its rights under this Agreement (the “Assigned Rights”) to a “qualified intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4) of the Treasury Regulations) or to a “qualified exchange accommodation titleholder” (as that term is defined in U.S. Revenue Procedure 2000-37). In the event a Party (in its capacity as an exchanging party, referred to in this Section 6.3(i) as an “Exchanging Party”) assigns the Assigned Rights to a “qualified intermediary” pursuant to this Section 6.3(i), then such Exchanging Party agrees to notify the other Party in writing of such assignment reasonably in advance of the Closing Date. In addition, should a Party choose to effectuate a Like-Kind Exchange, the Parties agree to use reasonable best efforts to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate such a Like-Kind Exchange; provided, however, that (a) the Closing Date shall not be delayed or affected by reason of the Like-Kind Exchange, (b) the Exchanging Party shall effect its exchange through an assignment of the Assigned Rights to a “qualified intermediary” or to a “qualified exchange accommodation titleholder,” but such assignment shall not release such Exchanging Party from any of its liabilities or obligations under this Agreement and (c) the non-Exchanging Party shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the exchange requested by the Exchanging Party. Each of Seller and Purchaser hereby acknowledge and agree that any assignment of this Agreement pursuant to this Section 6.3(i) shall not release a Party from, or modify, any of its respective liabilities and obligations (including indemnity obligations to each other) under this Agreement. Neither Party, by its consent to a Like-Kind Exchange, shall be responsible in any way for the Exchanging Party’s compliance with such Like-Kind Exchange.

6.4 Obligations and Credits. All Prepaid Amounts attributable to the Properties or other amounts paid by Seller (including amounts paid pursuant to an authorization for expenditure) prior to the Closing Date in respect of the Properties for services performed (or to be performed) or goods purchased (or to be purchased) and attributable to the period after the Effective Time, shall be taken into account in the Preliminary Settlement Statement. Seller shall estimate the above amounts and incorporate such estimate into the Preliminary Settlement Statement. The actual amounts (to the extent the same differ from the estimates included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement.

6.5 Preliminary Settlement Statement. No later than five (5) Business Days prior to the Closing Date, Seller shall submit to Purchaser a preliminary settlement statement in substantially the form of Exhibit H (the “Preliminary Settlement Statement”) and include therewith an estimate, prepared in good faith, of the Closing Purchase Price due by Purchaser, taking into account the estimate of adjustments permitted hereunder as identified on such form. In connection with Seller’s preparation of the Preliminary Settlement Statement, Purchaser shall cooperate by timely delivering to Seller all information in its possession relevant to the preparation of the Preliminary Settlement Statement that is requested by Seller and that relates to the Properties. Purchaser shall have two (2) Business Days to review the Preliminary Settlement Statement. On the Day following the expiration of such two (2) Business Day review period, Purchaser shall submit a written report containing any changes Purchaser proposes to be made to the Preliminary Settlement Statement. The Parties shall attempt to agree on a final Preliminary Settlement Statement no later than one (1) Business Day prior to Closing. If Purchaser fails to timely deliver the written report to Seller containing changes Purchaser proposes to be made to the Preliminary Settlement Statement or the Parties are unable to agree prior to the Closing Date, Seller’s good faith estimate shall be used to determine the Closing Purchase Price to be used at Closing. The Preliminary Settlement Statement delivered by Seller pursuant to this Section 6.5 shall provide Purchaser with wiring instructions designating the account or accounts to which the Closing Purchase Price is to be delivered at Closing.

6.6 Final Settlement Statement. As soon as reasonably practicable, but in no event later than one hundred eighty (180) Days after the Closing Date, Seller shall deliver to Purchaser a statement setting forth the adjustments to the Purchase Price pursuant to this Article VI and any other adjustments to the Purchase Price expressly permitted hereunder, in substantially the form of the Preliminary Settlement Statement (the “Final Settlement Statement”). As soon as reasonably practicable, but in no event later than sixty (60) Days after Purchaser receives the Final Settlement Statement, Purchaser may deliver to Seller a written report containing any changes that Purchaser proposes in good faith to be made to such statement, stating in reasonable detail its objections and the amounts to which it objects. If Purchaser fails to timely deliver the written report to Seller containing changes Purchaser proposes to be made to the Final Settlement Statement, the Final Settlement Statement as delivered by Seller shall be deemed to be correct and shall be final and binding on the Parties and not subject to further review, audit, arbitration or legal proceedings. If Purchaser timely delivers the written report to Seller containing changes Purchaser proposes to be made to the Final Settlement Statement, then as soon as reasonably practicable, but in no event later than thirty (30) Days after Seller receives Purchaser’s written report, the Parties shall meet and undertake to agree on the final adjustments to the Final Settlement Statement. If the Parties fail to agree on the final adjustments within the thirty (30) Day period, then either Party, by written notice to the Accounting Referee and the other Party, may submit the disputed items to the Accounting Referee for resolution (with copy concurrently delivered to the other Party). Each Party shall have the right to submit to the Accounting Referee (with copy concurrently delivered to the other Party) (i) a position statement on such disputed items within ten (10) Business Days after delivery of the notice to the Accounting Referee and (ii) a rebuttal statement to the other Party’s position statement within ten (10) Business Days after expiration of such initial ten (10) Business Day period. Failure of a Party to timely submit its position statement to the Accounting Referee shall constitute a waiver by such Party as to each particular item in dispute and its agreement to the amount proposed by the other Party. Either Party may request that the Accounting Referee accept or decline the appointment in writing within ten (10) Business Days after its receipt of the initial position statement. The Accounting Referee will make a determination resolving the disputed items to be reflected in the

Final Settlement Statement based on the written position statements and rebuttal statements from Purchaser and Seller and the Accounting Referee shall not take any testimony or hear any oral argument. The Accounting Referee may request, as it deems appropriate, any additional information from (and provide opportunity to rebut responses to) the Parties, with notice to both Parties of all such requests and the related responses. The Parties shall respond promptly to all requests from the Accounting Referee for additional information and clarification. The Accounting Referee shall address only those items in dispute and may not determine the disputed items to be greater than the greatest amount claimed by a Party or smaller than the smallest amount claimed by a Party. The Accounting Referee shall resolve the disputes within thirty (30) Days after expiration of the ten (10) day rebuttal period. The decision of the Accounting Referee shall be in writing and will be final and binding on and non-appealable by the Parties, absent manifest error. The fees and expenses associated with the Accounting Referee shall be borne equally by Purchaser and Seller and paid promptly upon receipt of the Accounting Referee’s invoices. Any amounts owed by one Party to the other Party as a result of the Final Settlement Statement shall be paid within five (5) Business Days after the date when the amounts are agreed upon by the Parties, are deemed correct as provided above or the Parties receive the decision of the Accounting Referee, and the amounts included in the Final Settlement Statement as so agreed or deemed agreed shall be final and binding between the Parties and not subject to further audit, arbitration or other legal proceeding. Any amounts paid under this Section 6.6 shall be treated as adjustments to the Purchase Price for all Tax purposes pursuant to Section 8.16. The Accounting Referee shall act as an expert for the limited purpose of determining the specific disputed matter submitted by either Party and may not award damages or penalties to either Party with respect to any matter. Except as expressly provided herein, whenever the Accounting Referee is retained to resolve a dispute as provided pursuant to this Agreement, the Accounting Referee may determine the issues in dispute following such procedures, consistent with the express provisions of this Agreement, as the Accounting Referee deems appropriate to the circumstances and with reference to the amounts in issue. Except as expressly provided herein, the Parties do not intend to impose any particular procedures upon the Accounting Referee, it being the desire of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable.

6.7 Post-Closing Revenues. Except as expressly provided otherwise in this Agreement, Purchaser shall pay Seller any and all Operating Revenues received after Closing by Purchaser (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties prior to the Effective Time. Except as expressly provided otherwise in this Agreement, Seller shall pay Purchaser any and all Operating Revenues received after Closing by Seller (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties from and after the Effective Time. The Party responsible for the payment of amounts received shall reimburse the other Party within fifteen (15) Business Days after the end of the month in which such Operating Revenues were received by the Party responsible for payment and, if paid, no further adjustments shall be made with respect to such amounts in the Final Settlement Statement.

6.8 Post-Closing Expenses. Except as expressly provided otherwise in this Agreement, Seller shall reimburse Purchaser for any and all Charges paid after Closing by Purchaser (to the extent not accounted for in the Final Settlement Statement or the Transition

Services Agreement) that are attributable to the ownership of the Properties prior to the Effective Time. Except as expressly provided otherwise in this Agreement, Purchaser shall reimburse Seller for any and all Charges paid after Closing by Seller (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties from and after the Effective Time. The Party responsible for the payment shall reimburse the other Party within fifteen (15) Business Days after the end of the month in which the applicable invoice and proof of payment of such Charges was received by the Party responsible for payment and, if paid, no further adjustments shall be made with respect to such amounts in the Final Settlement Statement.

6.9 Seller Audits. Seller has retained audit claims and other Claims against Third Parties pertaining to periods of time prior to the Effective Time as an Excluded Property. Notwithstanding anything in this Agreement to the contrary, (a) Seller shall have the right to (i) conduct and resolve all joint interest audits or other contractual audits relating to the Properties, and any audits or Claims conducted by Governmental Authorities, in each case to the extent such audits are applicable to periods of time prior to the Effective Time and whether or not being conducted as of the Closing Date (collectively, “Seller Audits”), and (ii) pay or receive (as applicable) any amounts due or receivable attributable to Seller’s operation of the Properties that are subject to such Seller Audits and (b) no Seller Audit is waived or released by Seller Group under this Agreement, and no indemnity in this Agreement shall affect any such Seller Audit.

ARTICLE VII

CASUALTY LOSS

7.1 Notice of Casualty Loss. From the Signing Date until Closing, Seller shall notify Purchaser of each instance of Casualty Loss with respect to the Properties promptly upon such Casualty Loss becoming Known to Seller.

7.2 Resolution of Casualty Loss.

(a) If after the Signing Date but prior to the Closing Date, any Property suffers a Casualty Loss in an amount that exceeds Five Million Dollars ($5,000,000), net to Seller’s interest in the applicable Property, then (subject to Sections 15.2, 15.3 and 17.1) Purchaser shall nevertheless be required to proceed to Closing and Seller shall elect by written notice to Purchaser prior to Closing either (i) to cause, at Seller’s sole cost and expense (to the extent Purchaser does not otherwise own an interest in such Property), any such Property affected by such Casualty Loss to be repaired or restored to a quality and condition comparable to that existing with respect to such Property immediately before such Casualty Loss, as promptly as reasonably practicable (which work may extend after the Closing Date, so long as Seller is diligently pursuing such repairs or restoration activities but not longer than one hundred eighty (180) Days after the Closing Date unless mutually acceptable to the Parties), (ii) to reduce the Closing Purchase Price by the “reduction in value” of such Casualty Loss in accordance with Section 7.2(b), or (iii) to cause such Property affected by such Casualty Loss to be retained by Seller at Closing, in which case such Property shall be an Excluded Property for all purposes hereunder and the Closing Purchase Price shall be adjusted by the Good Faith Allocation of such Excluded Property.

(b) For the purposes of this Article VII, “reduction in value” due to a Casualty Loss in an amount that exceeds Five Million Dollars ($5,000,000), net to Seller’s interest in the applicable Property, is based on the principle that Seller should generally bear the costs of repair and restoration of such Property to a quality and condition comparable to that existing with respect to such Property immediately before such Casualty Loss. If Section 7.2(a)(ii) is applicable, Seller shall notify Purchaser at least ten (10) Days prior to the Closing of its proposed monetary adjustment and, if the Parties have a dispute regarding the amount of the appropriate monetary adjustment (such dispute, a “Casualty Loss Dispute”), unless Seller elects the alternative in Section 7.2(a)(iii), the Parties shall proceed to Closing and reduce the Closing Purchase Price by an amount equal to (i) the average of each Party’s good faith estimate of the reduction in value associated with such Casualty Loss, plus (ii) the average of each Party’s good faith estimate of the equitable allocation of repair or restoration costs to Purchaser.

(c) Seller and Purchaser shall attempt to agree on all Casualty Loss Disputes prior to Closing. If Seller and Purchaser are unable to resolve the Casualty Loss Disputes by Closing, either Party may initiate, within one hundred eighty (180) Days (but not later) after the Closing Date, binding arbitration in accordance with Article XVIII to resolve the Casualty Loss Dispute by delivering to the other Party a written notice setting forth the Casualty Loss in dispute, the Properties affected, the specific description of such Casualty Loss and, subject to the foregoing limitations, such Party’s good faith estimate of the reduction in value of such Casualty Loss, net to Seller’s interest, and equitable allocation of cost, together with any available documentation upon which such Party’s belief is based as to the existence, validity, value or cure of such Casualty Loss (such notice, a “Casualty Loss Dispute Notice”). Notwithstanding anything to the contrary in Article XVIII, any arbitration initiated under this Section 7.2 shall be exclusively and finally resolved by a single arbitrator if the Casualty Loss Dispute involves less than Ten Million Dollars ($10,000,000) and by a panel of three arbitrators if the Casualty Loss Dispute involves more than Ten Million Dollars ($10,000,000). Any such arbitrator(s) (the “Casualty Referee”) shall be an insurance loss consultant(s) with at least ten (10) years experience in oil and gas insurance loss analysis matters, shall have not at any point in the past ten (10) years represented or been adverse to either Party or any of their Affiliates and shall, in the case of a single arbitrator, be selected by mutual agreement of Purchaser and Seller within fifteen (15) Days after the delivery of the applicable Casualty Loss Dispute Notice, and absent such agreement, shall be selected by the Houston, Texas regional office of the AAA upon written request of either Party. Except as otherwise provided in the preceding two (2) sentences, Casualty Loss Dispute arbitrations shall be conducted in accordance with Article XVIII. Any Claim for a Casualty Loss not referred to binding arbitration under Article XVIII within one hundred eighty (180) Days after Closing shall be deemed waived.

(d) In each case, Seller shall be entitled to retain all rights to insurance and other Claims against Third Parties with respect to the Casualty Loss, except to the extent the Parties otherwise agree in writing.

ARTICLE VIII

ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES

8.1 Opportunity for Review. Each Party represents that it has had an adequate opportunity to review all waiver, release, indemnity and defense provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and advice. Based upon the foregoing representation, the Parties agree to the provisions set forth below.

8.2 Seller’s Non-Environmental Indemnity Obligation. If Closing occurs, then from and after the Closing Date, Seller (on behalf of Seller Group and their successors and assigns) hereby releases Purchaser Group from and, subject to the limitations set forth in Section 8.7, shall fully protect, defend, indemnify and hold harmless Purchaser Group from and against, (a) all Non-Environmental Claims relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7 or Section 8.14), the ownership or operation of the Properties, or any part thereof, to the extent such Non-Environmental Claims are attributable to the period prior to the Effective Time and of which Purchaser provides notice to Seller in accordance with Section 8.8 within three (3) months after the end of the Transition Period, including Non-Environmental Claims relating to (i) injury, illness or death of any Person, (ii) damages to or loss of any property or resources, (iii) breach of contract, (iv) common law causes of action such as active or passive, sole, concurrent or comparative negligence, strict liability, nuisance or trespass, (v) statutory causes of action or (vi) violation of Law; (b) all Claims arising out of any breach by Seller of Seller’s representations or warranties set forth in this Agreement; and (c) all Claims arising out of any breach by Seller of Seller’s covenants set forth in this Agreement. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Purchaser Group, or any pre-existing defect.

8.3 Purchaser’s Non-Environmental Indemnity Obligation. If Closing occurs, then from and after the Closing Date, except with respect to the Seller Retained Liabilities and without limiting Purchaser’s rights to indemnity pursuant to Section 8.2(b) or Section 8.2(c), Purchaser (on behalf of Purchaser Group and their successors and assigns) hereby releases Seller Group from, and Purchaser shall fully protect, defend, indemnify and hold harmless Seller Group from and against, (a) all Non-Environmental Claims relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7 or Section 8.14), the ownership or operation of the Properties, or any part thereof, to the extent such Non-Environmental Claims are attributable to (i) the period prior to the Effective Time (no matter when asserted) for any Non-Environmental Claims for which (A) Seller owes no indemnity under this Agreement or Seller’s indemnity obligation under this Agreement has expired, (B) the time period set forth in Section 8.7 or Section 8.14 has expired, or (C) the threshold and deductible amounts set forth in Section 8.7 (if applicable) are not met or the amount in Section 8.7(f) (if applicable) is exceeded, and (ii) the period of time from and after the Effective Time, including Non-Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence, strict liability, nuisance or trespass, (E) statutory causes of action or (F) violation of Law; (b) all Claims arising out of any breach by Purchaser of Purchaser’s representations or warranties set forth in this Agreement; (c) all Claims arising out of any breach by Purchaser of Purchaser’s covenants set forth in this Agreement; and (d) all Purchaser Taxes. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

8.4 Seller’s Environmental Indemnity Obligation.

(a) If Closing occurs, then from and after the Closing Date, Seller (on behalf of Seller Group and their successors and assigns) hereby releases Purchaser Group from and, subject to the limitations set forth in Section 8.7, shall fully protect, defend, indemnify and hold harmless Purchaser Group from and against, all Environmental Claims (other than Decommissioning, Asbestos and Related Liabilities and Process Safety Management) relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7 or Section 8.14), the ownership or operation of the Properties, or any part thereof, to the extent such Environmental Claims are attributable to the period prior to the Effective Time and of which Purchaser provides notice to Seller in accordance with Section 8.8 within three (3) months after the end of the Transition Period, including in all such cases, Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence, strict liability, nuisance or trespass, (E) statutory causes of action or (F) violation of Law.

(b) These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Purchaser Group, or any pre-existing defect.

8.5 Purchaser’s Environmental Indemnity Obligation. If Closing occurs, then from and after the Closing Date, except for the Seller Retained Liabilities and without limiting Purchaser’s rights to indemnity pursuant to Section 8.2(b) or Section 8.2(c), Purchaser (on behalf of Purchaser Group and their successors and assigns) hereby releases Seller Group from, and Purchaser shall fully protect, defend, indemnify and hold harmless Seller Group from and against, all Environmental Claims relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7 or Section 8.14), the ownership or operation of the Properties, or any part thereof, to the extent such Environmental Claims are attributable to (i) the period prior to the Effective Time for any Environmental Claims for which (A) Seller owes no indemnity under this Agreement or Seller’s indemnity obligation under this Agreement has expired, (B) the time period set forth in Section 8.7 or Section 8.14 has expired, or (C) the threshold and deductible amounts set forth in Section 8.7 (if applicable) are not met or the amount in Section 8.7(f) (if applicable) is exceeded, and (ii) the period of time from and after the Effective Time, including in all such cases, Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence, strict liability, nuisance or trespass,

(E) statutory causes of action or (F) violation of Law. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

8.6 Seller Retained Liabilities. If Closing occurs, then from and after the Closing Date, Seller shall release Purchaser Group from, and shall fully protect, defend, indemnify and hold harmless Purchaser Group from and against, any and all Third Party Claims relating to, arising out of, or connected with, directly or indirectly (and no matter when asserted) (collectively, “Seller Retained Liabilities”):

(a) the ownership or operation of the Excluded Properties including, with respect to such Excluded Properties, (i) Third Party Claims relating to: (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, nuisance or trespass, (E) statutory causes of action and (F) violation of Law, even if caused in whole or in part by the negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, or other legal fault of any Person indemnified hereunder, and (ii) Tax Claims or disputes to the extent relating thereto;

(b) the litigation, proceedings and Claims set forth in Schedule 10.1(d);

(c) to the extent arising from or attributable to the period of Seller’s ownership of the Properties and occurring prior to the Effective Time, any Claim for personal injury, death or Third Party property damage relating to the Properties;

(d) to the extent arising from or attributable to the period of Seller’s ownership of the Properties, the disposal or transportation of any Hazardous Substances from any of the Properties to any location not on the Properties or lands unitized therewith;

(e) any payments for royalties or overriding royalties attributable to sales of Hydrocarbons produced from the Properties prior to the Effective Time;

(f) Claims of liability of Seller for gross negligence or willful misconduct in connection with its operation prior to the Effective Time of any of the Properties in its capacity as operator thereof (and not as a joint tenant in the properties comprising the Properties);

(g) all Seller Employment Liabilities;

(h) Third Party Claims relating to or arising from any Preferential Rights other than those Claims for which Purchaser is responsible pursuant to Section 3.2(d);

(i) any Claims relating to the matters set forth in Schedule 10.1(k); and

(j) all Seller Taxes and any Liability of Seller for any other Taxes, including any Liability of Seller for the Taxes of any other Person as a transferee, successor, by contract or otherwise, but excluding any Purchaser Taxes, Taxes of Purchaser unrelated to the Properties and any Taxes allocated to Purchaser under Section 6.3(e).

8.7 Limitations. Seller shall not have an obligation or liability to Purchaser Group under Article VIII for:

(a) any Claim under Section 8.2(a) or Section 8.4 if Purchaser has not provided Seller with an Indemnity Claim Notice within three (3) months after the end of the Transition Period with respect to such Claim;

(b) any Claim under Section 8.2(b) (other than with respect to any breach of a Fundamental Representation) if Purchaser has not provided Seller with an Indemnity Claim Notice within twelve (12) months after the Closing Date with respect to such Claim;

(c) any Claim under Section 8.2(c) to the extent relating to a covenant to be performed by Seller prior to the Closing if Purchaser has not provided Seller with an Indemnity Claim Notice within twelve (12) months after the Closing Date with respect to such Claim;

(d) any Claim under Section 8.2(a), Section 8.2(b) (other than with respect to any breach of a Fundamental Representation) or Section 8.4, if such Claim has a value of Seven Hundred Fifty Thousand Dollars ($750,000) or less, net to Seller’s interest (and these types of Claims shall not be counted in determining the Indemnity Deductible Amount);

(e) any Claim under Section 8.2(a), Section 8.2(b) (other than with respect to any breach of a Fundamental Representation) or Section 8.4 to the extent that the Claims for which Seller is responsible thereunder do not exceed the Indemnity Deductible Amount (and Claims for which Seller is not responsible, including any Assumed Obligations, shall not be counted in determining the Indemnity Deductible Amount);

(f) aggregate Claims under Section 8.2(a), Section 8.2(b) (other than with respect to any breach of a Fundamental Representation) and Section 8.4 in excess of twenty-five percent (25%) of the Purchase Price; and

(g) any Consequential Damages resulting from or arising out of any Claim by Purchaser (other than Consequential Damages awarded against Purchaser as a result of a Third Party Claim).

8.8 Notice of Claims. If an indemnified Party has a Claim for indemnity, including in connection with a Claim asserted against an indemnified Person for which a Party may have an obligation of indemnity and defense under Section 3.2, Section 5.1, Section 6.3, this Article VIII, Article XII, Article XIV or any other provision of this Agreement (each, an “Indemnity Claim”), the indemnified Person shall give the indemnifying Party prompt written notice of the Claim setting forth the particulars associated with the Claim (including a copy of the underlying Third

Party Claim, if any) as then known by the indemnified Person (“Indemnity Claim Notice”). For Indemnity Claims with respect to which the threshold limitations in Section 8.7 apply, an Indemnity Claim shall be deemed to have been made (subject to the other provisions of Section 8.7) upon the indemnified Person’s providing an initial Indemnity Claim Notice to the indemnifying Party stating that the Claim underlying the Indemnity Claim could reasonably be expected in good faith to exceed the applicable threshold amount. The indemnified Person shall, to the extent practicable, give an Indemnity Claim Notice within such time as shall allow the indemnifying Party a reasonable period in which to evaluate and timely respond to any underlying Third Party Claim; provided, however, that (a) failure to do so shall not affect an indemnified Person’s rights hereunder except for, and only to the extent of, any incremental costs incurred by the indemnified Person with respect to the Indemnity Claim resulting from the failure to give notice; (b) the foregoing shall not extend the time periods set forth in Section 8.7 (if applicable to the Claim), but if an Indemnity Claim Notice is given to an indemnifying Party within the applicable time period (if any) with respect to such Claim set forth in Section 8.7, such Indemnity Claim Notice shall be effective, subject to the other provisions of Article VIII, as to costs and expenses incurred or suffered after the expiration of any such time period, with respect to the matter generally described in such Indemnity Claim Notice; and (c), without extending the time periods set forth in Section 8.7, the indemnified Person shall not be required to provide an Indemnity Claim Notice unless and until such Person believes that the Claim underlying the Indemnity Claim could reasonably be expected in good faith to exceed the applicable threshold (if any) set forth in Section 8.7.

8.9 Defense of Third Party Claims. Upon receipt of an Indemnity Claim Notice involving a Third Party for which an indemnifying Party believes it may have an obligation of indemnity under this Agreement, the indemnifying Party shall, if it so elects in accordance with this Section 8.9 (without prejudice to its right to contest its obligation of indemnity under this Agreement), assume the defense of the Third Party Claim with counsel selected by the indemnifying Party and reasonably satisfactory to the indemnified Person as provided hereinbelow. The indemnified Person shall cooperate in all reasonable respects; provided, however, it shall not be obligated to incur any out-of-pocket cost or expense in such defense. If any Third Party Claim involves a fact pattern wherein each Party may have an obligation to indemnify the other Party, each Party may assume the defense of and hire counsel for that portion of the Third Party Claim for which it may have an obligation of indemnity. In all instances, the indemnified Person may employ separate counsel and participate in the defense of any Third Party Claim; provided, however, if the indemnifying Party has assumed the defense of a Third Party Claim pursuant to this Section 8.9 and has agreed to indemnify the indemnified Person, the fees and expenses of counsel employed by the indemnified Person shall be borne solely by the indemnified Person. If (a) the underlying Third Party Claim meets any applicable per-Claim threshold, (b) the underlying Third Party Claim plus all previously asserted underlying Claims that meet any applicable per-Claim threshold have exceeded the Indemnity Deductible Amount, if applicable in the circumstances, and (c) the indemnifying Party elects, by written notice, to undertake the defense of the Third Party Claim within thirty (30) Days after receipt of the Indemnity Claim Notice, then, subject to the limitations on indemnity contained in this Agreement, (i) the indemnifying Party shall defend the indemnified Person against such Third Party Claim, (ii) the indemnifying Party shall pay any judgment entered or settlement with respect to such Third Party Claim, (iii) the indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim that (A) does not include a provision whereby the plaintiff or claimant in the matter releases the indemnified Person from all liability with respect to such Third Party Claim and (B) would restrict such indemnified Person’s ability to conduct its business, and (iv) the indemnified Person shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the indemnifying Party’s prior written consent, not to be unreasonably withheld, conditioned or delayed. If the indemnifying Party has not elected to undertake the defense of a Third Party Claim, or if the indemnifying Party assumes the defense of a Third Party Claim pursuant to this Section 8.9 but fails to diligently prosecute or settle the Third Party Claim, then the indemnified Person shall have the right to defend, at the sole cost and expense of the indemnifying Party (to the extent the indemnified Person is entitled to indemnification hereunder), the Third Party Claim by all appropriate proceedings. In such instances, the indemnified Person shall have full control of such defense and proceedings; provided that the indemnified Person shall not settle such Third Party Claim without the written consent of the indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if the indemnifying Party fails to notify the indemnified Person in writing as to whether or not it consents to such proposed settlement within the shorter of (i) fifteen (15) Days following its receipt of notice of such proposed settlement from the indemnified Person and (ii) the offer period under such proposed settlement (but in no event less than five (5) Business Days following its receipt of notice of such proposed settlement), then such consent shall be deemed given. Any notification by such indemnifying Party that it is withholding its consent to any proposed settlement shall provide a reasonably detailed explanation of the reasons for withholding its consent. The indemnifying Party may participate in, but not control, any defense or settlement controlled by an indemnified Person pursuant to this Section 8.9, and the indemnifying Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the other provisions of this Section 8.9, if the indemnifying Party disputes its potential liability to the indemnified Person under this Section 8.9 and if such dispute is resolved in favor of the indemnifying Party, the indemnifying Party shall not be required to bear any costs and expenses of the Third Party Claim or the indemnified Person’s defense pursuant to this Section 8.9 and, to the extent incurred by the indemnifying Party, such costs and expenses shall be promptly reimbursed by the indemnified Party.

8.10 Cooperation and Mitigation. If requested by the indemnifying Party, the indemnified Person agrees to cooperate with the indemnifying Party and its counsel in contesting any Third Party Claim which the indemnifying Party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person; provided that the indemnifying Party shall reimburse the indemnified Person for any reasonable expenses incurred by it in so cooperating at the request of the indemnifying Party. The indemnified Party has a duty to mitigate any Claims to which a right of indemnity applies under this Agreement. The amount of any Claims hereunder shall be reduced by the reduction in the Tax liability actually recognized by the indemnified Party in the taxable year in which such Claim is incurred to the extent such reduction is attributable to any deduction, loss, credit, Tax basis or other Tax item resulting from or arising out of such Claim.

8.11 Right to Participate. The indemnified Person agrees to afford the indemnifying Party and its counsel the opportunity, at the indemnifying Party’s expense, to be present at, and to participate in, conferences with all Persons asserting any Third Party Claim against the indemnified Person and conferences with representatives of or counsel for such Persons.

8.12 Waiver of Certain Damages. Each Party irrevocably waives and agrees not to seek Consequential Damages of any kind in connection with any dispute arising out of or related to this Agreement (including the breach thereof) or the transactions contemplated hereby except to the extent such damages are expressly permitted by the Confidentiality Agreement, and, in such case, only with regard to a breach of the Confidentiality Agreement. For the avoidance of doubt, this Section 8.12 does not diminish or otherwise affect the Parties’ rights and obligations to be indemnified against, and provide indemnity for Consequential Damages awarded to any Third Party or Seller’s right to receive liquidated damages, including the Performance Deposit, pursuant to the terms of Section 17.2.

8.13 No Duplication of Remedies. In no event shall either Party be entitled to duplicate compensation with respect to any Claim or any breach of representation, warranty or agreement herein asserted under the terms of this Agreement, including any adjustment to the Purchase Price pursuant to Section 2.3, even though such Claim or breach may be addressed by more than one provision of this Agreement. Payments for Claims under this Article VIII shall not affect the allocation of such expenses or revenues between the Parties, and the allocation of such expenses and revenues between the Parties shall not affect payments for Claims under this Article VIII. For the avoidance of doubt, any Claims for indemnification under this Agreement are limited to the portion of any Claim properly attributable to Seller’s ownership interest in the Property giving rise to such a Claim.

8.14 Survival. The representations and warranties of the Parties in Article X and Article XI, other than the Fundamental Representations, and the covenants to be performed by the Parties prior to the Closing shall survive for twelve (12) months following the Closing Date. The indemnification obligations set forth in Section 8.2 and Section 8.4 shall terminate as of the termination dates set forth in Section 8.7 or, if no termination date is set forth in that Section, then as of the termination date of each representation, warranty, covenant or provision that is subject to indemnification thereunder, except in each case as to matters for which a specific notice of Claim properly asserted within the applicable time period for such Claim has been delivered to the indemnifying Party on or before such termination date. Purchaser will not be released from any of the obligations and liabilities of Purchaser under this Agreement upon any transfer or assignment of any Property. Fundamental Representations and indemnities and other covenants and provisions in this Agreement for which no survival period or termination date is expressly stated herein will survive the Closing without time limit.

8.15 Exclusive Remedy. Except for remedies that cannot be waived as a matter of Law and absent fraud, if Closing occurs, the indemnities set forth in this Agreement shall be the exclusive remedy for breach of any representation, warranty or covenant to be performed prior to the Closing set forth in this Agreement; provided, however, nothing in this Section 8.15 shall be deemed to affect any Person’s right to equitable relief (including specific performance in a court of law) for breach of a covenant set forth in this Agreement. Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained in this Agreement shall give rise to any right on the part of Purchaser, after Closing, to rescind this Agreement or any of the transactions contemplated hereby. For purposes of this Agreement, the term “fraud” shall mean intentional deceit involving a material fact and, for the avoidance of doubt, does not include negligent misrepresentation or omission.

8.16 Tax Treatment of Indemnity Payments and Purchase Price Adjustments. Purchaser and Seller agree to treat any adjustments to the Purchase Price or indemnity payment made pursuant to Articles III, IV, V, VI, VIII, XII and XIV, as applicable, as an adjustment to the Purchase Price, for all Tax purposes unless otherwise required by Law.

ARTICLE IX

SPECIAL WARRANTY OF TITLE AND DISCLAIMERS

9.1 Special Warranty of Title. If Closing occurs, then pursuant to the Assignment and Bill of Sale, Seller shall warrant title to the Properties unto Purchaser and its successors and assigns against every Person whomsoever claiming title to such Properties, or any part thereof by, through or under Seller and its Affiliates, but not otherwise, subject to the Permitted Encumbrances (the “Special Warranty”).

9.2 Disclaimer – Representations and Warranties. Purchaser acknowledges and agrees that, except as otherwise expressly provided in this Agreement or the Operative Documents (including pursuant to Article X), (a) the Properties shall be assigned and conveyed from Seller to Purchaser without warranty, express, statutory, implied or otherwise, (b) Seller makes no representation or warranty, express, statutory, implied or otherwise, with respect to the Properties, and (c) the Properties shall be assigned and conveyed to Purchaser “AS-IS, WHERE-IS”, with all faults and defects in their present condition and state of repair, without recourse, even for the return of the Purchase Price. The Properties have been used for oil and gas exploration operations and/or transportation and physical changes in the Properties and in the lands burdened thereby may have occurred as a result of such uses. The Properties may include buried pipelines and other equipment, the locations of which may not be readily apparent by a physical inspection of the Properties or the lands burdened thereby. Except as otherwise expressly provided in this Agreement or the Operative Documents (including pursuant to Article X), Seller hereby expressly disclaims any and all representations and warranties with respect to the Properties, express, statutory, implied or otherwise, including any representation and warranty as to (i) title, the Purchaser purchasing at its own peril and risk, and, to the extent Louisiana Law is applicable, the Seller’s obligation to return the purchase price under Louisiana Civil Code article 2503 being expressly excluded, (ii) compliance with Laws, (iii) existence of any and all prospects or recompletion opportunities, (iv) geographic, geologic, geophysical or physical characteristics, (v) capacity of any pipelines or gathering systems, (vi) existence, quality, quantity or recoverability of Hydrocarbons and other substances, (vii) ability to produce, including production or decline rates, (viii) costs, expenses, revenues, receipts, prices, accounts receivable or accounts payable, (ix) contractual, economic or financial information and data, (x) financial viability, including present or future value or anticipated income or profits, (xi) status or condition of facilities, (xii) environmental or physical condition (surface and subsurface), (xiii) federal, state or local Income Tax or other Tax consequences, (xiv) absence of patent or latent defects, (xv) safety, (xvi) state of repair, (xvii) merchantability, (xviii) fitness for a particular purpose or for any purpose, (xix) conformity to models or samples of materials and (xx) any information provided in the Due Diligence Materials; and subject to Purchaser’s rights under this Agreement and the Operative Documents, Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims they may have against Seller Group associated with the same.

9.3 Disclaimer – Statements and Information. Seller expressly disclaims any and all liability and responsibility, except as otherwise expressly provided in this Agreement or the Operative Documents (including pursuant to Article X), for and associated with the quality, accuracy, completeness or materiality of the information, data and materials shown to or furnished (electronically, orally, by video, in writing or any other medium, by compact disc, in the Data Room or otherwise) at any time to Purchaser Group before or after the Signing Date in connection with the Properties or the transactions contemplated by this Agreement; and Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims it and they may have against Seller Group associated with the same.

ARTICLE X

SELLER’S REPRESENTATIONS AND WARRANTIES

10.1 Seller’s Representations and Warranties. Seller represents and warrants to Purchaser the following as of the Signing Date and as of the Closing Date:

(a) Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own the Properties. Seller is duly licensed or qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the Properties are located. Seller is qualified under Law to own and operate the Properties, and in particular, Seller is qualified pursuant to the rules and regulations of the BOEM and BSEE to own and operate federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all Governmental Authorities with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Seller is required by such authorities to so qualify and maintain good standing.

(b) Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Operative Documents to which any Person constituting Seller is a party, to consummate the transactions contemplated by and to perform all of Seller’s obligations under this Agreement and the Operative Documents to which any Party constituting Seller is a party. The execution and delivery of this Agreement and each Operative Document to which any Party constituting Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action on the part of Seller, and no other proceeding on the part of Seller is necessary to authorize this Agreement or any of the Operative Documents to which any Party constituting Seller is a party. This Agreement constitutes, and the Operative Documents to which any Party constituting Seller is a party, when executed and delivered by Seller and the other parties thereto, will constitute, the valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No Violation/Consents.

(i) Except as required in connection with any filing under the HSR Act pursuant to Article XIII and for Customary Post-Closing Consents, Schedule 10.1(c) sets forth all Consents.

(ii) Seller’s execution and delivery of this Agreement and the Operative Documents to which any Person constituting Seller is a party, and the consummation of the transactions contemplated by this Agreement or such Operative Documents by Seller will not, except (w) for the Consents listed on Schedule 10.1(c), (x) as required in connection with any filing under the HSR Act pursuant to Article XIII, (y) for Customary Post-Closing Consents and (z) such Consents as would not reasonably be expected to be material: (A) conflict with or require the consent of any Person under any of the terms, conditions or provisions of Seller’s Charter Documents; (B) violate (1) any provision of, or require any filing, consent or approval under any Laws applicable to Seller or (2) in any material respect, any agreement to which any party constituting Seller is a party or by which any Property is bound; or (3) result in the creation or imposition of any lien or encumbrance upon one or more of the Properties other than Permitted Encumbrances.

(d) Litigation/Claims. Schedule 10.1(d) sets forth all litigation or arbitral proceedings pending or, to Seller’s Knowledge, threatened in writing against Seller or its Affiliates relating to the ownership or operation of the Properties. There is no litigation or arbitral proceeding pending or, to the Seller’s Knowledge, threatened in writing against Seller that would prevent the consummation of the transactions contemplated by this Agreement. Seller has not received, to Seller’s Knowledge, any written notice of any Claim for breach of contract, tort, or violation of Law with respect to Seller’s ownership or operation of any Property.

(e) Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending or, to Seller’s Knowledge, threatened against Seller.

(f) Foreign Person. Neither Seller nor the DWP is a “foreign person” within the meaning of Section 1445 of the Code, nor an entity disregarded as separate from any other Person within the meaning of Treasury Regulation Section 301.7701-3(a).

(g) Taxes. Each representation and warranty contained in this Section 10.1(g) is (i) subject to the exceptions set forth in Schedule 10.1(g), and (ii) made only to the extent an inaccuracy of such representation or warranty would result in a lien on any of the Properties, a Tax liability of Purchaser or otherwise adversely affect the Purchaser. Seller has timely filed or caused to be timely filed all material Tax Returns required to be filed by Seller under applicable Law with respect to the Properties due on or prior to the Closing Date. All such Tax Returns are complete and accurate in all material respects. Seller has timely paid or caused to be timely paid all material Taxes shown as due and payable on such Tax Returns or otherwise applicable to the ownership or operation of the Properties within the prescribed period or any extensions thereof. No claim has ever been made in writing by an authority in a jurisdiction in which Seller does not file Tax Returns that Seller is or may be subject to tax in that jurisdiction with respect to the Properties. There are no pending or, to Seller’s Knowledge, threatened audits, investigations, disputes, notices of deficiency, claims or other actions for or relating to any liability for Taxes of Seller with respect to the Properties. Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency with respect to the Properties. The Properties are not subject to any Encumbrance for Taxes other than Permitted Encumbrances. Seller is not a party to or bound by any Tax allocation or Tax sharing or indemnification agreement with respect to the Properties. Other than Permitted Encumbrances, there are no liabilities for Taxes of Seller that are delinquent that could result in liability to Purchaser as a transferee or successor or otherwise attach to the Properties. Purchaser will not be held liable for any unpaid Taxes of Seller with respect to the Properties that are or have become due on or prior to the Closing Date as a successor or transferee, by statute, contract or otherwise, as a result of the transfer of the Properties pursuant to this Agreement. Any of the Properties that are deemed by agreement or applicable Law to be held in a Tax partnership for U.S. federal Tax purposes are set forth on Schedule 10.1(g); with the exception of the DWP, each such partnership has made (or will make) a valid election under Section 754 of the Code that is (or will be) in effect for the taxable year in which the Closing occurs and that will apply with respect to such portions of the Properties being sold and transferred pursuant to this Agreement.

(h) Material Contracts. Schedule 10.1(h), together with Exhibit A-1, Exhibit A-2, Exhibit A-3 and Exhibit A-4, insofar as such Schedule and Exhibits describe Contracts, set forth all Contracts of the type described below included in or burdening the Properties (except AFEs issued by an operator of any Property) (collectively, the “Material Contracts”):

(i) any Hydrocarbons sales or purchase agreement, supply agreement, marketing agreement, exchange agreement, gathering agreement, compression agreement, processing agreement, transportation agreement or similar agreement or arrangement that is not terminable without penalty on thirty (30) Days notice or less;

(ii) any Contract with any Affiliate of Seller not cancellable with thirty (30) Days notice;

(iii) any unit agreement or operating agreement applicable to the Properties;

(iv) any farm-out, farm-in, participation, joint venture, partnership or similar agreement (other than tax partnership agreements);

(v) any other Contract (other than operating or similar agreements governing the Properties) which (A) involves any future aggregate payments or obligations in excess of Two Million Dollars ($2,000,000) during the current or any subsequent fiscal year, net to Seller’s interest in the Property(ies) to which any such Contract relates, (B) involves any future aggregate payments or obligations in excess of

Ten Million Dollars ($10,000,000) in the aggregate over the term of such Contract, net to Seller’s interest in the Property(ies) to which any such Contract relates or (C) is otherwise material to the ownership or operations of any of the Properties;

(vi) any Contract that is an indenture, mortgage, loan, credit or sale-leaseback, guaranty of any obligation, bonds, letters of credit or similar financial Contract;

(vii) any Contract that constitutes a non-competition agreement or any agreement that purports to restrict, limit or prohibit the manner in which, or the locations in which, Seller conducts business, including area of mutual interest Contracts;

(viii) any Contract that contains a call on production;

(ix) any Contract where the primary purpose thereof was to indemnify another Person; and

(x) any executory Contract that constitutes a pending purchase and sale agreement or other Contract providing for the purchase, sale or earning of any Property.

The Material Contracts are in full force and effect in accordance with their respective terms and there exist no material defaults by Seller or, to Seller’s Knowledge, by a Third Party in the performance of any material obligation thereunder and, to Seller’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute any material default under any such Material Contract. Prior to the execution of this Agreement, Seller has made available to Purchaser true and complete copies of each Material Contract and all amendments thereto. To Seller’s Knowledge and to the extent material, Seller has not received or given any unresolved written notice of default, amendment, waiver, price redetermination, market out, curtailment or termination with respect to any Material Contract. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, Seller shall not be required to list on Schedule 10.1(h), and the terms “Contracts” and “Material Contracts” as used in this Section 10.1(h) do not include, any AFEs issued by an operator of any of the Properties. This Section 10.1(h) does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Sections 5.2, 8.4 and 10.1(k).

(i) Broker. Neither Seller nor any of its Affiliates has retained or employed any broker, finder or similar agent, or otherwise taken any action in connection with the negotiations relating to this Agreement and the transactions contemplated hereby in a manner so as to give rise to any Claims against Purchaser or its Affiliates for any brokerage commission, finder’s fee or other similar payment.

(j) No Violation of Law. Except as set forth on Schedule 10.1(j) (i) there is no uncured violation by Seller of any applicable Laws with respect to the ownership or Seller’s operation of the Properties, except where such violations, individually or in the aggregate, would not have a Material Adverse Effect and (ii) to Seller’s Knowledge, there is no uncured material violation by any other Person of any applicable Laws with respect to the ownership and operation of the Properties. This Section 10.1(j) does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Sections 5.2, 8.4 and 10.1(k).

(k) Environmental. Except as set forth in Schedule 10.1(k), with respect to the Properties, Seller has not entered into, or is not subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions, or other directives of any Governmental Authority, in existence as of the date of this Agreement based on any Environmental Laws that relate to the future use of any of the Properties and that require any Remediation or other change in the present conditions of any of the Properties. Except as set forth in Schedule 10.1(k), to Seller’s Knowledge, Seller has not received written notice from any Person of any release, disposal, event, condition, circumstance, activity, practice or incident concerning any land, facility, asset or property included in the Properties that: (i) interferes with or prevents compliance by Seller or the Properties with any Environmental Law or the terms of any permits, licenses, orders, approvals, variances, waivers, franchises, rights or other authorizations issued pursuant thereto; or (ii) gives rise to or results in any common law or other liability under applicable Environmental Laws of Seller to any Person which, in the case of either clause (i) or (ii) hereof, would have a Material Adverse Effect. To Seller’s Knowledge, all material reports and studies prepared by Third Parties and material written notices from environmental Governmental Authorities, in each case, specifically addressing environmental matters related to Seller’s ownership or operation of the Properties, which are in Seller’s or its Affiliates’ possession or control, have been or will be made available to Purchaser prior to Closing. Except as set forth on Schedule 10.1(k) and except for any matters that Purchaser has claimed as an Adverse Condition pursuant to Section 5.2, to Seller’s Knowledge, there are no material uncured violations of any applicable Environmental Laws with respect to the Properties and no material obligations to Remediate conditions upon the Properties under applicable Environmental Law (and no such obligation would arise as a result of notice or lapse of time or both).

(l) Preferential Rights. Except as set forth on Schedule 3.2, there are no preferential rights to purchase or similar rights that are applicable to the transfer of the Properties in connection with the transactions contemplated hereby (collectively, “Preferential Rights”).

(m) Payout Status. To Seller’s Knowledge, Schedule 10.1(m) contains a list of the status of any “payout” balance, as of the date set forth on such Schedule, for those Wells subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

(n) Current Commitments. Schedule 10.1(n) sets forth, as of the Signing Date, all authorities for expenditures or other current commitments (“AFEs”) relating to the Properties to drill or rework Wells or for other capital expenditures that, in each case (i) exceed Two Million Dollars ($2,000,000) and (ii) that will be binding upon Purchaser or the Properties after the Effective Time. Seller is not in breach of any of its obligations under any such AFE in any material respect.

(o) Suspended Funds.

(i) Schedule 10.1(o) lists all proceeds of production and associated penalties and interest in respect of any of the Properties that are payable to Third Parties and are being held in suspense by Seller as of the Signing Date (the “Suspense Funds”), a description of the source of such Suspense Funds and the reason they are being held in suspense, and, if known, the name or names of the Third Parties claiming such Suspense Funds or to whom such Suspense Funds may be owed; and

(ii) Seller is timely receiving, in all material respects, its share of proceeds from the sale of Hydrocarbons produced from the Properties without suspense, counterclaim or set-off.

(p) Advance Payments. Seller is not obligated by virtue of any take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements reflected with respect to the Net Revenue Interests for the Leases and Wells set forth in Exhibit A-1 or Exhibit A-2, as applicable, and gas balancing arrangements), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Properties at some future time without receiving payment therefor at or after the time of delivery.

(q) Decommissioning Obligations. Except as set forth on Schedule 10.1(q), Seller represents as follows with respect to the Properties for which Seller acts as operator:

(i) there are no Wells that constitute a part of the Properties (A) in respect of which Seller has received an order from any Governmental Authority requiring that such Wells be plugged and abandoned within eighteen (18) months after the Signing Date; or (B) that are neither in use for purposes of production or injection, nor suspended or temporarily abandoned in accordance with applicable Law, that, in each case, have not been plugged and abandoned in all material respects in accordance with applicable Law;

(ii) Seller has not received an order from any Governmental Authority requiring that any Decommissioning activities take place with respect to the Properties within eighteen (18) months after the Signing Date other than any such Decommissioning activities that have been completed in all material respects in accordance with applicable Law; and

(iii) To Seller’s Knowledge, all Decommissioning activities conducted with respect to the Properties have been performed in all material respects in accordance with all applicable Leases, the Material Contracts and all applicable Laws.

(r) Permits. Seller possesses all material permits, licenses, orders, approvals, variances, waivers, franchises, rights, and other authorizations, required to be obtained from any Governmental Authority for conducting its business with respect to the Properties as presently conducted and there are no material uncured violations of the terms and provisions of such authorizations. To Seller’s Knowledge, any Third Parties which operate any of the Properties possess all material permits, licenses, orders, approvals, variances, waivers, franchises rights, and other authorizations, required to be obtained from any Governmental Authority for conducting their business with respect to the Properties and there are no material uncured violations of the terms and provisions of such authorizations. With respect to each such permit, Seller has not received, to Seller’s Knowledge, written notice from any Governmental Authority of any violations of such permits that remains uncured. This Section 10.1(r) does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Sections 5.2, 8.4 and 10.1(k).

(s) Material Adverse Effect. Except as set forth in Schedule 10.1(s), since the Signing Date, there has been no: (i) Casualty Loss in excess of Five Million Dollars ($5,000,000) net to Seller’s interest in the Properties; or (ii) Material Adverse Effect.

(t) Hedge Contracts. There are no swap, forward, future or derivative transaction or option or similar Contract (whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions) associated or burdening the Properties.

(u) Employees. Neither Seller nor any of its Affiliates is, with respect to any Employee, party to any collective bargaining, trade union, works council or similar agreement concerning wages, hours, working conditions or the representation of employees and no Employee is subject to or covered by any such agreement. Neither any Seller nor any of its Affiliates has recognized any trade union or other employee representative body and neither Seller nor any of its Affiliates has experienced any attempt by organized labor to cause Seller or any of its Affiliates to comply with or conform to demands of organized labor with respect to the Employees. During the past three (3) years with respect to the Employees, Seller and its Affiliates have not engaged in any unfair labor practice and there has not been any material employment-related grievance or labor dispute with respect to any Employee and, to the Knowledge of the Seller, no such grievances or disputes are threatened.

(v) Employee Benefit Plans. Each material Seller Plan is listed on Schedule 10.1(v). With respect to each material Seller Plan, Seller has made available to Purchaser via Seller’s public access benefits website various information concerning the Seller Plans. Except as could not reasonably be expected to result in any liability, cost or expense of Purchaser and its Affiliates in respect of the Transferred Employees or otherwise (i) each Seller Plan has been maintained and operated in compliance in all material respects with applicable Law and (ii) no litigation, regulatory proceedings or asserted Claims exist with respect to any Seller Plan. No circumstances exist that could reasonably be expected to result in any Liability of Purchaser or any of its Affiliates under Title IV of ERISA with respect to any Seller Plan. No Seller Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. No Seller Plan is a “nonqualified deferred compensation plan” that is subject to the requirements of Section 409A of the Code. No Employee has any contractual right or promise whether written or oral to participation in or continued participation in a defined benefit pension plan.

(w) Operation of the Properties.

(i) The Properties for which Seller serves as operator, and to Seller’s Knowledge the Properties for which Seller does not serve as operator, have been operated in accordance with good oilfield practices as such are generally practiced with respect to assets similar to the Properties except as would not have a Material Adverse Effect.

(ii) Other than the Excluded Properties, the Properties constitute all of the assets owned by Seller which were reflected in the financial information provided to Purchaser in the Data Room.

(x) Royalties. Except for the Suspense Funds, Seller has paid in all material respects all royalties, overriding royalties and other burdens on production due by Seller with respect to the Properties from the Effective Time through the Closing Date.

ARTICLE XI

PURCHASER’S REPRESENTATIONS AND WARRANTIES

11.1 Purchaser’s Representations and Warranties. Purchaser represents and warrants to Seller the following as of the Signing Date and as of the Closing Date:

(a) Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own the Properties. Purchaser is qualified under Law to own and operate the Properties and in particular, Purchaser is qualified pursuant to the rules and regulations of the BOEM and BSEE to own and operate federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all Governmental Authorities with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Purchaser is required by such authorities to so qualify and maintain good standing.

(b) Authorization. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party. The execution and delivery of this Agreement and each Operative Document to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action on the part of Purchaser, and no other proceeding on the part of Purchaser is necessary to authorize this Agreement or any of the Operative Documents to which Purchaser is a party. This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Purchaser and the other parties thereto, will constitute, the valid and binding obligation of Purchaser, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No Violation. Purchaser’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation of the transactions contemplated by this Agreement and the Operative Documents by it will not, except (x) for consents, approvals and waivers listed on Schedule 11.1(c), (y) as required in connection with any filing under the HSR Act pursuant to Article XIII and (z) for Customary Post-Closing Consents:

(i) conflict with or require the consent of any Person under any of the terms, conditions or provisions of Purchaser’s Charter Documents; or

(ii) violate (A) any provision of, or require any filing, consent or approval under any Laws applicable to Purchaser or (B) in any material respect, any agreement to which Purchaser is a party.

(d) Litigation. There is no litigation or arbitral proceeding pending or, to Purchaser’s Knowledge, threatened in writing against Purchaser that would prevent the consummation of the transactions contemplated by this Agreement.

(e) Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser.

(f) SEC Disclosure. Purchaser is acquiring the Properties for its own account for use in its trade or business, and not with a view to or for any sale or distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or other applicable securities Laws.

(g) Independent Evaluation. Purchaser is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties, platforms and related facilities similar to the Properties. In making its decision to enter into this Agreement and to consummate the transactions contemplated herein, Purchaser (i) has relied or will rely solely on its review of the Due Diligence Materials, the express representations and warranties of Seller contained in this Agreement and the other Operative Documents, and its own independent investigation and evaluation of the Properties and the advice of its engineers, contractors, geological and geophysical advisors, lawyers, accountants and other professional advisors and not on any comments, statements, reports, projections or other documents or materials provided by or for Seller or its Affiliates or agents, whether before or after execution of this Agreement and (ii) subject to Seller’s compliance with Section 5.1, has satisfied or will satisfy itself as to the environmental, physical and other condition of, and contractual arrangements affecting, the Properties.

(h) Financial Capability. Purchaser has, and will have on the Closing Date, sufficient financial resources available to it to permit Purchaser to pay the Purchase Price on the Closing Date, to timely pay and perform all of its other obligations under this Agreement and the Operative Documents, and to obtain any required Permits, waivers or consents to assignment and bonds or other surety and credit support as may be required by any Governmental Authority in connection with the consummation of the transactions contemplated hereby. Purchaser has no reason to believe that any conditions to its receipt of such funds will not be timely satisfied. Availability of funding and financing is not a condition to Purchaser’s obligation to consummate the transactions contemplated by this Agreement.

(i) Certain Activities. In connection with this Agreement and the Operative Documents, Purchaser has conducted and will conduct its business in compliance with all applicable anti-corruption and anti-money laundering Laws, and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance therewith.

(j) No Broker. Neither Purchaser nor any of its Affiliates has retained or employed any broker, finder, or similar agent, or otherwise taken any action in connection with the negotiations relating to this Agreement and the transactions contemplated hereby in a manner so as to give rise to any Claims against Seller or its Affiliates for any brokerage commission, finder’s fee or other similar payment.

(k) Regulatory. Purchaser is now, or as of Closing shall be, qualified to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions (including the federal and state waters in the Gulf of Mexico) where the Properties are located, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner or operator. To the extent required by any Laws, Purchaser currently has, or as needed after Closing will have those lease bonds, area-wide bonds, any other surety bonds or other financial security devices as may be required by, and in accordance with, all Laws governing the ownership and operation of such leases.

ARTICLE XII

ADDITIONAL COVENANTS

12.1 Subsequent Operations. Seller makes no representations or warranties to Purchaser as to transferability, assignability or succession to operatorship by Purchaser of any of the Properties, including any of the Seller-operated Properties. Purchaser acknowledges that the rights and obligations associated with operatorship of the Properties are governed by operating and similar agreements covering the operatorship of such Properties and will be decided in accordance with the terms of such agreements. For a period of up to thirty (30) Days after the Closing, Seller agrees to use its Commercially Reasonable Efforts to prepare BOEM designation of operator forms to have Purchaser named as the operator of those Properties Seller operates as of the Signing Date.

12.2 Purchaser’s Assumption of Obligations. Other than the Seller Retained Liabilities and without limiting Purchaser’s rights to be indemnified in accordance with Sections 8.2, 8.4 or 8.6, Purchaser expressly acknowledges that Purchaser is responsible for, and shall have no recourse against Seller or Seller Group for, the debts, liabilities, commitments, duties and obligations arising under, related to, or in connection with the ownership, operation or use of the Properties acquired by it hereunder. If Closing occurs, from and after the Effective Time, other than the Seller Retained Liabilities and without limiting or affecting Purchaser’s rights to be indemnified in accordance with Sections 8.2, 8.4 or 8.6, Purchaser expressly assumes, and shall be obligated to timely perform and discharge in compliance with all applicable Laws and in accordance with their respective terms, as and when they become due and payable, or are required to be performed, all liabilities and obligations of Seller Group and their respective successors and assigns, direct or indirect, known or unknown, absolute or contingent, arising before or after the Effective Time which arise under, relate to or are in connection with or associated with the Properties acquired by it hereunder, including all liabilities and obligations with respect to Imbalances, Suspense Funds, Decommissioning, Asbestos and Related Liabilities, Process Safety Management, Environmental Claims, Non-Environmental Claims and all other Claims for which Seller is not responsible under this Agreement (collectively, the “Assumed Obligations”).

12.3 Asbestos and NORM. The Properties may currently or have in the past contained asbestos and NORM, and special procedures associated with assessment, remediation, removal, transportation or disposal of asbestos and NORM may be necessary. Notwithstanding anything contained in any other provision of this Agreement but subject to Purchaser’s rights under Articles V and VIII, if Closing occurs:

(a) Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with assessment, remediation, removal, transportation and disposal of asbestos and NORM associated with the Properties, and may not claim the fact that assessment, remediation, removal, transportation or disposal of asbestos and NORM are not complete or that additional costs and expenses are required in connection with assessment, remediation, removal, transportation or disposal of asbestos and NORM as an Alleged Adverse Condition or a breach of Seller’s representations and warranties under this Agreement or the basis for any other redress against Seller, and Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims against Seller Group associated with the same; and

(b) Purchaser (on behalf of Purchaser Group and their successors and assigns) releases Seller Group from, and shall fully protect, defend, indemnify, and hold harmless Seller Group from and against, any and all Claims relating to, arising out of, or connected with, directly or indirectly, the assessment, remediation, removal, transportation and disposal of asbestos and NORM associated with the Properties, no matter whether arising before or after the Effective Time. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

12.4 Decommissioning. The Properties may contain assets, wells, gathering lines, pipelines and facilities that are currently not in service or have been shut in or temporarily or permanently abandoned. Notwithstanding anything contained in any other provision of this Agreement but subject to Purchaser’s rights under Articles V and VIII, if Closing occurs:

(a) Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Decommissioning of the Properties, and may not claim the fact that Decommissioning is not complete or that additional costs and expenses are required in connection with Decommissioning as an Alleged Adverse Condition or a breach of Seller’s representations and warranties under this Agreement or the basis for any other redress against Seller Group, and Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims against Seller Group associated with the same; and

(b) Purchaser (on behalf of Purchaser Group and their successors and assigns) releases Seller Group from, and shall fully protect, defend, indemnify, and hold harmless Seller Group from and against, any and all Claims relating to, arising out of, or connected with, Decommissioning of the Properties, no matter whether arising before or after the Effective Time. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

(c) To the extent that Purchaser Group (or its successors and assigns) discharges any Claim for Decommissioning of the Properties in favor of a Third Party, to the maximum extent permitted by Law, Purchaser (on behalf of Purchaser Group and their successors and assigns) waives all rights of legal subrogation to Third Party Claims asserted or held by that Third Party against Seller Group, arising from or related to the Decommissioning of the Properties.

12.5 Process Safety Management. Purchaser acknowledges that Process Safety Management is an ongoing process. Notwithstanding anything contained in any other provision of this Agreement but subject to Purchaser’s rights under Articles V and VIII if Closing occurs:

(a) Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Process Safety Management (including identification, evaluation and mitigation or prevention), and may not claim the fact that Process Safety Management is not complete or that additional costs and expenses will be required to comply with or complete Process Safety Management as an Alleged Adverse Condition or a breach of Seller’s representations or warranties under this Agreement or the basis for any other redress against Seller; and Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims against Seller Group associated with the same; and

(b) Purchaser (on behalf of Purchaser Group and their successors and assigns) releases Seller Group from, and shall fully protect, defend, indemnify and hold harmless Seller Group from and against, any and all Claims relating to, arising out of, or connected with, directly or indirectly, Process Safety Management associated with the Properties, no matter whether arising before, on or after the Effective Time. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

12.6 Imbalances.

(a) Purchaser acknowledges that Imbalances may exist that are associated with the Properties and, if Closing occurs, all Imbalances shall be assigned to and assumed by Purchaser as of the Effective Time, and Purchaser shall thereupon be entitled to all rights and shall bear all obligations with respect to any and all Imbalances, no matter when such Imbalances arose. Notwithstanding anything contained in any other provision of this Agreement but subject to Purchaser’s rights under Article VIII, if Closing occurs and except as provided in Section 12.6(b):

(i) Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Imbalances associated with the Properties, and Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims they may have against Seller Group associated with such Imbalances; and

(ii) Purchaser (on behalf of Purchaser Group and their successors and assigns) releases Seller Group from, and shall fully protect, defend, indemnify and hold harmless Seller Group from and against, any and all Claims relating to, arising out of, or connected with, directly or indirectly, Imbalances associated with the Properties, no matter whether arising before, on or after the Effective Time. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

(b) Notwithstanding Section 12.6(a), the Parties shall adjust the Purchase Price by the net value of the Imbalances attributable to the Properties as of the Effective Time set forth on Schedule 12.6 on the Closing Date (it being recognized that the volumes reflected on Schedule 12.6 on the Signing Date are not as of the Effective Time) in the Preliminary Settlement Statement, which shall be subject to further adjustment in the Final Settlement Statement pursuant to Section 6.6 and based upon subsections (i) and (ii) below. Each Party shall notify the other Party on or before one hundred twenty (120) Days after the Closing Date if it has Knowledge that any of the following adjustments with respect to Imbalances is applicable and such adjustments, if applicable, shall be made between the Parties in the Final Settlement Statement:

(i) If the net aggregate Imbalance attributable to the Properties as of the Effective Time varies from the net aggregate amount set forth in Schedule 12.6 to the detriment of Purchaser (as owner of such Property after Closing), then Seller shall pay Purchaser, by means of an adjustment in the Final Settlement Statement, for each MMBtu variance in excess of the amount set forth in Schedule 12.6 using the following pricing per MMBtu, as applicable: Diana Hoover - $5.25, Ram Powell - $4.34, Marlin Nile King - $1.99 and Holstein - $5.28.

(ii) If the net aggregate Imbalance attributable to the Properties as of the Effective Time varies from the net aggregate amount set forth in Schedule 12.6 to the benefit of Purchaser (as owner of such Property after Closing), then Purchaser shall pay Seller, by means of an adjustment in the Final Settlement Statement, for each MMBtu variance less than the amount set forth in Schedule 12.6 using the following pricing per MMBtu, as applicable: Diana Hoover - $5.25, Ram Powell - $4.34, Marlin Nile King - $1.99 and Holstein - $5.28.

Subject to this Section 12.6, each Party waives any other remedies with respect to Imbalances.

12.7 Suspense Funds. Purchaser acknowledges that the Suspense Funds exist as of the Effective Time. Seller shall transfer to Purchaser at Closing the Suspense Funds, and Purchaser shall be responsible for the Suspense Funds after Closing. In order to transfer custody of the Suspense Funds from Seller to Purchaser, the amount of the Suspense Funds as of the Closing Date will be reflected as an adjustment to the Purchase Price on the Preliminary Settlement Statement, subject to adjustment in the Final Settlement Statement. Notwithstanding anything contained in any other provision of this Agreement but subject to Purchaser’s rights under Articles VI and VIII if Closing occurs:

(a) Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with the Suspense Funds transferred to Purchaser, and Purchaser (on behalf of Purchaser Group and their successors and assigns) irrevocably waives any and all Claims they may have against Seller Group associated with the same; and

(b) Purchaser (on behalf of Purchaser Group and their successors and assigns) releases Seller Group from, and shall fully protect, defend, indemnify and hold harmless Seller Group from and against, any and all Claims relating to, arising out of, or connected with, directly or indirectly, the Suspense Funds that are transferred to Purchaser, no matter whether arising before, on or after the Effective Time. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

12.8 Technology and Confidential Data.

(a) Third Party-Owned Technology. Notwithstanding anything contained in any other provision of this Agreement, Seller shall have no obligation to license, assign, novate or otherwise transfer to Purchaser any Third Party-Owned Technology or Third Party License.

(i) If Seller, in its sole discretion, is amenable to licensing any Third Party License to Purchaser, Purchaser shall be solely responsible for (A) obtaining any necessary consents to Seller’s or the applicable Seller’s Affiliate’s issuance of a license for any such Third Party Licenses or other agreements, and (B) all costs associated with obtaining such consents and licenses.

(ii) Purchaser shall be solely responsible for purchasing, licensing or otherwise procuring for itself any Third Party-Owned Technology as may be needed to permit Purchaser to continue to utilize any Third Party-Owned Technology in connection with the Properties after Closing.

(iii) Purchaser shall be solely responsible for, and shall bear all costs of, any license or other fees required to obtain licenses or new agreements required for the post-Closing use of any Third Party-Owned Technology by Purchaser in connection with the Properties.

(b) Seller-Owned Technology.

(i) Purchaser and Seller shall execute and deliver, or cause their respective Affiliates to execute and deliver, the Seller-Owned Technology License on the Closing Date in connection with the non-exclusive license to be provided by Seller to Purchaser with respect to the BP Slug Control Software.

(ii) Except as otherwise provided in (i), Seller shall have no obligation to assign to Purchaser, or to grant a license to Purchaser to access or use, any Seller-Owned Technology.

(c) Seller Confidential Data. Prior to Closing, Seller shall use Commercially Reasonable Efforts to (i) delete or otherwise remove all of Seller’s confidential and proprietary data and information (including personal data of employees and former employees other than information required under Article XIV) and Seller-Owned Technology (in whatever form) that constitute Excluded Properties (collectively, “Seller Confidential Data”) from the Properties and any computers or other storage devices being assigned or otherwise transferred to Purchaser pursuant to this Agreement, and (ii) reformat the hard drives or memory disks associated with such computers or storage devices. Promptly following the Closing, Purchaser shall cause each of Seller’s employees hired by Purchaser to review his/her personal computer or other storage devices to identify and move all Seller Confidential Data to a specified directory on a Seller-owned server and Purchaser shall obtain for Seller from each such employee hired by Purchaser a signed statement in which such employee agrees that he/she (A) shall not use any Seller Confidential Data for any purpose whatsoever, (B) shall immediately return all Seller Confidential Data to Seller and (C) thereafter shall immediately delete any Seller Confidential Data subsequently found on any personal computer or other storage devices or elsewhere on the Properties.

12.9 Transition Services Agreement. Purchaser and Seller shall execute and deliver, or cause their respective Affiliates to execute and deliver, the Transition Services Agreement on the Closing Date in connection with transition services to be provided by Seller Group during the Transition Period.

12.10 Conduct of Business. Except (x) as expressly contemplated by this Agreement or consented to in writing by Purchaser, (y) for the operations covered by the AFEs described on Schedule 10.1(p), and (z) for emergency operations:

(a) Seller agrees that from the date of this Agreement until Closing, Seller shall:

(i) operate the Properties operated by Seller and use its Commercially Reasonable Efforts to cause the operation of the Properties not operated by Seller to be operated, in each case, in the usual, regular and ordinary manner consistent with past practice;

(ii) pay, in all material respects, all expenses incurred with respect to the Properties in the usual, regular and ordinary manner consistent with past practice;

(iii) maintain the books of account and records relating to the Properties in the usual, regular and ordinary manner, in accordance with the usual accounting practices of Seller;

(iv) comply in all material respects with all Laws which are applicable to the Properties;

(v) comply in all material respects with all of the material covenants and conditions contained in agreements relating to the Properties;

(vi) give written notice to Purchaser as soon as is practicable of any notice, to Seller’s Knowledge, received or given by Seller with respect to any alleged breach by Seller or any other Person of any Material Contract;

(vii) pay all material Taxes with respect to the Properties which become due and payable on or prior to the Closing (except such Taxes as Seller may be contesting in good faith and for which Purchaser is indemnified hereunder);

(viii) provide Purchaser with copies of all AFEs received or proposed with respect to the Properties;

(ix) to the extent permitted by applicable Law, advise and consult with Purchaser on all material matters relating to the Properties; and

(x) give prompt notice to Purchaser of (A) any Casualty Loss of which Seller has Knowledge, (B) any notice, to Seller’s Knowledge, received by Seller of any material claim asserting any tort or violation of Law or any material investigation, suit, action or litigation by or before a Governmental Authority, that (in each case) relates to the Properties; and (C) any emergency operation undertaken with respect to the Properties.

(b) Seller agrees that from the date of this Agreement until Closing, Seller will not:

(i) subject to the provisions of this Section 12.10(b)(i), except for (A) emergency operations related to events endangering or threatening to endanger lives, property or the environment, or (B) operations to avoid any penalty under any order of a Governmental Authority, propose or agree to participate in any operation with respect to the Properties anticipated to cost in excess of Two Million Dollars ($2,000,000) (net to Seller’s interest in the Properties) without the prior written consent of Purchaser; which consent of Purchaser shall be confirmed or denied within seven (7) Days of Purchaser’s receipt of the applicable AFE (and Purchaser’s failure to timely respond shall be deemed a grant of Purchaser’s consent);

(ii) enter into a Contract that if entered into on or prior to the date of this Agreement, would be required to be listed on Schedule 10.1(h);

(iii) terminate (unless such Material Contract terminates pursuant to its stated terms) or amend the terms of any Material Contract;

(iv) settle any suit or litigation or waive any material claims or rights of material value, in each case, attributable to the Properties and affecting the period after the Effective Time;

(v) make or change any Tax election or change any financial accounting or Tax methodology, amend and restate any Tax Return, enter into any closing agreement, settle or compromise any Tax claim or assessment or consent to any extension or waiver of the limitation period applicable to any claim or assessment, in each case, with respect to the Properties but only to the extent that the foregoing action would adversely affect Purchaser and Purchaser has not given its consent to take such action;

(vi) transfer, sell, mortgage, encumber, pledge or dispose of the Properties other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Properties or for which replacement equipment of equal or greater value has been obtained;

(vii) other than by consummating the transactions contemplated by this Agreement, voluntarily relinquish its position as operator with respect to any Property that Seller operated as of (A) the date of this Agreement, or (B) the Closing Date;

(viii) exercise or waive any preferential rights to purchase or similar rights related to the Properties;

(ix) except to the extent required by applicable Law or the existing terms of any Seller Plan: (A) increase the compensation or benefits payable or to become payable to any Employee who may become a Transferred Employee, other than in the ordinary course of business consistent with past practice or, to the extent discussed with and agreed by Purchaser, as part of the annual pay and bonus review, (B) grant any rights to severance or termination pay to, or enter into or amend any employment, severance or, change in control agreement with, any Employee who may become a Transferred Employee, (C) establish, adopt, enter into, amend or terminate any collective bargaining agreement, or (D) make any material change in the key management structure of the Properties;

(x) enter into a production handling agreement with Affiliates of ExxonMobil Corporation with respect to the Diana and Hoover Platform and related facilities without approval of Purchaser, which shall not be unreasonably withheld; or

(xi) commit to do any of the foregoing.

(c) Purchaser acknowledges Seller may own undivided interests in certain of the Properties of which it is not the operator, and Purchaser agrees that the acts or omissions of the other working interest owners (including the operators) who are not Seller or Affiliates of

Seller shall not constitute a breach of this Agreement, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Agreement. In addition, Seller shall not be deemed or held in breach of any of Seller’s representations, warranties, covenants or agreements contained in this Agreement to the extent that any such breach arises out of the actions of Purchaser or its Affiliates, or a Third Party or its Affiliates, as operator or owner of certain of the Properties.

12.11 Certain Contracts. Purchaser and Seller shall execute and deliver, or cause their respective Affiliates to execute and deliver, the following midstream Contracts (the “Midstream Contracts”) on the Closing Date, only if requested by Purchaser prior to Closing in the case of the contracts in Section 12.11(a) and 12.11(b):

(a) a Crude Oil Purchase and Sale Agreement in substantially the form of Exhibit O (the “Crude Oil Purchase Agreement”);

(b) a Natural Gas and NGL Purchase and Sale Agreement in substantially the form of Exhibit P (the “Natural Gas and NGL Purchase Agreement”);

(c) a Gas Processing Agreement in substantially the form of Exhibit Q (the “Gas Processing Agreement”); and

(d) a Letter of Attornment in substantially the form of Exhibit S (the “Attornment Letter”).

12.12 [intentionally omitted]

12.13 Notification of Breaches. Until the Closing:

(a) Each Party shall notify the other Party promptly after it obtains Knowledge that (i) any representation or warranty of such other Party contained in this Agreement is untrue in any material respect or can reasonably be expected to be untrue in any material respect as of the Closing Date or (ii) any covenant or agreement to be performed or observed by such other Party prior to or on the Closing Date has not been so timely performed or observed in any material respect.

(b) If any representation or warranty of either Party is untrue, or shall become untrue, in any material respect between the Signing Date and the Closing Date, or if any covenant to be performed or observed prior to or on the Closing Date by either Party shall not have been so performed or observed in any material respect, but if such breach of representation, warranty or covenant is (if curable) cured by the Closing or earlier termination of this Agreement at no cost to the non-breaching Party, then such breach shall be considered not to have occurred for all purposes of this Agreement.

12.14 Removal of Seller Marks. Purchaser agrees that, during the ninety (90) Days after the end of the Transition Period, Purchaser shall (a) remove, obliterate, cover or replace, as appropriate, all signs, billboards, containers, drums, advertisements or other media containing any service marks, trade names, trade dress or other indicia of origin of Seller or any other member of the Seller Group, including the words “BP,” “Amoco,” “Vastar,” “Atlantic Richfield Company,” or “Standard;” any items that include the words “BP,” “Amoco,” “Vastar,” “Atlantic Richfield Company,” or “Standard;” the Seller Group torch and oval design; the letters “BP;” any items that include the word “BP” or the BP shield or the BP Helios logo and/or variants thereof; the ARCO spark design logo and any variants thereof; and the letters “ARCO” located on or appurtenant to any portion of the Properties, including signs, billboards and advertisements or other media located at offices and facilities related to the Properties; and (ii) return to Seller or, at Purchaser’s option, destroy (and certify such destruction to Seller) all items and materials, including stationery, letterhead and purchase orders, located at or on the Properties that identify Properties of Seller or of any other member of Seller Group, or any of the Properties containing the above described marks. In addition, Purchaser agrees that, during the ninety (90) Days after the end of the Transition Period, Purchaser shall replace all signs located at or on the Properties that use the above-described marks or any mark confusingly similar thereto, identify Properties of Seller or of any other member of Seller Group, or identify Seller or any other member of Seller Group as the operator of such Properties.

12.15 Letters-in-Lieu. For those Properties subject to the Transition Services Agreement, Seller shall send the appropriate Letters-in-Lieu to request purchasers of production from the Properties to continue to remit the proceeds of such production, and to request co-owners of Properties on which Purchaser takes over operations to continue to remit cash calls and billings, to Seller during the term of the Transition Services Agreement.

12.16 Seller Standards.

(a) The Parties acknowledge that prior to Closing certain Excluded Properties comprising documents defining and describing the Seller’s standards, processes, procedures, practices and policies related to (a) Seller’s Operating Management System and related documentation and (b) Seller’s Engineering Technical Practices and related documentation (collectively, the “Seller Standards”) were used in connection with ownership or operation of the Properties.

(b) Notwithstanding the fact that Seller Standards are generally Excluded Properties, Seller hereby grants Purchaser a nonexclusive, paid-up, perpetual and irrevocable right and license to continue to use, and to copy (in hardcopy or electronic form), those Seller Standards which are used exclusively for the Properties and located on the premises of the Properties at Closing; provided that nothing herein shall be deemed to imply that Purchaser has any right or interest in or access to Systems used or created by Seller or its Affiliates in connection with the Seller Standards or any systems, practices, procedures or standards of a similar nature that may be applicable to other assets of Seller.

(c) The Seller Standards, and all portions thereof, shall be used solely for the purpose of operating the Properties, and shall not be used in connection with any other operations or business.

(d) Seller makes no representations or warranties, express or implied, and expressly disclaims any liability and responsibility for any use, interpretation or application by Purchaser of any Seller Standard at any time (including after the termination of the Agreement), or any advice, recommendations, consultations or opinions, in whatever form, provided to or acquired by the Purchaser at any time in connection with the Seller Standards (including from any of Seller’s or Seller’s Affiliates’ employees, agents or contractors).

(e) Seller Standards shall be deemed to be Seller confidential information subject to the terms and conditions of the Confidentiality Agreement on and after the Closing Date, and Purchaser hereby acknowledges its obligation to treat such information as confidential information of Seller in accordance with the terms of the Confidentiality Agreement.

(f) After Closing, Seller will have no obligation to provide any corrections, updates, improvements, or amendments to the Seller Standards or otherwise support the Seller Standards in any manner.

12.17 Third Party Seismic Data. Notwithstanding anything in this Agreement to the contrary, no member of Seller Group shall be obligated to issue any license covering Third Party Seismic Data at the Closing unless and until Purchaser has entered into a license agreement with the licensor of such seismic data and has received any necessary consents from the licensor to the transfer of such seismic data from Seller Group to Purchaser. In the event Seller is permitted to issue any such licenses, Purchaser is solely responsible for obtaining any necessary consents to Seller’s issuance of any licenses of Third Party Seismic Data or other agreements or for Purchaser to enter into new licenses or other agreements, in each case as may be needed to permit Purchaser to continue to utilize any Third Party Seismic Data covering the Properties after the Closing Date. Seller shall use its Commercially Reasonable Efforts to assist Purchaser in contacting the relevant Third Parties, but Purchaser shall be solely responsible for and shall bear all costs and license and other fees required to obtain issuance of any licenses or new licenses or other agreements under this Section 12.17 in connection with Third Party Seismic Data. If Purchaser is issued a license, enters a new agreement or otherwise obtains consent from a Third Party to utilize Third Party Seismic Data, Seller will license the Third Party Seismic Data, to the extent permitted by Seller’s applicable licenses from such Third Parties, to Purchaser pursuant to a Non-Exclusive Reprocessed Geophysical Data Use Agreement.

12.18 Replacement of Seller Guaranties. The Parties shall use their Commercially Reasonable Efforts to obtain, effective as of the Closing Date, the release of all Seller Guaranties and any obligations of Seller or its Affiliates related thereto, in form and substance satisfactory to Seller.

12.19 Fiber Optic Service Agreement. In connection with each of Horn Mountain Field, Holstein Field and Marlin Hub, Purchaser and Seller shall execute and deliver, or cause their respective Affiliates to execute and deliver, a Fiber Optic Service Agreement on the Closing Date in connection with the Fiber Optic Network, mutatis mutandis and without other modification from the form attached as Exhibit R.

12.20 Required Contracts. With respect to those certain Material Contracts subject to Consents listed on Schedule 12.20 (such Contracts, the “Required Contracts”), unless (a) the Consents related to the Required Contracts are obtained prior to the Closing or (b) Purchaser is able to enter into new contracts with the counterparties to such Required Contracts prior to the Closing on terms and conditions materially similar to those contained in the Required Contracts

(each, a “Replacement Contract”), the Parties will enter into a mutually agreeable “keep whole” agreement or other similar arrangement whereby Seller agrees to reasonably compensate Purchaser (on a net present value basis) for such excess adverse economic impact resulting from the additional cost of the applicable service, additional credit support obligations or the lack of the applicable service during the remaining current terms of such Required Contracts. Seller agrees to introduce Purchaser to the counterparties to such Required Contracts to facilitate the execution of Replacement Contracts if the Parties are not able to obtain a Consent to a Required Contract. The Parties recognize that certain of the Required Contracts are Excluded Properties and agree that such status as Excluded Properties shall not limit Seller’s obligations under this Section 12.20 with respect to such Required Contracts.

12.21 Purchaser Audits and Filings.

(a) From and after the date on which the Performance Deposit is received in full by Seller, Seller shall provide Purchaser with access (upon reasonable notice and during normal business hours) to (i) information reasonably requested by Purchaser from Seller’s operating and financial Records relating primarily to the Properties for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011, which were previously made available to Seller’s auditors for purposes of preparing BP Gulf of Mexico Region (“GOM Region”) annual audited and quarterly reviewed financial statements for those years with respect to the Properties, and (ii) information reasonably requested by Purchaser prior to Closing from GOM Region’s corresponding records for any completed fiscal quarter for the fiscal year to be ended December 31, 2012 and all four quarterly periods in the fiscal year ended December 31, 2011, including (in each case of (i) and (ii) above) Records reasonably requested with respect to oil and natural gas reserves and production and direct lease operating costs and capital costs with respect to each of the Properties and the gross revenues from each of the Properties and such other information relating to the Properties as Purchaser may reasonably request in order for Purchaser to prepare financial statements and/or other filings under applicable securities Laws for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 and such periods ended in 2012, in each case to the extent necessary to be included by Purchaser in any filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to or as a result of the transactions contemplated by this Agreement (the “SEC Basis Financial Statements”) (it being acknowledged that Seller shall not be required to prepare any pro formas and forward-looking statements). Seller shall cause Seller’s and Seller’s Affiliates’ personnel to reasonably cooperate with Purchaser in providing such access and to reasonably assist Purchaser in locating and interpreting such Records.

(b) Without limiting the generality of Section 12.21(a), from and after the date on which the Performance Deposit is received in full by Seller, Seller shall use its Commercially Reasonable Efforts to, and to cause its Affiliates to, cause their respective personnel to reasonably cooperate with Purchaser and the independent auditors chosen by Purchaser (“Purchaser’s Auditor”) in connection with the preparation of the SEC Basis Financial Statements. Such cooperation will include (i) reasonable access to Seller’s personnel who were responsible for preparing or maintaining the financial records and work papers and other supporting documents used in the preparation of the SEC Basis Financial Statements, (ii) Seller’s consent to Seller’s independent public accountants consulting on the preparation of the SEC Basis Financial Statements, provided that Purchaser provides to such independent public accountants customary indemnities, waivers and agreements with respect to such audit work papers and other files as Purchaser’s Auditor may request, and (iii) delivery of one or more customary representation letters from Seller to Purchaser’s Auditor that are reasonably required by Purchaser’s Auditor to perform the work necessary to prepare the SEC Basis Financial Statements, and to issue an opinion acceptable to the Securities and Exchange Commission with respect to the audit of the SEC Basis Financial Statements, it being recognized that such representation letters shall acknowledge Seller’s use of estimates and allocations in the preparation of the SEC Basis Financial Statements. Purchaser will reimburse Seller, within ten (10) Business Days after demand in writing therefor, for any reasonable out-of-pocket costs incurred by Seller or its Affiliates in complying with the provisions of this Section 12.21(b). Notwithstanding the foregoing, nothing herein shall expand Seller’s representations, warranties, covenants or agreements set forth in this Agreement or give Purchaser, its Affiliates or any Third Party any rights to which it is not entitled hereunder.

(c) Seller acknowledges and agrees that it shall use its Commercially Reasonable Efforts to allow such access to Records and personnel such that Purchaser and Purchaser’s Auditor, acting diligently, can complete the activities contemplated in Section 12.21(a) and Section 12.21(b) within an expeditious period after the Closing Date.

(d) The cost incurred by Seller and its Affiliates in providing the financial Records (including fees of accountants and contractors) to Purchaser and assisting Purchaser as provided in this Section 12.21 shall be borne by Purchaser. Notwithstanding the foregoing, nothing herein shall expand Seller’s representations, warranties, covenants or agreements set forth in this Agreement or give Purchaser, its Affiliates or any Third Party any rights to which it is not entitled hereunder. Purchaser releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all claims, liabilities, losses or damages (including costs of investigation and attorneys’ and experts’ fees and expenses) relating to, arising out of, or connected with, directly or indirectly, the preparation or furnishing of any such records to Purchaser, any actions, representations or certifications of Seller’s and its Affiliates’ personnel or auditors with respect to the information contained in such Records, or Purchaser’s use of the information contained in such Records, or the inclusion of such financial Records in any debt or equity offering documents or related materials. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

12.22 Rights of Non-Exclusive Use. At and after the Closing, Purchaser shall, to the extent it has the authority to do so, and to the extent it does not unreasonably interfere with Purchaser’s operations, grant to Seller (and, if requested by Seller, to its Affiliates and/or its or their respective contractors and/or successors and assigns), from time to time, as requested by Seller a non-exclusive cost-free right-of-way, servitude and/or surface use or other right on, over, under and through the Properties as reasonably appropriate or convenient to allow Seller Group and their successors and assigns to fulfill Seller’s retained obligations under this Agreement, in each case, to correct Adverse Conditions or to repair or restore any Properties affected by a Casualty Loss. Seller (on behalf of Seller Group and their successors and assigns) releases Purchaser Group from, and shall fully protect, defend, indemnify, and hold harmless

Purchaser Group from and against, any and all Claims relating to, arising out of, or connected with, directly or indirectly, the Seller Group’s use of any such right-of-way, servitude and/or surface use right on, over, under or through the Properties. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Purchaser Group, or any pre-existing defect.

ARTICLE XIII

HSR ACT; FCC FILINGS

13.1 HSR Filings. If compliance with the HSR Act is required in connection with the transactions contemplated by this Agreement, as promptly as practicable and in any event not later than fifteen (15) Business Days after the Signing Date, each Party shall file with the Federal Trade Commission and the Department of Justice, as applicable, the required notification and report forms and shall as promptly as practicable furnish any supplemental information that may be requested in connection therewith. Each Party shall request, and use its Commercially Reasonable Efforts to achieve, early termination of applicable waiting periods. Purchaser shall bear all filing fees under the HSR Act and each Party shall bear its own costs for the preparation of any such filing and its other costs associated with compliance with the HSR Act. The Parties shall have the right to review in advance all characterizations of the information relating to this Agreement and the transactions contemplated hereby that appear in any filing made with a Governmental Authority as contemplated herein. Purchaser and Seller agree to respond promptly to any inquiries from Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and to comply in all material respects with the filing requirements of the HSR Act or other applicable Law. Purchaser and Seller shall cooperate with each other and, subject to the terms of the Confidentiality Agreement, shall promptly furnish all information to the other Party that is necessary in connection with Purchaser’s and Seller’s compliance with the HSR Act or other applicable Law. Purchaser and Seller shall keep each other fully apprised with respect to any requests from or communications with Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and shall consult with each other with respect to all responses thereto. Each of Seller and Purchaser shall use its Commercially Reasonable Efforts to take all actions reasonably necessary and appropriate in connection with any HSR Act or other applicable Law filing to consummate the transactions contemplated hereby.

13.2 FCC Filings. Each Party shall prepare, as soon as is practical following the Signing Date, any necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party with the FCC. The Parties shall promptly furnish each other with copies of any notices, correspondence or other written communication from the FCC, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings as is reasonably necessary and appropriate.

ARTICLE XIV

PERSONNEL

14.1 Employees. Schedule 14.1(A) contains a list (the “Employee List”) of all offshore based employee positions of Seller and its Affiliates occupied by employees of Seller and its Affiliates who work exclusively in the operation of the Properties, (collectively, the “Employees”) other than the Excluded Employees, including positions of employees who are receiving short-term disability benefits or are on family and medical, medical/long-term disability, administrative or military leave or any other type of leave that entitles the employee to reinstatement upon completion of the leave under the applicable leave policies of Seller or its Affiliates (collectively, “Leave”). Within three (3) Business Days after the receipt in full of the Performance Deposit, Seller shall provide to Purchaser an updated Employee List containing for each Employee (other than Excluded Employees) the current job title, work location, monthly base salary or hourly base wage, target bonus or other target incentive compensation level, location of principal place of employment, date of hire and number of years credited under Seller Plans, whether the individual is full-time, part-time or seasonal, the individual’s current work schedule, whether or not the individual is classified as exempt under the Fair Labor Standards Act, whether the Employee will provide services on behalf of Seller during the Transition Period under the Transition Services Agreement, and whether the individual is currently in active service or on Leave. Schedule 14.1(B) contains a list (the “Excluded Employee List”) of offshore based employees of Seller and its Affiliates who are employed exclusively in the operation of the Properties who will not be made available to Purchaser or Purchaser’s Affiliates for employment (collectively, the “Excluded Employees”). Seller shall promptly update the Employee List from time to time prior to the expiration of the Transition Period to reflect any and all employment changes but may not update the Excluded Employees list as a result of employment changes without the consent of the Purchaser.

14.2 Employment Offers to Employees. No later than thirty (30) Days after the Signing Date (or as applicable the date of any update of the Employee List), Purchaser shall inform Seller of the positions and numbers of Employees from the Employee List to which Purchaser or Purchaser’s Affiliates will make an offer of employment with Purchaser or Purchaser’s Affiliates. Such offers (a) will be subject to the Closing having occurred and the Employee’s continued employment in the operation of the Properties through such date, and (b) subject to Section 14.4, and will be effective as of the later of the Closing Date or, with respect to Employees engaged in providing services on behalf of Seller under the Transition Services Agreement, the expiration of the Transition Period (in each case, the “Transfer Time” as further defined in Section 14.5). Purchaser covenants that such offers of employment shall be on terms that are in accordance with the requirements of Section 14.3. Purchaser covenants that, except as provided in Section 14.4, Purchaser or Purchaser’s Affiliates shall provide each Employee to whom Purchaser determines to extend an offer of employment (“Offer Employees”) not less than ten (10) Days prior to the Closing Date in which to accept or reject Purchaser’s or Purchaser’s Affiliate’s employment offer. Seller shall not offer alternative positions with Seller or its Affiliates to the Offer Employees before the Offer Employees have decided whether to accept Purchaser’s or Purchaser’s Affiliate’s employment offer and then only to those Offer Employees who do not accept Purchaser’s or Purchaser’s Affiliate’s employment offer and shall cause its Affiliates to encourage the Offer Employees to accept such offers of employment. All Employees who accept employment with Purchaser or Purchaser’s Affiliate pursuant to the offers described either in this Section 14.2 or in Section 14.3 are referred to herein as “Transferred Employees.”

14.3 Employment Terms. Purchaser covenants that, for a period of at least twelve (12) months following the Closing Date (the “Protected Period”), it shall, and shall cause its Affiliates to provide to each Transferred Employee who remains in the employ of Purchaser: (a) at least the same monthly base salary or hourly base wage rate as well as non-scheduled overtime pay rates and other similar types of remuneration as was provided to such Transferred Employee as of immediately prior to the Closing Date, and (b) variable or incentive compensation opportunities and employee benefits that are substantially comparable in the aggregate to the variable or incentive compensation and the value of employee benefits that were provided to such Transferred Employee as of immediately prior to the Closing Date. The foregoing shall not prohibit or restrict Purchaser or its Affiliates from terminating the employment of any Transferred Employee at any time after the Transfer Time, provided that in the event Purchaser or one of its Affiliates terminates the employment of any Transferred Employee without cause within twelve (12) months after the Closing Date and under the circumstances described in Schedule 14.3, Purchaser shall provide for such Transferred Employee to receive severance benefits commensurate to those offered by Seller as determined on Schedule 14.3.

14.4 Employment Offers to Employees on Leave. In relation to offers of employment made prior to the Closing Date to any Offer Employee who is on Leave as of the Closing Date or the expiration of the Transition Period, as applicable, such Offer Employee’s employment with Purchaser or its Affiliate shall commence only at such time as such Employee is ready to return to work (but not sooner than the later of the Closing Date or, with respect to Employees on Leave who would be engaged in providing services on behalf of Seller under the Transition Services Agreement, the expiration of the Transition Period), on the terms set out in Section 14.3 above provided, however, that such Employee is ready to return to work within one hundred twenty (120) Days after the expiration of the Closing Date or the Transition Period, as applicable. In the event any Offer Employee who was on Leave as of the Closing Date or the end of the Transition Period, as applicable, is not ready to return to work within one hundred twenty (120) Days after the Closing Date or the end of the Transition Period, as applicable, the offer of employment to such Offer Employee shall be null and void. In the event Purchaser makes an offer of employment to an Employee under this Section 14.4, such Employee shall be considered an Offer Employee for all purposes hereunder and may become a Transferred Employee hereunder, and the provisions of this Article XIV shall apply to any such Employee mutatis mutandis.

14.5 Transfer Time. All Transferred Employees (other than employees on Leave at the applicable time) shall become employees of Purchaser or its Affiliates, effective as of 12:00 a.m. CPT on the later of the Closing Date or, with respect to Employees engaged in providing services on behalf of Seller under the Transition Services Agreement, the Day the Transition Period expires (in each case, the “Transfer Time”) and, except as otherwise provided herein, from and after the Transfer Time, Purchaser or its Affiliates shall be responsible for payment or provision of salaries, wages and benefits and all other costs and liabilities relating to services provided by the Transferred Employees; provided that, with respect to an Employee on Leave, such obligations shall not attach, and the “Transfer Time” for purposes of this Agreement shall not occur, until the time at which the Employee on Leave commences employment with Purchaser or its Affiliates.

14.6 Cessation of Participation in Seller’s or its Affiliates’ Benefit Plans. Effective as of their termination date with Seller or its Affiliates, the Transferred Employees shall cease to accrue benefits under any and all Seller Plans. Seller shall determine the amount of each Transferred Employee’s discretionary performance bonus for the part of any applicable performance year up to the Transfer Time and pay such bonus in accordance with its policies and procedures.

14.7 Employee and Benefit Plan Liabilities. Except as otherwise provided in this Article XIV, and in particular the recognition of service under Purchaser’s plans and policies under Section 14.12, in no event shall Purchaser or any of its Affiliates have or assume any liability or obligation in respect of, arising out of, relating to or in connection with the employment or engagement of any Employee with (or any other Person directly employed or engaged by) Seller or its Affiliates (or the failure of Seller or its Affiliates to hire or engage or offer to hire or engage any prospective employee or other service provider), including: (a) any liability or obligation under any employment, severance, consulting or similar agreement, whether or not written, (b) any liability or obligation under, relating to or in respect of any Seller Plan or any other employee benefit plan, program, policy or arrangement at any time sponsored maintained, contributed to, or entered into by Seller or any of its ERISA Affiliates, (c) any claim of an unfair labor practice or grievance or any claim under any unemployment compensation, employment standards, pay equity or worker’s compensation law, regulation or arrangement or under any federal, state, provincial or foreign employment discrimination or other law or regulation, which shall have been asserted on or prior to the Closing Date or which is based on acts, omissions, events or service which occurred prior to the Closing Date or the applicable Transfer Time and which relates solely to any period prior to the Closing Date, (d) any liability or obligation relating to payroll, vacation or sick pay for any Employees (except with respect to liabilities for Transferred Employees solely with respect to any period after the applicable Transfer Time), (e) severance pay or benefits (and any other termination-related liabilities or obligations to or with respect to Employees) with respect to terminations that occur prior to the applicable Transfer Time or with respect to employees who do not become Transferred Employees, (f) with respect to any actual or alleged agreements or promises regarding compensation or benefits, including stock options, equity or equity based compensation plans, programs or arrangements to Employees, and (g) any Taxes (including any related withholding) related to any of the foregoing (the liabilities and obligations referred to in this Section 14.7, the “Seller Employment Liabilities”).

14.8 Savings Plans. Purchaser covenants that effective as of the Transfer Time, Purchaser or its Affiliates shall sponsor a defined contribution plan (the “Purchaser Savings Plan”) as defined under Section 3(34) of ERISA and shall allow all eligible Transferred Employees to fully participate in such Purchaser Savings Plan. For a period of at least twelve (12) months after the Closing Date, the Purchaser Savings Plan will provide at least a seven percent (7%) employer matching contribution. The Purchaser Savings Plan may include such other terms and provisions as shall be determined by Purchaser or its Affiliates in its sole discretion and to the extent not inconsistent with the terms and conditions of this Agreement.

14.9 Seller Retirement Plan Benefits. Without limiting the provisions of Section 14.7, Seller shall be responsible for all payments due under the Seller’s qualified pension plan (the “Seller RAP”) and nonqualified pension plans accrued as of the Transfer Time in accordance with the provisions of the Seller RAP and the nonqualified pension plans. Seller shall also be responsible for all payments due under Seller’s qualified savings plans (collectively, the “Seller Savings Plan”) and nonqualified savings and deferred compensation plans earned as of the Transfer Time, in accordance with the provisions of the Seller Savings Plan and nonqualified savings plans and deferred compensation plans.

14.10 Vacation. Purchaser covenants that (a) all service recognized by each Transferred Employee under Seller’s vacation policies shall be credited under Purchaser’s vacation plan; (b) for the calendar year in which the Closing Date occurs and the immediately following calendar year, each Transferred Employee will continue to accrue annual paid vacation benefits at the same rate as in effect as of immediately prior to the Closing under Seller’s vacation policies, true and correct copies of which have been provided to Purchaser; and (c) thereafter, Transferred Employees shall accrue vacation at the rate(s) provided in Purchaser’s and its Affiliates applicable vacation policies as in effect from time to time.

14.11 WARN Act. Within five (5) Days after each of the Closing Date and the expiration of the Transition Time, Seller shall provide to Purchaser a list of each employee exclusively providing services at the Properties (other than Transferred Employees) whose employment was within the ninety (90) Day period prior to the Closing Date or the Transfer Time, as applicable, or will be terminated by Seller or its Affiliates. Subject to Seller’s compliance with the foregoing, to the extent that Seller or its Affiliates incur any WARN Obligations as a consequence of the actions or omissions of Purchaser or its Affiliates resulting in a Transferred Employee incurring an employment loss on or after the expiration of the Transition Period, Purchaser covenants that Purchaser or its Affiliates shall be responsible for, and Purchaser (on behalf of Purchaser or its Affiliates and their successors and assigns) shall protect, defend, indemnify and hold harmless Seller Group from and against any such WARN Obligations.

14.12 Service Credit. Effective as of the Transfer Time, Seller shall, subject to applicable Law, provide Purchaser with the hire date, recognized credited service amount, seniority date, and participation, vesting and, as applicable, benefit accrual periods of service amounts for each Transferred Employee. Purchaser shall recognize the period of employment of each Transferred Employee with Seller or its Affiliates for purposes of determining any such Transferred Employee’s eligibility to participate in and vesting under any all plans or policies providing for fringe benefits (including vacation, paid holidays, personal leave, employee discounts, educational benefits or similar programs) and each other bonus, incentive compensation, profit sharing, stock, severance (including statutory payments), leaving service, retirement (pension and savings), health, life, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, performance share, employee loan, supplemental unemployment, layoff, consulting, or any other similar plan, agreement, policy or understanding. Further, Purchaser shall (a) cause to be waived for any of the Transferred Employees and their eligible dependents any applicable pre-existing condition limitations with respect to medical conditions under the applicable group health plans in which such individuals participate after the Transfer Time to the extent such limitations did not apply under the corresponding Seller Plan, and (b) credit the expenses of such Transferred Employees that were credited toward deductibles or out-of-pocket limits for Seller’s plan year up to the Transfer Time under the applicable Seller Plan against satisfaction of any deductibles or out-of-pocket limits for Purchaser’s plan year from the Transfer Time under the Purchaser’s or its Affiliates’ employee benefit plan.

14.13 Benefits – Miscellaneous. Without limiting the provisions of Section 14.7, notwithstanding any provision of this Agreement to the contrary, Purchaser or its Affiliates shall not be liable for any obligations of Seller or its Affiliates arising out of participation by Transferred Employees in the employee benefit plans of Seller or its Affiliates.

14.14 Restriction on Solicitation. Except as expressly authorized in this Article XIV and except for general published solicitations or advertisements for employment (whether in print or on-line), Purchaser may not (without obtaining the prior written consent of Seller), for a period of twelve (12) months after the Closing Date, solicit employment of any of the Excluded Employees or any other employees of Seller or its Affiliates who are directly or indirectly engaged in the operation of the Properties or the negotiation or the Closing of the transactions contemplated by this Agreement, provided that, for the avoidance of doubt, Purchaser and its Affiliates shall not be precluded from hiring any such employee who may respond to a general published solicitation or advertisement for employment. For a period of twelve (12) months after the Closing Date, except for general published solicitations or advertisements for employment (whether in print or on-line), Seller may not (without obtaining the prior written consent of Seller) solicit employment of any of the Transferred Employees or any employees of Purchaser or its Affiliates who are directly or indirectly engaged in the negotiation or the Closing of the transactions contemplated by this Agreement.

14.15 Information Requests; Cooperation; Employment Records. The Parties shall provide to each other such information as the other Party may reasonably request in writing as is necessary for the Parties to comply with and implement the terms and conditions of this Article XIV and the transactions contemplated by this Agreement in order for Employees to be able to properly consider the offers referred to in Section 14.2. After the date of this Agreement, the Seller shall provide the Purchaser reasonable access during normal business hours and on at least twenty-four (24) hours notice to, and facilitate meetings with, Employees who may become Transferred Employees or for purposes of making announcements concerning and preparing for the consummation of, the transactions contemplated by this Agreement.

14.16 Access to Employees Hired by Purchaser or its Affiliates. Upon written request by Seller in connection with Seller Retained Liabilities or any governmental audits or investigations or for any other reasonable purpose, Purchaser shall provide access to Transferred Employees, at reasonable times and in a manner that does not unreasonably interfere with Purchaser’s operations.

14.17 Independent Contractors. From the Closing Date through the end of the Transition Period, Seller agrees to use Commerically Reasonable Efforts to keep available the services of the independent contractor workforce currently utilized by Seller or any of its Affiliates in connection with the operation fo the Properties.

14.18 No Third-Party Beneficiaries. Nothing in this Agreement shall constitute an amendment to, or be construed as amending or restricting the right of any party to amend or terminate, any benefit plan, program or agreement sponsored, maintained or contributed to by Purchaser or its Affiliates. No Employee, Transferred Employee or any other Person (other than the Parties) is intended to be a beneficiary of the provisions of this Article XIV.

ARTICLE XV

CONDITIONS PRECEDENT TO CLOSING

15.1 Conditions Precedent to Seller’s Obligation to Close. The obligations of Seller to proceed with the Closing are subject to the satisfaction of the following conditions precedent, all or any of which may be waived by Seller in its sole discretion:

(a) The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Signing Date and the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date); and

(b) Purchaser shall have complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date.

15.2 Conditions Precedent to Purchaser’s Obligation to Close. The obligations of Purchaser to proceed with the Closing are subject to the satisfaction of the following conditions precedent, all or any of which may be waived by Purchaser in its sole discretion:

(a) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Signing Date and the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date); and

(b) Seller shall have complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Seller on or prior to the Closing Date.

15.3 Conditions Precedent to Obligation of Each Party to Close. The obligations of each Party to proceed with the Closing are subject to the satisfaction of the following conditions precedent, all or any of which may be waived by the other Party in its sole discretion:

(a) The consummation of the transactions contemplated under the terms of this Agreement is not prevented from occurring by (and the required waiting period, if any, has expired under) the HSR Act and the rules and regulations of the Federal Trade Commission and the Department of Justice;

(b) The Parties have received all material Governmental Approvals (except for Customary Post-Closing Consents) required in connection with the consummation of the transactions contemplated hereby;

(c) No injunction, order (including any temporary restraining order), non-appealable final order, award, decree or judgment of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of or awarding substantial damages associated with the transactions contemplated hereby or the sale of any of the Properties has been issued by any Governmental Authority and remains in effect; and

(d) Neither Party has exercised its right to terminate this Agreement pursuant to Section 17.1.

ARTICLE XVI

THE CLOSING

16.1 Closing. Subject to the terms and conditions hereof, the Closing of the transactions contemplated hereby shall take place at 10:00 a.m., CPT, on November 30, 2012, or if all conditions to Closing in Article XV have not yet been satisfied or waived by that date, five (5) Business Days after such conditions have been satisfied or waived, or such other date as the Parties may agree upon in writing. Closing shall take place in the offices of Gardere Wynne Sewell LLP, 1000 Louisiana Street, Suite 3400, Houston, Texas 77002 or such other location in Houston, Texas as the Parties may agree in writing. When completed, the Closing shall be deemed to have occurred at 11:59:59 p.m. CPT on the Closing Date.

16.2 Obligations of Seller at Closing. At the Closing, Seller shall deliver to Purchaser or cause to be delivered to Purchaser, unless waived by Purchaser, the following:

(a) four (4) originals of the Assignment and Bill of Sale executed by an Authorized Officer of Seller, and acknowledged, conveying the Properties to Purchaser;

(b) four (4) originals of the Assignment of Record Title Interest (plus such additional originals as are required by the BOEM or other Governmental Authority or such greater number as the Parties agree) executed by an Authorized Officer of Seller, and acknowledged, conveying the Properties to Purchaser;

(c) four (4) originals of the Assignment of Operating Rights (plus such additional originals as are required by the BOEM or other Governmental Authority or such greater number as the Parties agree) executed by an Authorized Officer of Seller, and acknowledged, conveying the Properties to which Seller acquired an operating rights interest in the Properties to Purchaser;

(d) four (4) originals of the Assignment of Rights of Way (plus such additional originals as are required by the BOEM or other Governmental Authority or such greater number as the Parties agree) executed by an Authorized Officer of Seller, and acknowledged, conveying all BOEM rights of way in the Properties to Purchaser;

(e) with respect to leases or portions thereof included in the Properties on the Outer Continental Shelf operated by Seller, BOEM designation of operator forms, as applicable, executed by an Authorized Officer of Seller, designating Purchaser as operator or such leases or portions thereof included in the Properties;

(f) if requested by Purchaser prior to Closing, four (4) originals of the Crude Oil Purchase Agreement executed by an Authorized Officer of Seller;

(g) if requested by Purchaser prior to Closing, four (4) originals of the Natural Gas and NGL Purchase Agreement executed by an Authorized Officer of Seller;

(h) four (4) originals of the Gas Processing Agreement executed by an Authorized Officer of BPAPC;

(i) four (4) originals of the Attornment Letter executed by an Authorized Officer of Seller;

(j) four (4) originals of the Transition Services Agreement executed by an Authorized Officer of Seller;

(k) four (4) originals of the Seller-Owned Technology License executed by an Authorized Officer of Seller;

(l) four (4) originals of the Fiber Optic Service Agreement executed by an Authorized Officer of Seller;

(m) four (4) originals of the Non-Foreign Certificate executed by an Authorized Officer of Seller;

(n) four (4) originals of the Non-Foreign Certificate executed by an Authorized Officer of DWP;

(o) four (4) originals of the Seismic Data License means a license executed by an Authorized Officer of Seller;

(p) four (4) originals of a certificate of Seller’s Secretary or Assistant Secretary certifying as to the due authorization of Seller’s signatory(ies) to the documents signed at Closing;

(q) four (4) originals of the Certificate executed by an Authorized Officer of Seller; and

(r) such other instruments and agreements (including any required ratification or joinder instruments required to transfer all of Seller’s right, title and interest in and to the Properties from Seller to Purchaser) as necessary or appropriate to comply with Seller’s obligations under this Agreement.

16.3 Obligations of Purchaser at Closing. At the Closing, Purchaser shall deliver to Seller or cause to be delivered to Seller, unless waived by Seller, the following:

(a) the Closing Purchase Price, by wire transfer of immediately available funds to the account designated by Seller in the Preliminary Settlement Statement;

(b) four (4) originals of the Assignment and Bill of Sale executed by an Authorized Officer of Purchaser and acknowledged, conveying all of Seller’s right, title and interests in and to the Properties to Purchaser;

(c) four (4) originals of the Assignment of Record Title Interest (plus such additional originals as are required by the BOEM or other Governmental Authority or such greater number as the Parties agree) executed by an Authorized Officer of Purchaser, and acknowledged, conveying all of Seller’s right, title and interests in and to the Properties to Purchaser;

(d) four (4) originals of the Assignment of Operating Rights (plus such additional originals as are required by the BOEM or other Governmental Authority or such greater number as the Parties agree) executed by an Authorized Officer of Purchaser, and acknowledged, assigning all of Seller’s right, title and interest in the Properties to which Seller acquired an operating rights interest in the Properties to Purchaser;

(e) four (4) originals of the Assignment of Rights of Way (plus such additional originals as are required by the BOEM or other Governmental Authority or such greater number as the Parties agree) executed by an Authorized Officer of Purchaser, and acknowledged, assigning all of Seller’s right, title and interest in any BOEM rights of way in the Properties to Purchaser;

(f) if requested by Purchaser prior to Closing, four (4) originals of the Crude Oil Purchase Agreement executed by an Authorized Officer of Purchaser;

(g) if requested by Purchaser prior to Closing, four (4) originals of the Natural Gas and NGL Purchase Agreement executed by an Authorized Officer of Purchaser;

(h) four (4) originals of the Gas Processing Agreement executed by an Authorized Officer of Purchaser;

(i) four (4) originals of the Attornment Letter executed by an Authorized Officer of Purchaser;

(j) four (4) originals of the Transition Services Agreement executed by an Authorized Officer of Purchaser;

(k) four (4) originals of the Seller-Owned Technology License executed by an Authorized Officer of Purchaser;

(l) four (4) originals of the Fiber Optic Service Agreement executed by an Authorized Officer of Purchaser;

(m) four (4) originals of the Seismic Data License means a license executed by an Authorized Officer of Purchaser;

(n) four (4) originals of certificates of the appropriate Governmental Authorities, dated as of a date not earlier than two (2) Business Days prior to the Closing Date, evidencing Purchaser’s existence and good standing in the States of Delaware (state of incorporation or formation) and Texas;

(o) four (4) originals of certificates of the Secretary or Assistant Secretary of Purchaser, dated on the Closing Date, certifying (i) that a true and correct copy of the resolutions of Purchaser’s board of directors authorizing this Agreement and the transactions contemplated hereby are attached thereto have been duly adopted and are in full force and effect; (ii) that true and correct copies of the articles of incorporation, bylaws or other governing documents of Purchaser and all amendments thereto are attached thereto; and (iii) as to the incumbency and authorization of Purchaser’s signatory executing on behalf of Purchaser this Agreement and the other documents executed in connection herewith;

(p) evidence that Purchaser is at Closing qualified with the BOEM to hold oil and gas leases on the Outer Continental Shelf, and has posted (or is exempt from posting) with the BOEM bonds (area-wide, supplemental and/or additional) required by the BOEM, and satisfactory evidence of financial responsibility under the Oil Pollution Act;

(q) four (4) originals of the Certificate executed by an Authorized Officer of Purchaser; and

(r) such other instruments and agreements (including any required ratification or joinder instruments required to transfer all of Seller’s right, title and interest in and to the Properties from Seller to Purchaser) as necessary or appropriate to comply with Purchaser’s obligations under this Agreement.

ARTICLE XVII

TERMINATION

17.1 Grounds for Termination. Subject to Section 17.2, this Agreement may be terminated (except for the provisions referenced in Section 17.2) at any time prior to Closing upon the occurrence of any one or more of the following:

(a) by the mutual written agreement of the Parties;

(b) by Purchaser, if any of the conditions set forth in Section 15.2 shall have become incapable of fulfillment due to a material breach by Seller of this Agreement, and shall not have been waived by Purchaser; provided, however, that Purchaser shall have given Seller at least five (5) Business Days in which to attempt to cure the situation and at the end of such cure period, the relevant condition precedent remains unable to be satisfied; and provided further, that such cure period shall be extended for a further twenty (20) Business Days if Seller is using its good faith Commercially Reasonable Efforts to satisfy such condition and it is reasonably possible that such condition can be satisfied within the cure period as so extended;

(c) by Seller, if any of the conditions set forth in Section 15.1 shall have become incapable of fulfillment due to a material breach by Purchaser of this Agreement, and shall not have been waived by Seller;

(d) by either Party, if any of the conditions set forth in Section 15.3 shall have become incapable of fulfillment, and shall not have been waived by the Parties;

(e) by either Party, if under the HSR Act, the Federal Trade Commission or the Department of Justice shall have commenced or threatened to commence any proceeding to delay or enjoin or seek substantial damages in respect of the transactions evidenced by this Agreement (“threatened,” for purposes of this Section 17.1(e), means an actual vote of the Commissioners of the Federal Trade Commission to commence such a proceeding);

(f) by Seller, if Seller has not received the Performance Deposit by the date and time provided in Section 2.4;

(g) by either Party, if the Termination Defect Amount meets or exceeds the requisite amount set forth in the definition of such term;

(h) by either Party, if Closing has not occurred on or before the Termination Date, for any reason; or

(i) by Purchaser on or prior to the Diligence Termination Date, if Purchaser is not satisfied in its sole discretion with its findings with respect to its site visits to the Properties operated by Seller;

provided, however, that no Party shall have a right to terminate this Agreement if such Party is at such time in material breach of its representations, warranties or covenants contained in this Agreement.

17.2 Effect of Termination. Except as otherwise provided in this Section 17.2, if this Agreement is terminated in accordance with Section 17.1, neither Party shall have any right or remedy against the other Party as a result of such termination, except for any breach of this Agreement and except that performance of the indemnity obligation in Section 5.1 and the obligations contained in Section 14.14 and Articles XVII, XVIII and XIX shall survive termination of this Agreement.

(a) If Closing does not occur because this Agreement is terminated by Seller pursuant to Section 17.1(c) or Section 17.1(f) or because of Purchaser’s failure or refusal to Close that is not permitted by the terms of this Agreement, (i) Seller shall be entitled to the Performance Deposit as liquidated damages and not a penalty or Consequential Damages, and (ii) Purchaser waives any rights to claim otherwise, and Seller shall have no liability or obligation to any member of Purchaser Group relating to or arising out of, the Performance Deposit. The provisions for payment of the Performance Deposit as liquidated damages in this Section 17.2(a) have been included because, in the event of termination of this Agreement as described in Section 17.1(c) or Section 17.1(f), both Purchaser and Seller agree that the actual damages that would be incurred by Seller are reasonably expected to approximate the amount of the Performance Deposit and because the actual amount of such damages would be difficult, if not impossible, to measure precisely. Neither Seller nor any other Person shall be entitled to bring or maintain any action, suit, claim, demand or other judicial or administrative proceeding, at law or in equity, or any arbitration or other dispute resolution, before or by any Governmental Authority against the Debt Financing Sources arising out of or in connection with this Agreement or the Debt Financing Commitment, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(b) If Closing does not occur for any reason other than as set forth in Section 17.2(a), then Seller shall return the Performance Deposit to Purchaser, free of any claims thereon by Seller. Additionally, if Purchaser has a right to terminate the Agreement pursuant to Section 17.1(b), then Seller agrees that Purchaser shall be entitled to an injunction or injunctions to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any state or federal court located in Harris County, Texas, and seek such other remedies as may be available at law or in equity.

17.3 Dispute over Right to Terminate. Each Party acknowledges and agrees that if the Closing fails to occur, or is rendered incapable of occurring, as a result of the breach by such Party of any term or provision of this Agreement (such breach, a “Closing Failure Breach”), the other Party would be damaged irreparably. Accordingly, each Party agrees that the other Party shall be entitled to an injunction or injunctions to prevent any such Closing Failure Breach and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any state or federal court located in Harris County, Texas. If there is a dispute between the Parties over the right of a Party to terminate this Agreement, the Closing shall not occur. A Party that disputes the right of the other Party to terminate this Agreement may, within thirty (30) Business Days after the date such Party becomes entitled to terminate this Agreement, initiate litigation to resolve the dispute. If the Party that disputes the right of the other Party to terminate this Agreement fails (for any reason whatsoever) to initiate litigation within such thirty (30) Business Day period, then (a) this Agreement shall be deemed properly terminated as of the original date of termination (without prejudice to Seller’s right to the Performance Deposit together with any interest earned thereon pursuant to Section 17.2(a), if applicable), and (b) the Party that disputes or has the right to dispute the termination of this Agreement, on behalf of itself, its Affiliates and the officers, directors, agents, employees, successors and assigns of itself and its Affiliates, irrevocably waives any and all Claims it and they may have against the terminating Party for termination of this Agreement.

17.4 Confidentiality. Both Parties agree to be bound by the terms and conditions of the Confidentiality Agreement as if each were a signatory party thereto and to cause their respective Affiliates to comply therewith as if they were signatories thereto. Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary but subject to the next sentence of this Section 17.4, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. If Closing of the transaction contemplated under the terms of this Agreement occurs, the terms and conditions of the Confidentiality Agreement shall terminate (which termination shall be effective as of the Closing) as and to the extent provided in Section 19.4 but shall remain in full force and effect in accordance with its terms as to all Excluded Properties, Speculative Data (as defined in the Confidentiality Agreement) and other assets, properties and information of or about Seller Group, including the Seller Standards.

ARTICLE XVIII

ARBITRATION

18.1 Friendly Consultation.

(a) In the event of any Arbitrable Dispute, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations between the Parties. The Parties agree to attempt to resolve all Arbitrable Disputes arising hereunder promptly, equitably and in a good faith manner.

(b) If the disputing Parties are unable to resolve the Arbitrable Dispute through friendly consultation, any disputing Party may request by written notice resolution by management-level negotiations by the disputing Parties. Within fifteen (15) Days after delivery of the notice, each Party shall submit to the other Party a written response. The notice and the response each shall include (i) a brief summary of that Party’s position and (ii) the name and title of that Party’s representative and of any other Person who will accompany the representative to the meeting. Within fifteen (15) Days after delivery of such written response, the representatives of both Parties (and any accompanying Persons) shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and reasonable efforts to attempt to resolve the dispute. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

18.2 Arbitration.

(a) If an Arbitrable Dispute has not been resolved within forty-five (45) Days after delivery of the notice requesting management-level negotiations, or if the Parties failed to meet within fifteen (15) Days after delivery of such notice, then the Arbitrable Dispute may be submitted by any Party to binding arbitration pursuant to the terms of this Article XVIII, by giving written notice thereof to the other Party; provided, however, that in no event shall a Party have the right to submit the Arbitrable Dispute to arbitration if the institution of legal or equitable proceedings based on such Arbitrable Dispute would be barred by any applicable survival period under this Agreement or the applicable statute of limitations. A Party submitting such Arbitrable Dispute to binding arbitration shall do so in accordance with the AAA rules for large, complex matters then in effect (the “AAA Rules”), with a copy of its submission to the other Party.

(b) The arbitration shall take place in Houston, Texas.

(c) The submitting Party’s notice initiating binding arbitration must describe in reasonable detail the nature of the dispute and the facts and circumstances relating thereto and identify the arbitrator it has appointed. The other Party shall respond to the submitting Party within thirty (30) days after receipt of the submitting Party’s notice, agreeing to the designation of its arbitrator as the single arbitrator or identifying the arbitrator such other Party has appointed. All arbitrators must be neutral parties who are not and have not been an Affiliate of any Party, nor an employee, director, officer, shareholder, owner, partner, agent or a contractor of or legal counsel to any Party or any Affiliate of such Party or such related Persons, either presently or at any time during the previous ten (10) years. For these purposes, the term “neutral” shall not disqualify a Person owning securities in mutual funds that own securities of Purchaser, Seller or their respective Affiliates. Arbitrators must have not less than fifteen (15) years experience as a lawyer and have a legal practice that includes significant experience in energy asset acquisition and divestiture transactions of similar complexity as the transactions contemplated in this Agreement. A single arbitrator shall control the proceedings if appointment of a single arbitrator is accepted by all Parties or if the other Party fails to appoint an arbitrator within the required thirty (30) day period. If the Arbitrable Dispute involves more than Ten Million Dollars ($10,000,000) and the other Party timely appoints an arbitrator, the arbitral tribunal shall consist of three (3) arbitrators, comprised of the two Party-appointed arbitrators and a third arbitrator to be appointed by the two Party-appointed arbitrators within thirty (30) days after the second arbitrator has been appointed. The third arbitrator shall act as chairman of the panel. If the Arbitrable Dispute involves Ten Million Dollars ($10,000,000) or less and the Parties are unable to agree on a single arbitrator within forty-five (45) days after the submitting Party’s notice, then either Party may request the Houston, Texas office of the AAA (or, if there is no such office, the office of the AAA serving Houston, Texas) to select the single arbitrator, with due regard given to the selection criteria above. If the Arbitrable Dispute involves more than Ten Million Dollars ($10,000,000) and the two Party-appointed arbitrators are unable to agree on a third arbitrator within thirty (30) days after the second arbitrator has been appointed, then either Party may request the Houston, Texas office of the AAA to select the third arbitrator, with due regard given to the selection criteria above. The AAA shall select the single or third arbitrator, as the case may be, as provided in the AAA Rules not later than thirty (30) days after such request. In the event the AAA should fail to select an arbitrator within such thirty (30) day period, then either Party may petition the Chief United States District Judge for the Southern District of Texas to select the applicable single or third arbitrator, as the case may be, due regard being given to the selection criteria above and input from the Parties.

(d) The arbitrators shall follow the Code of Ethics for Arbitrators in Commercial Disputes approved by the American Bar Association House of Delegates on February 9, 2004 and approved by the Executive Committee of the Board of Directors of the AAA.

(e) Within thirty (30) Days after the selection of the panel (whether it be a single arbitrator or three arbitrators), each Party shall submit to the arbitrator(s) (with copies to the other Party) such Party’s position statement and proposal for resolution of the Arbitrable Dispute, together with any supporting data or materials. Within thirty (30) Days after such thirty (30) Day period, each Party shall be permitted to submit to the arbitrator(s) (with copies to the other Party) such Party’s rebuttal statement to the other Party’s position statement and a revised proposal, if any, for resolution of the Arbitrable Dispute, together with any supporting data or materials. Within forty-five (45) Days after the expiration of the rebuttal period, the arbitrator(s) shall hold a hearing in Houston, Texas during which the Parties may present argument in support of their respective proposals. The arbitrator(s) (by majority rule if there are three (3) arbitrators) shall determine the outcome of the Arbitrable Dispute by selecting, for each disputed issue, the proposed solution proposed by any Party; provided that, if the Parties jointly notify in writing the arbitrators of their agreement on any particular disputed issue, the arbitrators shall follow the agreed outcome on such issue. The arbitrators’ decision shall be by majority rule if there are three (3) arbitrators and the award shall be rendered in writing. The arbitrators shall endeavor to render the award within forty-five (45) Days following commencement of the hearing.

(f) The arbitration shall proceed under the AAA Rules and shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1, et. seq. The arbitrators may, in their discretion, limit or expand discovery in any arbitration proceeding as they shall determine is appropriate in the circumstances, taking into account the needs of the disputing Parties and the desirability of making discovery expeditious and cost-effective. The arbitrators shall also permit the exchange of lists of exhibits and witnesses in advance of the hearing.

(g) The decision of such arbitrators shall be final and in writing. The Parties expressly covenant and agree to be bound by the award of the arbitrators as a final determination of the matter in dispute, and a judgment thereon may be entered in any court of competent jurisdiction. In rendering an award the arbitrators shall abide by (i) the terms and conditions of this Agreement and (ii) the Laws of the State of Texas. The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement or to waive, alter, amend, revoke or suspend any of the provisions of this Agreement, other than to the extent, and only to the extent, the arbitrators deem it necessary or advisable to revise, extend or shorten the various timing deadlines set forth in this Section 18.2; provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Section 18.2.

(h) The arbitrators may award equitable relief, such as specific performance, as well as monetary damages for any Party’s breach of such Party’s obligations under this Agreement, but in no event may the arbitrators award Consequential Damages or any other damages expressly waived in Section 8.12 or that is contrary to applicable Law.

(i) All fees and costs of any arbitration will be assessed and paid, in the absence of the disputing Parties’ agreement to the contrary, equally by all disputing Parties; provided that, the arbitrators may apportion the costs of arbitration between the Parties in such manner as it deems reasonable, taking into account the circumstances of the Arbitrable Dispute, the conduct of the Parties and the result of arbitration. In addition, the arbitration panel shall award to a Party such Party’s reasonable attorneys’ fees and expert fees, as determined by the arbitration panel considering those factors mentioned in the first sentence of this Section 18.2(i), incurred in connection with such Party’s preparation for and participation in the arbitration. Any amounts owed by one Party to the other Party as a result of the award of the arbitration panel shall be paid within five (5) Business Days after the date when the Parties receive the decision of the arbitration panel.

(j) Except to the extent required by Law or court or administrative order, no Party, arbitrator, representative, counsel or witness shall disclose or confirm to any Person not present at the negotiation or arbitration any information about the negotiation or arbitration proceeding or hearings, including the names of the parties and the arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of the hearing or the award made.

(k) To the extent the Arbitrable Dispute arises in whole or in part under Articles IV, V, VI or VII of this Agreement, this Article XVIII shall apply to the extent amended by such Article.

18.3 Continuing Obligations and Rights. When any Arbitrable Dispute occurs, the Parties shall continue to make payments of undisputed amounts in accordance with this Agreement, and the Parties shall otherwise continue to exercise their respective rights, and fulfill their respective obligations, under this Agreement. While any friendly consultations or arbitration are pending, no Party shall exercise any other remedies hereunder arising by virtue of the matters in dispute; provided, however, a Party’s right to terminate this Agreement pursuant to Article XVII shall not be suspended during the pendency of any friendly consultations or arbitration.

18.4 Interim Remedies. Before a notice to arbitrate is given or prior to the selection of the arbitrator(s), nothing contained herein shall prevent a Party from applying to a court that would otherwise have jurisdiction for provisional or interim measures. After the arbitrator(s) has been selected, the arbitrator(s) shall have sole jurisdiction to hear such applications, except that any measures ordered by the arbitrator(s) may be immediately and specifically enforced by a court otherwise having jurisdiction over the Parties.

ARTICLE XIX

MISCELLANEOUS

19.1 Notices. All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by: (a) certified or registered U.S. mail, return receipt requested, with all postage and other charges fully prepaid, (b) hand delivery, or (c) electronic mail in portable document format (pdf). A notice or other communication will be deemed to be received by the addressee as follows: (i) if sent by mail, on the day receipt is refused or is confirmed to have been accepted in writing by the receiving Party; (ii) if sent by hand delivery, on the date delivered; or (iii) if sent by electronic mail, on the date sent if at least one Party notice addressee (as set forth below) acknowledges receipt of such email, provided that a receiving Party shall not willfully disregard receipt of such email; provided, however, if such date is not a Business Day, then date of receipt will be on the next date which is a Business Day. Each Party may change its address by notifying the other Party in writing of such address change, and the change will be effective thirty (30) Days after such notification is received by the other Party.

If to Seller:

BP Exploration & Production Inc.

200 WestLake Park Boulevard

Houston, Texas 77079

Attn: Julia L. Shur

Telephone: 281-366-8741

Email: julia.shur@bp.com

BP America Production Company

200 WestLake Park Boulevard

Houston, Texas 77079

Attn: Julia L. Shur

Telephone: 281-366-8741

Email: julia.shur@bp.com

If to Purchaser:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Attn: Marc A. Hensel

Telephone: 713-579-6000

Email: mhensel@pxp.com

With a copy to:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Attn: John Wombwell

Telephone: 713-579-6000

Email: jwombwell@pxp.com

19.2 Expenses, Post-Closing Consents and Filings.

(a) Except as expressly provided otherwise in this Agreement, all fees, costs and expenses incurred by the Parties in negotiating this Agreement and in consummating the transactions contemplated by this Agreement shall be paid in full by the Party that incurred such fees, costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Purchaser shall have the primary responsibility to secure, at Purchaser’s sole cost and expense, the issuance of any replacement or additional Permits or the entry into any replacement or additional Contracts, in each case that are required in connection with consummation of the transactions contemplated hereby or for the ownership or operation of the Properties by Purchaser. Subject to Sections 3.3 and 12.20, Purchaser shall bear all related costs and expenses and provide any letters of credit, cash deposits or other credit support or arrangements necessary in order to obtain any such Permits or Contracts.

(c) Purchaser shall be responsible for (i) obtaining (A) all Customary Post-Closing Consents, and (B) all Consents, including Required Consents, that were not obtained prior to Closing, in each case, that are applicable to the Properties acquired by it under this Agreement and (ii) all costs and fees associated therewith. Seller agrees to use its Commercially Reasonable Efforts to assist Purchaser in its endeavors to obtain such Consents and Customary Post-Closing Consents.

(d) Purchaser shall be responsible for recording and filing documents associated with the assignment of the applicable Properties to it and for all costs and fees associated therewith, including filing the assignments and deed(s) with appropriate Governmental Authorities as required by applicable Law. As soon as practicable after recording or filing, Purchaser shall furnish Seller with all recording data and evidence of all required filings.

19.3 Records.

(a) Seller and Purchaser shall meet within thirty (30) Business Days after the Closing Date and from time to time thereafter in order to plan an orderly transition of the Records to Purchaser. Within a commercially reasonable period (which shall be no later than one hundred twenty (120) Days after the end of the Transition Period), Seller shall make available for Purchaser to pick up or for Purchaser to have delivered (at Purchaser’s sole expense) to a location of Purchaser’s choice the Records that are maintained or controlled by Seller or its Affiliates (or, in the case of Records located at the Properties acquired by Purchaser hereunder, make such Records available to Purchaser at such locations); provided, however, Seller may retain copies or originals of any or all Records.

(b) Seller is not obligated to create any Records for Purchaser or to provide Records in a form or format other than the form or format in which they exist as of the Signing Date. Seller will provide the Records to Purchaser in the formats and on media used by Seller, or native to the system in which such data or information resides. If Seller has any Records in an electronic format, Seller will deliver such Records in such electronic format. If Purchaser requests any Records in a specific format or report form and Seller is able, with Commercially Reasonable Efforts, to provide such Records in such requested format or report form, Purchaser will reimburse Seller for all costs incurred by Seller related to the provision of such Records in such requested format or report form.

(c) If Purchaser desires to have copies of Records prior to the time by which Seller is obligated to furnish the Records to Purchaser under this Section 19.3, Seller will use Commercially Reasonable Efforts to cause the copies requested by Purchaser to be made and delivered to Purchaser; provided, however, that if Seller provides copies of any such Records prior to Closing, Purchaser shall reimburse Seller for all costs of copying and providing such Records to Purchaser. The provisions of this Section 19.3(c) are without prejudice to Purchaser’s rights under Section 5.1. Notwithstanding the foregoing, Seller may be required to provide certain Records to Purchaser prior to Closing pursuant to Section 12.21.

(d) Purchaser shall maintain the Records received from Seller for at least seven (7) years after the Closing Date and afford Seller reasonable access to the Records and a right to copy the Records at Seller’s expense as reasonably requested by Seller. In addition, Purchaser shall afford Seller full access to records and data produced after the Closing Date and reasonably requested by Seller in connection with any Seller Retained Liability or any Claim for indemnity by Purchaser under this Agreement (excluding, however, attorney work product and attorney-client communications entitled to legal privilege), and a right to copy such records and data at Seller’s expense. If Purchaser desires to destroy the Records, whether within or after such seven (7) year period, it shall notify Seller prior to such destruction and provide Seller an opportunity to take possession of them at Seller’s expense.

19.4 Post-Closing Confidentiality of Records. Effective upon the execution of this Agreement, Purchaser hereby ratifies the Confidentiality Agreement and agrees to be subject thereto, as if Purchaser were a signatory thereto. Effective upon, and only upon, the Closing with respect to a particular Property:

(a) with respect to such information to the extent that it relates solely to such Property, any Hydrocarbons produced therefrom or liabilities assumed with respect thereto, Purchaser shall have no further obligations of confidentiality to Seller under the Confidentiality Agreement in respect thereof; and

(b) with respect to such information to the extent that it does not relate solely to such Property, any Hydrocarbons produced therefrom or liabilities assumed with respect thereto, such information shall remain subject to the terms and conditions of the Confidentiality Agreement on and after the Closing Date, and Purchaser hereby acknowledges its obligation to treat such information as confidential information of Seller in accordance with the terms of the Confidentiality Agreement.

19.5 GAAP/Financial Reporting. Except as otherwise expressly provided in this Agreement, all accounting matters under this Agreement shall be determined in accordance with GAAP. With respect to each Party’s financial reporting obligations, Purchaser shall commence reporting production and revenues from the Properties effective as of the Closing Date, unless otherwise required by GAAP or applicable Laws.

19.6 Further Assurances.

(a) Each Party shall use Commercially Reasonable Efforts to obtain the waivers, approvals and consents for which it is responsible as set forth in the Agreement and to satisfy all its conditions precedent to this Agreement. As to those waivers, approvals and consents for which a Party is responsible hereunder, such Party shall promptly advise the other Party of all significant developments of which it becomes aware regarding the progress of procuring such waivers, approvals and consents.

(b) From and after Closing, at the request of Seller but without further consideration, Purchaser shall execute and deliver or use Commercially Reasonable Efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Seller reasonably may request to more effectively put Seller in possession of any Property (or interest in a Property) that was not intended to be a Property or was conveyed in error (including reassignment from Purchaser to Seller of any Property (or interest in Properties) that was conveyed in violation of a Consent), or to more effectively implement Purchaser’s assumption of obligations under Section 12.2. From and after Closing, at the request of Purchaser but without further consideration, Seller shall execute and deliver or use Commercially Reasonable Efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Purchaser reasonably may request to more effectively put Purchaser in possession of the Properties conveyed or which should have been conveyed to Purchaser in accordance with the terms of this Agreement. In particular, Seller and Purchaser agree to execute and deliver such instruments and use Commercially Reasonable Efforts to take such other actions as may be necessary and advisable to: (i) make all filings, registrations, and recordings which must be made with respect to the Properties in the records of the BOEM in order that the records maintained by the BOEM shall accurately reflect the transfer of the Properties from Seller to Purchaser; (ii) assist Purchaser in being designated as operator with respect to the Properties operated by any member of the Seller Group as of the Signing Date; and (iii) obtain prompt and unconditional BOEM and BSEE approvals of transfer of the Properties. To the extent the BOEM or the BSEE requires, Purchaser agrees to promptly take any and all action necessary to post with the BOEM or BSEE any supplemental bonds and provide any and all documentation that the BOEM or the BSEE requires, to evidence Purchaser’s financial responsibility under applicable federal regulations and BOEM and BSEE policies.

19.7 Extent of Indemnification. Without limiting or enlarging the scope of the indemnification, defense, release, disclaimer and assumption provisions set forth in this Agreement, to the fullest extent permitted by Law, an indemnified Person shall be entitled to indemnification hereunder in accordance with the terms hereof, regardless of whether the indemnifiable loss giving rise to any such indemnification obligation is the result of the active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, breach of duty (statutory or otherwise), or other fault or violation of any Law of or by any such indemnified Person, or any pre-existing defect; provided that this Section 19.7 shall not be construed to modify the indemnification provisions set forth in Section 5.1.

19.8 Amendments and Severability. No amendments, waivers or other modifications of this Agreement will be effective or binding on either of the Parties unless the same are in writing, designated as an amendment or modification, and signed by both Parties, except in the case of amendments or waivers to Sections 17.2(a), 19.8, 19.11(e), 19.14 and 19.27 (and amendments to any related definitions) which affect the rights of any Debt Financing Source, in which case, such amendment or waiver shall only be effective with the consent of any such Debt Financing Source. The invalidity of any one or more provisions of this Agreement will not affect the validity of this Agreement as a whole, and in case of any such invalidity, this Agreement will be construed as if the invalid provision had not been included herein, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

19.9 Successors and Assigns. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, without the express prior written consent of the non-assigning Party, such consent not to be unreasonably withheld;

provided, however, that the Parties may assign this Agreement or any of their respective rights, interests or obligations under this Agreement to an Affiliate of such Party without consent. Assignment shall not relieve the assignor of any of its obligations hereunder.

19.10 Headings and Exhibits. The headings contained in this Agreement are inserted for convenience only, shall not constitute a part of this Agreement, and are in no way to be construed as a limitation or expansion on the scope of particular sections to which they refer. All of the Exhibits and Schedules referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement. Each Party to this Agreement and its counsel has received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

19.11 Governing Law; Consent to Jurisdiction.

(a) This Agreement (including administration of the arbitration provisions set forth in Article XVIII) and the Operative Documents shall be governed by and construed and enforced in accordance with the substantive Laws of the State of Texas, without regard to its conflict of laws rules or principles, except to the extent the real property Laws of another state mandatorily apply.

(b) The Parties hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts located in Harris County, Texas in connection with any dispute arising under or relating to this Agreement, the Operative Documents or any of the transactions contemplated hereby or thereby, that is permitted to be commenced in court, and each Party irrevocably agrees that all Claims in respect of such dispute or proceeding that are permitted to be commenced in court shall be heard and determined exclusively in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by Law, any objection which they may now or hereafter have to the venue of any dispute arising under or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) To the fullest extent permitted by applicable Law, each Party hereby waives any right to a trial by jury of any claim or cause of action based upon or arising out of or related to this Agreement, the other Operative Documents, or the transactions contemplated hereby or thereby, in any action, proceeding or other litigation of any type brought by any of the Parties against any other Party, whether with respect to contract claims, tort claims, or otherwise. The Parties each agree that any such claim or cause of action shall be tried by a court without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this Section as to any action, counterclaim or other proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement or the other Operative Documents or any provision hereof or thereof.

(d) Each Party represents, covenants and warrants that it is subject to service of process in the State of Texas. If for any reason a Party should become not so subject, it hereby designates and appoints, without power of revocation, the Secretary of State of the State of Texas as such Party’s agent upon whom may be served all process, pleadings, notices or other papers which may be served upon such Party as a result of any of its obligations under this Agreement.

(e) Notwithstanding anything herein to the contrary, the Parties acknowledge and irrevocably agree (i) that any action, whether in law or in equity, whether in contract or in tort or otherwise, in which the Debt Financing Sources are a party arising out of, or relating to, the transactions contemplated hereby or under the Debt Financing Commitment shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their respective Affiliates or Representatives to bring or support anyone else in bringing any such action in any other court, (iii) that service of process, summons, or similar court filing shall be served through a Party’s registered agent for service of process or, if a Party does not have a registered agent for service of process in New York, then service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 19.1 shall be effective service of process against them for any such action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such action, (vi) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (vii) that any such claim, controversy or dispute shall be governed by, and construed in accordance with, the Laws of the State of New York.

19.12 No Partnership Created. It is not the purpose or intention of this Agreement to create (and it should not be construed as creating) a joint venture, partnership or any type of association, including for U.S. federal Income Tax purposes, and the Parties are not authorized to act as an agent or principal for each other with respect to any matter related hereto. Nothing contained in this Agreement prevents either Purchaser or Seller from engaging in any business or purchasing any asset, whether or not in the vicinity of the Properties or in competition with the business of the other.

19.13 Public Announcements. Seller (on behalf of Seller Group) and Purchaser (on behalf of Purchaser Group) agree not to issue any public statement or press release concerning this Agreement or the transactions contemplated hereby (including price or other terms) without the prior written consent of the other Party, such consent not to be unreasonably withheld, and then only after prior reasonable consultation with the other Party regarding the timing and content of the statement; provided, however, if Seller or any of its respective Affiliates, on the one hand, or Purchaser or any of its respective Affiliates, on the other, is required by Law or the rules of the New York Stock Exchange or another securities exchange to make a public announcement or statement, then the same may be made without the approval of the other Party so long as the other Party is provided reasonable advance notice, but in no event less than one (1) Business Day before such public announcement is required to be made, and reasonable consultation regarding timing and content of the announcement or statement; and with the further understanding that the Party not required to make any such announcement or statement shall have the right to issue its own announcement or statement in connection with or in response to any such required public announcement or statement. Notwithstanding the foregoing, the provisions of this Section 19.13 shall not apply to any disclosures made in any Filings pursuant to Section 12.21.

19.14 No Third Party Beneficiaries. Nothing contained in this Agreement entitles any Person other than Seller and Purchaser or their permitted successors and assigns to any Claim, remedy or right of any kind whatsoever, except with respect to waivers and indemnities that expressly provide for waivers or indemnification of Purchaser Group, Seller Group or another Person, in which case members of such groups and such other Persons are considered third party beneficiaries for the sole purposes of those waiver and indemnity provisions; provided that, notwithstanding any provision to the contrary contained in this Agreement, the Parties expressly acknowledge and agree that the Debt Financing Sources are express third party beneficiaries of, and may enforce as such the provisions of Sections 17.2, 19.8, 19.11(e), 19.14 and 19.27 of this Agreement. The immediately preceding sentence notwithstanding, any claim for indemnity or defense under this Agreement shall only be brought and administered by a Party to this Agreement. Each Party may elect to exercise or not exercise the indemnification and defense rights under this Agreement on behalf of any member of Purchaser Group or Seller Group, as applicable, and no member of any such group shall have any rights under this Agreement except to the extent exercised on its or his behalf by a Party. For the avoidance of doubt, there will be no third party beneficiaries under this Agreement for breaches of Article XIV.

19.15 Waiver of Consumer Rights. As partial consideration for the Parties entering into this Agreement, each Party can and does hereby waive the provisions of the Texas Deceptive Trade Practices Consumer Protection Act, Article 17.41 et. seq., Texas Business and Commerce Code, a law that gives consumers special rights and protection, and all other consumer protection Laws of the State of Texas, or of any other state that may be applicable to this transaction, that may be waived by such Party. It is not the intent of either Party to waive and neither Party does waive any Law or provision thereof that is prohibited by Law from being waived. Each Party represents that it has had an adequate opportunity to review the preceding waiver provision, including the opportunity to submit the same to legal counsel for review and advice and after consultation with an attorney of its own selection voluntarily consents to this waiver, and understands the rights being waived herein.

19.16 Redhibition Waiver. If any of the Properties are located in Louisiana and are subject to Louisiana Law, Purchaser expressly:

(a) waives the warranty of fitness for intended purposes and guarantee against hidden or latent redhibitory vices under Louisiana Law, including Louisiana Civil Code Article 2520 (1870) through 2548 (1870);

(b) waives all rights in redhibition pursuant to Louisiana Civil Code Article 2520, et seq., including the warranty imposed by Louisiana Civil Code Article 2475 (1870);

(c) acknowledges that this express waiver shall be a material and integral part of this sale and the consideration thereof; and

(d) acknowledges that this waiver has been brought to the attention of Purchaser and explained in detail and that Purchaser has voluntarily and knowingly consented generally and specifically to this waiver of warranty of fitness and/or warranty against redhibitory vices and defects for the Properties.

All assignments to be delivered by Seller at Closing (except BOEM Assignments of Operating Rights, Assignments of Record Title Interest and Assignments of Rights of Way or any other assignment forms required by a Governmental Authority) shall expressly set forth the disclaimers of representations and warranties contained in this Section 19.16.

19.17 UTPCPL Waiver. To the extent applicable to the Properties or any portion thereof, the Parties each can and expressly do hereby waive the provisions of the Louisiana Unfair Trade Practices and Consumer Protection Law (LA. R.S. 51:1401, et seq.). Purchaser warrants and represents that Purchaser (i) is experienced and knowledgeable with respect to the oil and gas industry generally and with transactions of this type specifically, (ii) possesses ample knowledge, experience and expertise to evaluate independently the merits and risks of the transactions herein contemplated, and (iii) is not in a significantly disparate bargaining position.

19.18 Recordation. The Assignment and Bill of Sale in the form attached as Exhibit C-1 is intended to convey all of the Properties being sold pursuant to this Agreement. Certain Properties that are leased from, or require the approval to transfer by, a Governmental Authority are conveyed under each Assignment and Bill of Sale and also are described and covered by Assignments of Record Title Interest, Assignment of Operating Rights, Assignments of Rights of Way and other separate assignments made by Seller to Purchaser on officially approved forms, or forms acceptable to such entity, in sufficient multiple originals to satisfy applicable statutory and regulatory requirements. THE INTERESTS CONVEYED BY SUCH SEPARATE ASSIGNMENTS ARE THE SAME, AND NOT IN ADDITION TO, THE INTERESTS CONVEYED IN THE ASSIGNMENT AND BILL OF SALE. Further, such assignments shall be deemed to contain the identical title warranty of Seller and all of the exceptions, reservations, rights, titles, power and privileges set forth herein as fully and only to the extent as though they were set forth in each such separate assignment.

19.19 Not to be Construed Against Drafter. The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment. Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, not be applied in the interpretation or construction of this Agreement.

19.20 Schedules. With respect to the representations and warranties of each Party contained in this Agreement, from the Signing Date until the date that is two (2) Business Days prior to the Closing Date, such Party shall have the right to supplement or modify such Party’s Schedules with respect to any matter hereafter arising or discovered which, if existing or known on the Signing Date, would have been required to be set forth or described in such Party’s

Schedule. For all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article XV have been fulfilled, the Schedules shall be deemed to exclude all information contained in any supplement or modification thereto. Each Schedule to this Agreement shall be deemed to include and incorporate, to the extent relevant to such Schedule, any matter which is fairly disclosed in the other Schedules. Certain information set forth in the Schedules is included solely for informational purposes, and the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not required to be disclosed or is or is not material for purposes of this Agreement.

19.21 Acknowledgement of Parties; Conspicuousness. EACH PARTY SPECIFICALLY ACKNOWLEDGES AND AGREES (A) THAT IT HAS A DUTY TO READ THIS AGREEMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, AND (B) THAT IT HAS IN FACT READ THIS AGREEMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS AGREEMENT. EACH PARTY FURTHER AGREES THAT IT WILL NOT CONTEST THE VALIDITY OR ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS AGREEMENT ON THE BASIS THAT THE PARTY HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISIONS OR THAT SUCH PROVISIONS ARE NOT “CONSPICUOUS”. The Parties expressly hereby acknowledge and agree that the provisions contained in this Agreement that are set out in “bold” type or in “ALL CAPS” satisfy the requirement of the “express negligence rule” and any other requirement at law or in equity that provisions contained in a contract be conspicuously marked or highlighted.

19.22 Waiver of Compliance; Rights Cumulative. Any failure of Seller, on the one hand, or Purchaser, on the other hand, to comply with an obligation, covenant, agreement or condition contained in this Agreement may be expressly waived in writing by the non-failing Party, but, except as otherwise provided in this Agreement, such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No course of dealing on the part of any Party or its respective officers, employees, agents or representatives, and no failure by a Party to exercise any of its rights under this Agreement shall, in either case, operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. The rights of the Parties under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

19.23 Entire Agreement. The Confidentiality Agreement and this Agreement (including the Exhibits, Schedules, and Operative Documents referred to herein, which form a part of this Agreement) embodies the entire agreement and understanding of the Parties in respect of the subject matter contained herein and therein and, except as otherwise provided in Section 17.4, supersedes all prior and contemporaneous negotiations, understandings, letters of intent, and agreements (whether oral or written) between the Parties or their Affiliates relating to the terms of purchase and sale of the Properties and constitute the entire understanding and agreement between the Parties with respect to the sale, assignment and conveyance of the Properties and other transactions contemplated by this Agreement. There are no restrictions, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby and thereby, other than those expressly set forth or referred to in this Agreement.

19.24 Conflicts. In the event of any conflict between the provisions of this Agreement and the Operative Documents, the provisions of this Agreement shall control.

19.25 Time of Essence. Time is of the essence with respect to all provisions of this Agreement that specify a time for performance; provided, however, that the foregoing shall not be construed to limit or deprive a Party of the benefits of any grace or cure period allowed in this Agreement.

19.26 Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including by means of facsimile or email of a portable document format (pdf) of the signature pages), each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

19.27 No Recourse. This Agreement may only be enforced against, and any Claims that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Persons that are expressly identified as Parties and their respective successors and permitted assigns and no Debt Financing Source shall have any liability for any obligations or liabilities of the Parties or for any Claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of Seller Group against Purchaser Group hereunder, in no event shall Seller Group or any of its Affiliates or its or their respective Representatives seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Source arising out of, or relating to, the transactions contemplated hereby.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective on the Signing Date.

SELLER:

BP EXPLORATION & PRODUCTION INC.

By:	/s/ John M. Kaffenes
Name:	John M. Kaffenes
Title:	Attorney-in-Fact

BP AMERICA PRODUCTION COMPANY

By:	/s/ John M. Kaffenes
Name:	John M. Kaffenes
Title:	Attorney-in-Fact

PURCHASER:

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ Doss R. Bourgeois
Name:	Doss R. Bourgeois
Title:	Executive Vice President—Exploration & Production

Signature Page to

Purchase and Sale Agreement